-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Prospectus                                   Filed pursuant to Rule 424(b)(4)
                                             Registration No. 333-77917

July 20, 1999

                        [VOYAGER.NET LOGO APPEARS HERE]

                       9,000,000 Shares of Common Stock

-------------------------------------------------------------------------------

    Voyager.net, Inc.:                   The Offering:

    . We are the largest Internet        . Voyager.net is offering
      service provider focused on          7,425,000 of the shares and
      the Midwestern United States.        selling stockholders are
                                           offering 1,575,000 of the
                                           shares.

    . Voyager.net, Inc.                  . The underwriters have an
                                           option to purchase an
     4660 South Hagadorn Road              additional 1,350,000 shares
     Suite 320                             from Voyager.net and
     East Lansing, Michigan 48823          existing stockholders to
     (517) 324-8940                        cover the underwriters' over-
                                           allotment option.

    Symbol & market:

    . VOYN/Nasdaq National Market        . This is our initial public
                                           offering, and no public
                                           market currently exists for
                                           our shares.

                                         . We plan to use the proceeds
                                           from this offering to repay
                                           our senior bank debt, to
                                           redeem our outstanding
                                           preferred stock and
                                           subordinated notes, and for
                                           general corporate purposes,
                                           including potential
                                           acquisitions and capital
                                           expenditures.

                                         . Closing: July 26, 1999.

    ----------------------------------------------------------
                                        Per Share    Total
    ----------------------------------------------------------
     Public offering price:              $15.00   $135,000,000
     Underwriting fees:                  $ 1.05   $  9,450,000
     Proceeds to Voyager.net:            $13.73   $101,925,000
     Proceeds to selling stockholders:   $15.00   $ 23,625,000

    ----------------------------------------------------------

    This investment involves risk. See "Risk Factors" beginning on Page 10.

-------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette

                First Union Capital Markets Corp.

                                          CIBC World Markets

                                                                 DLJdirect Inc.

                                    GRAPHIC

[In the center of the inside cover is a coverage map of the Midwest showing the states of Minnesota, Wisconsin, Illinois, Michigan, Indiana and Ohio. Superimposed on the map of these six states are the d/b/a names under which Voyager.net does business: PCLink.com, EXEC-PC, Freeway, Voyager, NetLink, ExchangeNet, InFinet, and Hoosier, and their related logos. Directly above the map is the name "Voyager.net" with our logo. Directly below the map is text which states: "The largest Internet Service Provider focused on the Midwest with strong local brands."]

[To the left of the coverage map, there is picture of a group of people with a paragraph heading "Voyager.net Philosophy"; the text under this heading reads as follows: "The core principles of Voyager.net remain steadfast: provide an outstanding Internet experience for customers while continuing to grow throughout the Midwest. This is accomplished by providing the personal attention and focus each customer deserves, maintaining and strengthening a first-rate network, and deploying new technology to provide the best services available. Voyager.net brings a unique advantage to the marketplace and to its customers: the extensive resources of a super-regional provider combined with the personal attention and perspective of a local Internet service provider."]

[A picture of a computer mouse and another paragraph heading is immediately below this one, entitled "Full Range of Internet Access"; the text under this heading reads as follows: Voyager.net customers choose from a wide range of Internet access options. These include dial-up service which allows access to the Internet using standard modems in computers, dedicated service which allows continuous access using traditional telecommunication lines, digital subscriber lines which provide high speed communication over traditional telephone lines and Internet access via cable television modems. Voyager.net also offers long distance telephone service as an added benefit to our customers across the region."]

[To the immediate right of the map is a picture of a woman with a paragraph heading entitled "Friendly Customer Support"; the text below the heading reads:
"Voyager.net provides rapid-response toll-free telephone support to its customers. The unique combination of our regional focus, local service, and a commitment to the customer has established Voyager.net as a leader in the Internet industry. The Voyager.net customer-focused approach includes services such as free Internet training seminars for customers who are new to the Internet and an on-site customer visit program. Voyager.net team members are encouraged to go "above and beyond" to provide premium service and are empowered to do whatever it takes to "WOW" the customer."]

[Below and to the right is a picture of network equipment with a paragraph heading "Owned and Operated Network"; the text below the heading reads: "The Voyager.net network covers hundreds of cities in the region of Wisconsin, Illinois, Michigan, Indiana, Ohio, Minnesota and beyond. The Voyager.net network employs the latest scaleable Internet technology, using products from industry leaders such as Cisco, 3Com and Lucent. The Voyager.net network features 24 hours a day, 7 days a week monitoring to ensure fast reliable service. We have multiple network operation centers which connect to the Internet through separate connectivity providers to ensure network redundancy."]

[The graphics on the back cover of the prospectus have an arrow pointing to a picture of the globe. Directly above the picture and arrow is the Voyager.net name and logo.]


                               TABLE OF CONTENTS

                              Page
Prospectus Summary..........     3
Risk Factors................    10
Use of Proceeds.............    21
Dividend Policy.............    21
Capitalization..............    22
Dilution....................    23
Selected Consolidated
 Financial and Other Data ..    25
Management's Discussion and
 Analysis of Financial
 Condition and Results of
 Operations.................    27
Business....................    41
Management..................    57
Certain Transactions with
 Related Parties............    68

                             Page
Principal and Selling
 Stockholders...............   71
Description of Capital
 Stock......................   73
Shares Eligible For Future
 Sale.......................   77
Underwriting................   79
Legal Matters...............   81
Experts.....................   82
Change in Independent
 Accountants................   82
Where You Can Find More
 Information................   82
Index to Financial
 Statements.................  F-1

                               PROSPECTUS SUMMARY

   This is only a summary and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

                               Voyager.net, Inc.

Our Business

   We are the largest Internet service provider focused on the Midwestern United States, with approximately 230,000 subscribers as of June 30, 1999. We operate the largest dial-up Internet network in the Midwest in terms of geographic coverage, with approximately 165 Voyager.net-owned points of presence in Michigan, Wisconsin, Ohio, Illinois, Indiana and Minnesota. Points of presence, or POPs, are telecommunications facilities located in a particular market which allow our subscribers to access the Internet through a local telephone call. We serve residential and business customers in markets within our target region, which we believe have been historically under-served by the larger, national providers of Internet service.

   Our primary service offerings are:

  . dial-up Internet access service to residential and business subscribers, which allows them to access the Internet using standard modems in computers; and

  . dedicated Internet access to business subscribers, which allows them to have continuous access to the Internet using traditional telecommunications lines.

   We also offer a variety of additional Internet and enhanced communication services, including:

  .   maintaining customer Web sites on our servers, known as Web hosting;

  . providing telecommunications facilities for customer-owned Web servers and related equipment, known as co-location;

  . electronic commerce solutions which enable customers to sell merchandise over the Internet;

  . broadband Internet access services using digital subscriber lines, which transmit data at high speeds over traditional copper telephone lines, and cable modems, which transmit data at high speeds over local cable television networks; and

  . resale of long distance voice services bundled with our Internet access products.

Our Business Strategy

   The business model that we have developed has resulted in substantial revenue and subscriber growth, reduced costs for acquiring new customers and significant cash flow from operating activities while maintaining high customer satisfaction. Our subscriber base has increased from approximately 17,000 subscribers as of December 31, 1997 to approximately 230,000 subscribers as of June 30, 1999, including approximately 6,000 Web hosting customers and approximately 1,000 dedicated access subscribers. For the three months ended March 31, 1999, our pro forma revenues, cash flows from operating activities and EBITDA were $9.7 million, $4.0 million and $2.7 million, respectively, representing EBITDA as a percentage of revenues of 27.8%. We define EBITDA as earnings before interest, taxes, depreciation, amortization and non-recurring, non-cash compensation charges. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be construed as a substitute for net income or cash flows from operating activities.

   We believe that our business model is scalable and can be sustained at any level. Our business model is based on the following key principles:

  . We focus on the Midwestern United States. Our regional focus on markets within the Midwest enables us to conduct highly targeted sales and marketing programs, cultivate local brand-name recognition and generate a significant number of word-of-mouth referrals. As a result, we believe that our costs to acquire new customers are significantly less than those of our competitors. Our regional operations also provide us with a competitive advantage over national Internet service providers operating in our markets due to our ability to provide broader dial-in capability using local telephone calls.

  . We deliver superior customer care and service. Over 60% of our employees are dedicated to providing customer and technical support from our two network operating centers. This customer-oriented operating focus has allowed us to achieve customer satisfaction and customer retention rates which are significantly greater than industry averages. We have also developed a proprietary Web-based customer care and billing system which is user-friendly and enables subscribers to sign-up for our services immediately. Despite our regional focus, we ranked 10th overall among national and regional Internet service providers in a recent survey conducted by PC World Magazine in terms of customer satisfaction, which included access speed, reliability and product offerings.

  . We own and manage our network equipment. We believe that we are the only large regional or national consumer-focused Internet service provider that owns and operates 100% of its network equipment and customer care operations. Since we own the network equipment at each of our points of presence, rather than lease services from national carriers, we have much greater control over the utilization, efficiency, scalability and quality of our network. This enables us to reduce our telecommunication cost per customer, the single largest expense for an Internet service provider.

  . We efficiently integrate acquired businesses. Our integration model generates significant cost savings and economies of scale within a short time after completing an acquisition while offering improved performance and a broader range of Internet services to our newly acquired customers. We typically realize significant cost savings by transferring network traffic from the acquired Internet service provider's customers to our regional network and eliminating duplicated network infrastructure. We also consolidate many overlapping business functions into our operations after an acquisition, such as sales and marketing, network operations, customer support, billing and accounting and human resources. In addition, we use our significant purchasing power to re-negotiate more favorable pricing on telecommunication access lines, equipment purchases and other vendor services.

Our Market Opportunity

   We believe we are well-positioned to capitalize on the significant market opportunity to provide Internet products and services to our target market, residential and business customers in the Midwest. For example, International Data Corporation estimates that:

  .  the number of U.S. users accessing the World Wide Web will increase from
     62.8 million at the end of 1998 to 148.6 million in 2002;

  . the percentage of U.S. households with Internet access will increase from 29.5% at the end of 1998 to 64.0% at the end of 2002;

  . revenues from U.S. consumer Internet access services will increase from $4.7 billion in 1998 to $10.6 billion in 2002;

  . the percentage of U.S. households with broadband Internet access will grow from 1.0% at the end of 1998 to 13.2% at the end of 2002; and

  . revenues from U.S. corporate Internet access services will increase from $2.9 billion in 1998 to $10.1 billion in 2002.

   The rapid expansion of the Internet and its use has resulted in a highly fragmented Internet service provider market, with over 4,850 providers in the United States at the end of 1998 according to Boardwatch Magazine. While approximately 180 of these entities are national service providers, the vast majority of them are small, local operators with fewer than 10,000 customers each.

   We believe our target markets in the Midwest have been under-served by both large national providers and by small local providers. Many of the national on-line service providers do not maintain the same level of marketing presence, network accessibility and quality of service in small markets within the Midwest as they do in larger markets. In many of our markets, customers of national on-line service providers are required to access the Internet through a long-distance phone call, which can be more expensive for subscribers. Currently, approximately 98% of our dial-up subscribers can access our network through a local phone call. While smaller Internet service providers may have a stronger local presence in certain markets than larger providers, they typically do not provide a full range of Internet services and lack the resources to provide high quality, reliable Internet access service, customer support, and 24 hours per day, seven days per week network monitoring. We anticipate that a significant number of these local operators, which typically are not profitable and have limited financial resources to expand their operations, will make attractive acquisition candidates for us in the future. We believe that our strong regional presence, high quality Internet products and services, emphasis on customer care, experienced management team and financial resources position us to compete effectively in our target markets against both large and small Internet service providers.

Our Growth Strategy

   Our strategy is to capitalize on the substantial growth of the Internet and be the dominant Internet service provider in the Midwest. We plan to grow our business through both internal growth initiatives as well as through strategic acquisitions, as follows:

  . maintain our superior customer care and service in order to increase customer referrals and customer retention;

  . continue to invest in our network to provide our subscribers with the most reliable, high quality, high-speed Internet access services at lower costs;

  . continue our highly focused sales and marketing efforts and use of strategic reseller agreements;

  . offer enhanced high-speed communications services such as Internet access using digital subscriber lines and cable modems and the resale of bundled voice and data services at competitive rates; and

  . continue to acquire and integrate local and regional Internet service providers to increase network utilization and enter new markets.

Our History

   Voyager Information Networks, Inc., our wholly-owned operating subsidiary, was incorporated in 1994 in the State of Michigan and began offering Internet access services to residential and business customers in 1995. We incorporated in 1998 in the State of Delaware under the name Voyager Holdings, Inc. We changed our name to Voyager.net, Inc. on April 29, 1999. Our principal executive office is located at 4660 South Hagadorn Road, Suite 320, East Lansing, Michigan 48823. Our telephone number is (517) 324-8940. Our primary Web page is at http://www.voyager.net. The information on all of our Web sites is not a part of this prospectus.

                              Recent Developments

   In order to provide greater flexibility in pursuing our growth strategy, we recently amended our revolving senior credit facility with a syndicate of banks managed by Fleet National Bank to provide for up to $70.0 million of credit. The credit facility matures on March 31, 2005. The credit facility is to be used to fund working capital and permitted acquisitions. Our obligations under the senior bank debt agreements are secured by all of our assets. We expect to enter into an amended and restated credit facility for up to $70.0 million after the closing of this offering.

   We recently completed the following acquisitions:

  . On April 23, 1999, we acquired approximately 5,900 dial-up consumer and Web hosting subscribers from StarNet, Inc., a Chicago-based Internet service provider;

  . On May 7, 1999, we acquired all of the outstanding capital stock of GDR Enterprises, Inc., a Dayton, Ohio-based provider of Internet services with approximately 20,000 dial-up, dedicated and Web hosting subscribers;

  . On June 4, 1999, we acquired approximately 5,500 dial-up, dedicated and Web hosting subscribers in the Minneapolis, Minnesota area from Edgeware, Inc., d/b/a PCLink.com;

  . On June 17, 1999, we acquired approximately 4,000 dial-up, dedicated and Web-hosting subscribers in Wisconsin from Core Digital
      Communications, Inc.; and

  . On June 25, 1999, we acquired approximately 3,100 dial-up subscribers in the Chicago, Illinois area from American Information Systems, Inc.

                                  The Offering

Common stock offered:

  By Voyager.net......................
                                                 7,425,000 shares
  By the selling stockholders.........
                                                 1,575,000 shares
                                                ----------
    Total...........................             9,000,000 shares

Common stock to be outstanding
   after this offering................          31,501,308 shares

Estimated net proceeds to Voyager.net...      $100,375,000

Use of Proceeds.........................        To repay our senior bank debt,
                                                to redeem our outstanding
                                                preferred stock and
                                                subordinated notes and for
                                                general corporate purposes,
                                                including potential
                                                acquisitions and capital
                                                expenditures. See "Use of
                                                Proceeds."

Nasdaq National Market symbol...........        VOYN

   The number of shares of our common stock that will be outstanding after this offering is based on the number outstanding as of May 31, 1999. It excludes:

  . 810,000 shares of common stock issuable by Voyager.net pursuant to the over-allotment option granted to the underwriters;

  . 316,200 shares of common stock issuable upon exercise of stock options outstanding as of May 31, 1999, with a weighted average exercise price of $2.56 per share, of which options to purchase 148,800 shares were then exercisable; and

  . 3,507,488 shares of common stock available for future grant under our stock option plan as of May 31, 1999.

   See "Management--Executive Compensation" and "Management--1998 Stock Option and Incentive Plan."

                 Summary Consolidated Financial and Other Data
                (In thousands, except per share and other data)

   You should read the following summary consolidated historical financial and other data along with the sections entitled "Use of Proceeds," "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes and other financial and operating data included elsewhere in this prospectus.

   This summary consolidated historical financial and other data includes a presentation of EBITDA. EBITDA represents earnings before interest, taxes, depreciation, amortization and non-recurring, non-cash compensation charges. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. EBITDA, as calculated by Voyager.net, is not necessarily comparable with similarly titled measures for other companies.

                                                                           Three Months Ended March
                                  Years Ended December 31,                            31,
                          -----------------------------------------------  ---------------------------
                                                                   Pro                          Pro
                                                                  Forma                        Forma
                           1995     1996      1997       1998    1998 (1)   1998      1999    1999 (1)
Consolidated Statement
 of Operations Data:
Revenue.................  $  202   $ 1,707   $ 3,454   $ 10,722  $ 25,743  $ 1,135  $  8,519  $  9,661
Operating expenses......     893     3,215     4,212     17,081    40,393    1,032    11,214    12,949
                          ------   -------   -------   --------  --------  -------  --------  --------
Income (loss) from
 operations.............    (691)   (1,508)     (758)    (6,359)  (14,650)     103    (2,695)   (3,288)
Other income (expense)..      17        10       (62)      (912)   (3,618)     (39)     (771)   (1,012)
                          ------   -------   -------   --------  --------  -------  --------  --------
Net income (loss).......    (674)   (1,498)     (820)    (7,271)  (18,268)      64    (3,466)   (4,300)
Preferred stock
 dividends..............      --        --       (74)      (348)     (348)     (50)     (166)     (166)
                          ------   -------   -------   --------  --------  -------  --------  --------
Net income (loss)
 applicable to common
 stockholders...........  $ (674)  $(1,498)  $  (894)  $ (7,619) $(18,616) $    14  $ (3,632) $ (4,466)
                          ======   =======   =======   ========  ========  =======  ========  ========
Per Share Data:
Basic and diluted net
 loss per share
 applicable to common
 stockholders...........  $(0.08)  $ (0.28)  $ (0.10)  $  (0.43) $  (1.05) $  0.00  $  (0.16) $  (0.19)
Weighted average common
 shares outstanding.....   8,966     5,352     8,878     17,655    17,655   14,999    22,988    22,988

Other Financial Data:
EBITDA (as defined).....  $ (563)  $(1,088)  $  (364)  $  1,721  $  5,630  $   229  $  2,297  $  2,684
EBITDA margin...........  (278.7)%   (63.7)%   (10.5)%     16.1%     21.9%    20.2%     27.0%     27.8%
Capital expenditures....     411       759       661      1,514     2,370      171     1,321     1,406

Other Data:
Subscribers at end of
 period (approximate)...   3,000    10,000    17,000    142,000   160,000   19,000   188,000   208,000
POPs....................       5        25        57        138       158       58       146       166

Cash Flow Data:
Cash flow provided by
 (used in):
Operating activities....  $ (538)  $  (877)  $  (398)  $  2,702  $  7,292  $   261  $  3,432  $  3,957
Investing activities....    (408)     (759)     (574)   (34,336)  (44,194)    (171)  (10,692)  (10,778)
Financing activities....   1,980       583     1,488     33,466    39,755      (12)    9,336     9,121

                                                 As of March 31, 1999
                                         -------------------------------------
                                                     Pro forma         As
                                         Actual   (unaudited) (1) Adjusted (2)
Consolidated Balance Sheet Data:
Cash and cash equivalents............... $ 4,427      $ 5,701       $ 47,571
Working capital.........................  (6,269)      (7,232)        36,935
Total assets............................  52,459       63,310        105,180
Total long-term debt, notes payable and
 capital leases, including current
 maturities.............................  43,062       52,262          1,365
Total stockholders' equity (deficit)....    (725)      (1,498)        91,269

-------------------
(1) The summary pro forma financial and other data gives effect to the acquisition of Freeway, Inc., EXEC-PC, Inc., NetLink Systems, L.L.C. and GDR Enterprises, Inc. as if the acquisition of each of these businesses was completed as of January 1, 1998. The historical financial data of Voyager.net, Inc. and the pre-acquisition results of operations of Freeway, Inc., EXEC-PC, Inc., NetLink Systems, L.L.C. and GDR Enterprises, Inc. were combined with certain pro forma adjustments to calculate the summary pro forma financial data for 1998. Additionally, the historical financial data of Voyager.net, Inc. and the pre-acquisition results of operations of GDR Enterprises, Inc. were combined with certain pro forma adjustments to calculate the summary pro forma financial data for March 31, 1999.
(2) Gives effect to the sale of the 7,425,000 shares of common stock being offered by us and the receipt and application of the net proceeds from this offering as discussed in "Use of Proceeds."

                                  -----------

   Unless otherwise stated in this prospectus, the information contained in this prospectus assumes:

  .  the underwriters' over-allotment option is not exercised; and

  . we have completed a 1.24-for-1 stock split of our common stock effected as a dividend.

   The name Voyager.net and our logo are names and marks which belong to us. We have a registered trademark for the name VoyagerLink and have registrations for other names and marks used in this prospectus. This prospectus also contains the trademarks and trade names of other entities which are the property of their respective owners.

                                  RISK FACTORS

   You should carefully consider the following factors and all other information contained in this prospectus before purchasing our common stock. If any of the events described in the risk factors below actually occur, our business could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and elsewhere in this prospectus.

Our recent substantial growth and planned future growth could strain our managerial, operational and financial resources

   We have expanded our operations rapidly during the past eighteen months and intend to continue to aggressively pursue existing and potential market opportunities. Much of this growth is attributable to several recent acquisitions, including the acquisition of substantially all of the assets of EXEC-PC, Inc., which was double our size at the time of acquisition. Our rapid growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. In order to manage our growth, we must improve our operational systems, procedures and controls on a timely basis, retain key employees and maintain our customer relationships. Also, if the demands placed on our network resources by our growing subscriber base outpace our growth and operating plans, the quality and reliability of our service may decline, our relationships with our customers may be harmed and, as a result, our business may suffer.

Our growth strategy and acquisitions may not be successful

   Our growth strategy is largely dependent upon acquiring the business and assets of Internet service providers within the Midwest. We may not be successful, however, in locating or acquiring additional businesses in the future. We also may encounter substantial competition from other Internet service providers and telecommunications providers which are seeking to consolidate operations within our region. Some of these competitors may have a larger subscriber base and greater financial resources. Our inability to continue acquiring these businesses on favorable terms in the future could have an adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected if we fail to integrate our acquisitions successfully

   Our continued success as a regional Internet service provider will depend in large part on our ability to successfully integrate the operations and management of the Internet service provider businesses that we have acquired and will acquire in the future. A significant component of our growth is attributable to our acquisitions, particularly the EXEC-PC acquisition. Failure to successfully integrate EXEC-PC and the other businesses we have acquired or will acquire in the future may result in significant operating inefficiencies, which may hurt our operating results. In addition, to integrate these acquired businesses, we may have to expend substantially more managerial, operating, financial and other resources than we have planned, which would have an adverse effect on our results of business, financial condition and results of operations. Any future acquisition could result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, or the incurrence of debt or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our business, operating results and financial condition. In addition, acquisitions involve numerous risks, including:

  .difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

  .the diversion of management's attention from other business concerns;

  .risks of entering markets in which we have no or limited prior experience;
      and

  .the potential loss of key employees of the acquired company.

We have a limited operating history at our current scale and may face difficulties encountered by companies operating in new and rapidly evolving markets

   We were incorporated in June 1994 and began offering Internet access to the public in December 1995. Only recently have we grown significantly, primarily as a result of our acquisitions. As a result, we have only operated at this size for a limited time. When making your investment decision and evaluating our business and prospects, you should consider the risks and difficulties we may encounter in the new and rapidly evolving Internet service provider market, especially given our limited operating history at this size. These risks include our ability to:

  .expand our subscriber base and increase subscriber revenues;

  .compete favorably in a highly competitive market;

  .attract and retain qualified employees;

  .develop strategic relationships;

  .introduce new products and services; and

  .continue to develop and upgrade our network systems and infrastructure.

   We cannot be certain that we will successfully address any of these risks.

We have a history of operating losses and expect future losses

   We incurred net losses of approximately $1.5 million, $0.8 million and $7.3 million in the fiscal years ended December 31, 1996, 1997 and 1998, respectively. Although we have grown our revenues substantially in recent periods, we cannot assure you that we will be able to sustain these growth rates or avoid future net losses. We expect to continue to make significant operating and capital expenditures and, as a result, we will need to generate significant revenues to achieve and maintain profitability. If we do achieve profitability, we cannot be certain that we will be able to sustain our profitability in future periods.

Our annual and quarterly operating results are subject to significant fluctuations and, as a result, period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance

   We have experienced significant fluctuations in our results of operations on a quarterly and annual basis. We expect to continue to experience significant fluctuations in our future quarterly and annual results of operations due to a variety of factors, many of which are outside of our control, including:

  .  demand for and market acceptance of our services;

  .  customer retention;

  . the timing and magnitude of capital expenditures, including costs relating to the expansion of operations and network infrastructure;

  .  introductions of new services or enhancements by us and our competitors;

  .  increased competition in our markets within the Midwest;

  . growth of Internet use and establishment of Internet operations by mainstream enterprises;

  .  changes in our and our competitors' pricing policies; and

  .  general economic conditions affecting our industry.

We face intense competition in our business from other Internet service providers and telecommunications providers

   We face intense competition in conducting our business, and we expect the competition to intensify as the Internet becomes more popular in the future. Our competitors include national, regional and local Internet service providers, telecommunications companies, competitive local exchange carriers and cable television operators. Some of these competitors have much larger subscriber bases than ours and in some cases greater financial, technical and marketing resources. Furthermore, a number of our competitors offer a broader variety of access and data services, including Internet access through high speed digital subscriber lines and cable modems, and may have done so for longer periods of time. Some Internet service providers have begun to offer access to the Internet for free or at substantial discounts to prevailing access fees. Every local market within the region in which we participate or intend to participate is served by multiple Internet access providers of various type. As a result of increased competition in our industry, and the recent introduction of free Internet access, we expect to encounter significant pricing pressure. We cannot be certain that we will be able to offset the effects of any required price reductions through an increase in the number of our subscribers, higher revenues from our enhanced business services, cost reductions or otherwise, or that we will have the resources to continue to compete successfully. You should read "Business--Competition" for a more complete discussion on the competitive factors and competitors in our industry.

We face the uncertainty of customer retention

   We believe that our long-term success depends largely on our ability to retain our existing customers while continuing to attract new customers. We continue to invest significant resources in our network infrastructure and customer and technical support capabilities to provide high levels of customer care. We cannot be certain that these investments will maintain or improve our customer retention rate. We believe that intense competition from our competitors, some of which offer free hours of service or other enticements for new customers, has caused, and may continue to cause, some of our customers to switch to our competitors' services. We are also susceptible to losing customers that we acquire through our acquisitions due to the customers' lack of familiarity with Voyager.net and the billing and network difficulties which sometimes occur after an acquisition. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be more likely to discontinue their service. These factors may adversely affect our subscriber retention rates, which would have an adverse effect on our business and operating results.

If we are unable to obtain the additional capital required to continue to grow our business, we may be required to modify our growth and operating plans

   Our ability to grow depends significantly on our ability to expand our operations through internal growth and by acquiring other Internet service providers, which require significant capital resources. We anticipate that our cash requirements for 1999 will include disbursements for some or all of the following purposes:

  .  potential acquisitions;

  .  expansion of our network infrastructure;

  .  development of enhanced services offerings;

  .  interest expense and repayment of senior indebtedness; and

  .  working capital and general corporate purposes.

   If the proceeds from this offering, after these and other expenditures, are not sufficient to meet our cash requirements, we will need to seek additional capital from public or private equity and debt sources to fund our growth and operating plans and respond to other contingencies, which may include:

  .  increases in our growth rate;

  .  shortfalls in anticipated revenues or increases in expenses;

  .  the development of new products and services; or

  . the expansion of our customer care operations, including the recruitment of additional customer care and support personnel.

   We cannot be certain that we will be able to raise additional capital in the future on terms acceptable to us or at all. If alternative sources of financing are insufficient or unavailable, we may be required to modify our growth and operating plans in accordance with the extent of available financing.

Our ability to provide access services to our customers would be interrupted if our third-party suppliers and telecommunications carriers discontinue doing business with us and we were unable to find adequate replacements

   We depend on third-party suppliers of hardware components and telecommunications carriers to provide equipment and telecommunications services in a reliable and secure manner. We currently acquire hardware components used in our network system from a few primary sources, including high performance routers and servers manufactured by Cisco Systems, Inc. and modems manufactured by Lucent Technologies, Inc. and 3Com Corporation. We currently rely on several local telephone companies, such as Ameritech Corporation, GTE Corporation and MCI WorldCom, to lease to us data communications capacity via local telecommunications lines and leased long-distance lines. We also have relationships with competitive local exchange carriers such as Brooks Fiber (MCI WorldCom) and Phone Michigan (McLeodUSA). Our suppliers and telecommunications carriers also sell or lease products and services to our competitors and may be, or may become, our competitors. Expansion of our network infrastructure and other competitors' needs will continue to place a significant demand on our suppliers and telecommunications carriers. We cannot be certain that our suppliers and telecommunications carriers will continue to sell or lease their products and services to us at commercially reasonable prices or at all. Difficulties in developing alternative sources of supply, if required, could adversely affect our business, financial condition and operating results. Moreover, failure of our telecommunications providers to promptly provide the data communications capacity required by us could cause interruptions in our ability to provide access services to our customers, which may adversely affect our business, financial condition and operating results.

If we are unable to continue to upgrade our network infrastructure to meet additional demand and changing subscriber requirements, our business and financial results could be adversely affected

   Our network infrastructure is composed of a complex system of routers, switches, transmission lines and other hardware used to provide Internet access and other services. The future success of our business will depend on the capacity, reliability and security of this network infrastructure. We will have to continue to upgrade and adapt our network infrastructure as the number of customers and the amount and type of information they wish to transmit over the Internet increases. This development of our network infrastructure will require substantial financial, operational and managerial resources. We cannot be certain that we will be able to upgrade or adapt our network infrastructure to meet additional demand or changing customer requirements on a timely basis and at a commercially reasonable cost, or at all. If we fail to upgrade our network infrastructure on a timely basis or adapt it to an expanding customer base, changing customer requirements or evolving industry standards, our business could be adversely affected.

Disruptions of our services due to system failure could result in subscriber cancellations which may adversely affect our business and financial results

   A significant portion of our computer equipment, including critical equipment dedicated to our Internet access services, is presently located at two network operating centers: one in East Lansing, Michigan and the other in New Berlin, Wisconsin. The occurrence of a natural disaster, the failure of one of our systems or the occurrence of other unanticipated problems at our network operating centers or at one of our points of presence could cause interruptions in our services. Extensive or multiple interruptions in providing customers with Internet access and other services are a primary reason for customer decisions to cancel the use of Internet access services. Accordingly, any disruption of our services due to system failure could have an adverse effect on our business and financial results.

We must adapt to technology trends and evolving industry standards to remain competitive

   The Internet market is characterized by rapid changes due to technological innovation, evolving industry standards, changes in customer needs and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of equipment obsolescence. We will need to use leading technologies effectively, continue to develop our technical expertise and enhance our existing services on a timely basis to compete successfully in the Internet access industry. We cannot be certain that we will be successful in these efforts.

   We are also at risk due to fundamental changes in the way that Internet access may be delivered in the future. Currently, Internet access services are accessed primarily by computers connected by telephone lines. Recently, several companies, including Voyager.net through our relationship with Millennium Digital Media Systems, L.L.C., began offering continuous, high-speed Internet access through the use of local cable television networks and cable modems. These cable modems have the ability to transmit data at substantially faster speeds than the modems currently used by our customers over phone lines. As the Internet becomes accessible by broad segments of the U.S. population through these cable modems and other consumer electronic devices, such as Web-TV, or as customer requirements change the means by which Internet access is provided, we will have to modify our technologies to accommodate these developments and remain competitive. Our continued development and implementation of these technological advances may require substantial time and expense, and we cannot be certain that we will succeed in adapting our Internet access services business to alternative access devices and conduits. Our failure to respond in a timely and effective manner to these and other new and evolving technologies could have a negative impact on our business, financial condition and operating results.

If Internet usage does not continue to grow, we may not be able to continue our business plan

   Widespread use of the Internet is a relatively recent phenomenon. Our future success depends on continued growth in the use of the Internet and the continued development of the Internet as a viable commercial medium. We cannot be certain that Internet usage will continue to grow at or above its historical rates or that extensive Internet content will continue to be developed or accessible for free or at nominal cost to users. If Internet use does not continue to grow or users do not accept our products and services, our business, financial condition and operating results could be adversely affected.

State and federal government regulation could require us to change our business

   We provide Internet access and other services, in part, using telecommunications services provided by carriers that are subject to the jurisdiction of state and federal regulators. Due to the increasing popularity and use of the Internet, state and federal regulators may adopt additional laws and regulations relating to content, user privacy, pricing, copyright infringement and other matters. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business. You should read "Business--Government Regulation" for a more detailed discussion of the government regulation to which we may be subject.

We will be subject to additional government regulation relating to our competitive local exchange carrier status

   One of our subsidiaries, EriNet Telecom, Inc., is authorized as a competitive local exchange carrier, or CLEC, with the State of Ohio and we may in the future seek CLEC status in other states within our operating region. To the extent we conduct business as a CLEC, the telecommunications services that we provide will be subject to federal, state and local regulation, which may include tariff and price listing requirements and state certification proceedings. We could incur substantial legal and administrative expenses if a third party challenged our filed tariffs or our status as a competitive local exchange carrier. In addition, some state statutes include provisions requiring competitive local exchange carriers to obtain additional approval in the event of certain changes in the ownership of the outstanding voting securities of CLECs. You should read "Business--Government Regulation" for a more detailed discussion of the regulations to which we will be subject as a result of our status as a competitive local exchange carrier.

We face potential liability for material transmitted through our network or retrieved through our services

   The law relating to the liability of Internet services providers for information carried on or disseminated through their networks is unsettled. In addition, the Federal Telecommunications Act of 1996 imposes fines on any entity that knowingly permits any telecommunications facility under its control to be used to make obscene or indecent material available to minors via an interactive computer service. We cannot predict whether any claim under the federal statute, similar state statutes or common law will be asserted against us, or if asserted, whether it will be successful. As the law in this area develops, we may be required to expend substantial resources or discontinue certain services to reduce our exposure to the potential imposition of liability. Any costs that we incur as a result of contesting any asserted claims or the consequent imposition of liability could adversely affect our business and operating results.

   In addition, because our users may download materials and subsequently distribute them to others, persons may potentially make claims against us for defamation, negligence, copyright or trademark infringement, personal injury or other claims based on the nature, content, publication and distribution of such materials. We also could be exposed to liability with respect to the offering of third-party content that may be accessible through our services. It is also possible that if any third-party content provided through our services contains errors, third parties who access this material could make claims against us for losses incurred in reliance on this information. We also offer e-mail services, which expose us to other potential risks, such as liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. These claims, whether with or without merit, likely would divert management's time and attention, may result in negative publicity and could result in significant costs to investigate and defend.

We are subject to risks associated with year 2000 compliance

   Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Confusion of dates may bring about system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. As a result, many companies' software and computer systems need to be upgraded or replaced in order to comply with such "year 2000" requirements.

   We rely on third party telecommunications and information systems equipment and software that may not be year 2000 compliant to provide our services. We are in the early stages of conducting an audit of our own systems and of our third-party suppliers as to the year 2000 compliance of their systems. Based upon the results of this assessment, we have developed and implemented a remediation plan with respect to third-party software, computer technology and services that may fail to be year 2000 compliant. At this time, the expenses associated with this assessment and remediation plan cannot be determined. We presently believe that the most reasonably likely worst case scenario related to the year 2000 issue is associated with third-party services and products, specifically our network, telecommunications lines and equipment. The disruption to or failure of our internal computer systems or of third-party equipment or software to operate without year 2000 complications could result in the interruption or failure of our services, could require us to incur significant unanticipated expenses to remedy any problems, could expose us to claims for losses incurred by our users due to year 2000 complications and could cause customers to seek alternative Internet service providers. The defense of any claims, whether with or without merit, could require us to incur substantial costs and would divert management's time and attention, which could have an adverse effect on our business and operating results. In addition, we are subject to external forces that might generally affect industry and commerce, such as utility company year 2000 compliance failures and related service interruptions. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Our success is dependent upon our senior management team

   Our success will depend in large part on the continued availability of our senior management team. The loss of the services of any of the members of our senior management team could have an adverse effect on our business, financial condition and results of operations. We maintain a key man life insurance policy on each of our executive officers, however the proceeds from insurance policies are not an adequate replacement for these individuals' services. Although we have entered into employment agreements and noncompetition agreements with each of our executive officers, we cannot assure you that these agreements will be enforceable or that we will enjoy the continued service of our senior management. You should read "Management--Employment Agreements" for a more detailed description of our arrangements with senior management.

There has been no prior public market for our common stock

   Before this offering, there has been no public market for our common stock. We cannot offer any assurance that an active trading market for these shares will develop or continue or how liquid that market might become following this offering, or that purchasers in this offering will be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price was determined through negotiations between us and the underwriters and may not be indicative of the market price for these shares following this offering. You should read "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

The market price of our shares of common stock may experience extreme price and volume fluctuations

   The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may adversely affect the market price for our common stock following this offering, including:

  .the demand for our common stock;

  .the number of market makers for our common stock;

  .investor perception of the Internet, the Internet industry generally and the Internet service provider industry in particular;

  .general technology or economic trends;

  .revenues and operating results failing to meet or surpass the expectations of securities analysts or investors in any quarter; and

  .changes in securities analysts' estimates or general market conditions.

   In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we become the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources and have an adverse effect on our business, financial condition and results of operations.

Our existing stockholders will control all matters requiring a stockholder vote and, as a result, could prevent or delay a change in control

   Upon the closing of this offering, our existing directors, officers and stockholders will beneficially own approximately 68.1% of our outstanding common stock. In particular, Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership will retain approximately 45.0% of our outstanding stock in the aggregate. If all of these stockholders were to vote their shares of common stock together as a group, these stockholders would have the ability to exert significant influence over our board of directors and its policies. Control by existing stockholders could have the effect of delaying, deferring or preventing a change in control because these stockholders will be in a position to control the outcome of all stockholder votes, including votes concerning director elections, by-law amendments and possible mergers, corporate control contests and other significant corporate transactions. See "Principal and Selling Stockholders."

Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult

   Provisions in our certificate of incorporation and by-laws, as amended and restated, and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management. Stockholders who might desire to participate in such a transaction may not have an opportunity to do so, and the ability of stockholders to change our management could be substantially impeded by these anti-takeover provisions. We also have a staggered board of directors that has the right under our charter documents to issue preferred stock without further stockholder approval, which could adversely affect the holders of our common stock and the potential for a tender offer or change in control. See "Description of Capital Stock."

The initial public offering price is significantly higher than the book value of our common stock and you will experience immediate and substantial dilution in the value of your investment

   As a purchaser of our common stock in this offering, you will experience immediate and substantial dilution of $13.16 per share in the net tangible book value of the common stock from the initial public offering price. To the extent outstanding options to purchase common stock are exercised, you will experience further dilution. See "Dilution."

The future sale of shares of our common stock could adversely affect the market price of our common stock

   Substantial sales of our common stock in the public market following this offering, or the perception by the market that such sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional equity capital in the future. The 9,000,000 shares of common stock which are being sold in this offering will generally be freely tradeable without restriction, and:

  . the remaining 22,501,308 shares of common stock outstanding will be "restricted securities" as defined in Rule 144 under the Securities Act, and may be sold in the future without registration under the Securities Act subject to compliance with the provisions of Rule 144 or any other applicable exemption under the Securities Act; and

  . existing stockholders have registration rights requiring us to register up to 14,187,499 shares of common stock for sale under the Securities Act.

   Upon expiration of lock-up agreements entered into with the underwriters, 180 days after the date of this prospectus, 22,501,308 shares of common stock, and 1,458,795 shares of common stock issuable as a result of the exercise of vested options, will be eligible for resale in accordance with the provisions of the Securities Act.

   You should read "Shares Eligible for Future Sale" for a more detailed description of these risks.

Covenants in our debt agreements may restrict our business

   Our existing senior bank debt agreements contain a number of significant covenants. These covenants limit our ability to, among other things, borrow additional money, create liens, make some types of investments, issue additional equity securities, declare and pay dividends and sell significant assets. They also require us to meet certain financial tests. Our ability to meet those financial tests may be affected by events beyond our control. If we are unable to meet our debt service obligations or comply with these covenants, we will be in default under these agreements. A default, if not waived, could result in acceleration of our repayment obligations, which would have a significantly adverse effect on our financial condition. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a more detailed description of our debt agreements.

We do not intend to pay dividends

   We have never declared nor paid any cash dividends on shares of our common stock. We currently intend to retain our earnings for future growth and, therefore, do not anticipate paying any dividends in the foreseeable future. In addition, under the terms of our senior bank debt agreements, we are prohibited from paying any cash dividends to our stockholders. See "Dividend Policy."

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of our common stock will be approximately $100.4 million after deducting the estimated underwriting discounts and commissions and offering expenses payable by us in connection with this offering. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $111.1 million. We expect to use all of these estimated net proceeds as follows:

  . to repay approximately $60.2 million of senior bank debt outstanding under our senior credit facility with a number of lending institutions, including accrued and unpaid interest, which senior bank debt bears interest at a variable rate, currently set at 8.0% per annum, and matures on March 31, 2005;

  . to redeem all 82,748 outstanding shares of series A preferred stock in the aggregate face amount of approximately $8.3 million, plus cumulative undeclared dividends of approximately $0.5 million;

  . to repay approximately $2.3 million of subordinated notes owed to Horizon Cable I Limited Partnership, including accrued and unpaid interest, which notes bear interest at a rate of 8.0% compounded annually; and

  . for general corporate purposes, including potential acquisitions and capital expenditures.

   Except for repayment of the outstanding bank debt and subordinated notes and the redemption of the shares of outstanding series A preferred stock, the net proceeds will be invested in government securities and other short-term, government-grade investment securities until allocated for specific use. We will receive no proceeds from the sale of common stock in this offering by the selling stockholders.

   We used the borrowings under our senior credit facility and the proceeds that we received from the issuance of the series A preferred stock and subordinated notes primarily to finance our consummated acquisitions as well as for general corporate purposes. The shares of series A preferred stock and, indirectly through Horizon, the subordinated notes are held by Media/Communications Partners II Limited Partnership, Media/Communications Investors Limited Partnership and Messrs. Friedly, Baird and Heinze, each a Voyager.net stockholder.

                                DIVIDEND POLICY

   We have never declared nor paid any cash dividends on our common stock. Under the terms of our senior bank debt agreements, we are prohibited from paying any dividends to our stockholders other than dividends payable in shares of common stock. In addition, we currently intend to retain our earnings for future growth and, therefore, do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 1999:

  .   on an actual basis;

  . on a pro forma basis to give effect to the acquisition of GDR Enterprises, Inc.; and

  . on an as adjusted basis to give effect to our receipt of the estimated net proceeds from the sale of the 7,425,000 shares of common stock offered by Voyager.net after deduction of underwriting discounts and estimated expenses payable in connection with this offering, including the expenses payable with respect to the 1,575,000 shares offered by the selling stockholders, and the use of the net proceeds as described in "Use of Proceeds."

   You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those statements included elsewhere in this prospectus.

   The table below excludes 936,200 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of
$0.87 per share and    additional shares of common stock available for future
grant under our 1998 Stock Option and Incentive Plan as of March 31, 1999. See "Management--Executive Compensation" and "Management--1998 Stock Option and Incentive Plan."

                                                    As of March 31, 1999
                                               --------------------------------
                                                         Pro Forma   Pro Forma
                                               Actual   (unaudited) As Adjusted
                                                       (in thousands)
Cash and cash equivalents..................... $ 4,427   $  5,701     $47,571
                                               =======   ========     =======
Current portion of long-term debt:
  Capital leases.............................. $   392   $    392     $   392
  Notes payable, related party................   2,297      2,297         --
                                               -------   --------     -------
  Total current portion of long-term debt.....   2,689      2,689         392
                                               -------   --------     -------
Long-term debt:
  Obligations under capital leases............     973        973         973
  Long-term debt..............................  39,400     48,600         --
                                               -------   --------     -------
Total long-term debt..........................  40,373     49,573         973
                                               -------   --------     -------
Stockholders' equity (deficit):
  Series A preferred stock, $0.01 par value
   per share:
   100,000 shares authorized; 82,748 shares
   issued and
   outstanding actual (includes 6,667 shares
   subject to purchase
   at March 31, 1999 that were purchased on
   May 3, 1999);
   no shares, as adjusted.....................   8,275      8,275         --
  Common stock, $0.0001 par value per share:
   25,000,000
   shares authorized; 23,456,308 shares issued
   and outstanding
   actual and pro forma, 30,881,308 shares, as
   adjusted...................................       2          3           3
  Additional paid-in capital..................  10,570     10,619     110,994
Receivable for preferred and common stock.....  (6,667)    (6,667)     (6,000)
Deferred compensation ........................   1,118      1,118       1,118
Accumulated deficit........................... (14,023)   (14,846)    (14,846)
                                               -------   --------     -------
  Total stockholders' equity (deficit)........    (725)    (1,498)     91,269
                                               -------   --------     -------
    Total capitalization...................... $42,337   $ 50,764     $92,634
                                               =======   ========     =======

                                    DILUTION

   As of March 31, 1999, we had a pro forma net tangible book value of ($43.6) million or ($1.86) per share. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock. Without taking into account any other changes in net tangible book value after March 31, 1999, other than to give effect to our receipt of the estimated net proceeds from the sale of the 7,425,000 shares of common stock offered hereby, our pro forma net tangible book value as of March 31, 1999 would have been $56.7 million, or $1.84 per share. This represents an immediate increase in pro forma net tangible book value of $3.70 per share to our existing stockholders and an immediate dilution of $13.16 per share to new investors. The following table illustrates this per share dilution:

   Initial public offering price per share......................         $15.00
     Pro forma net tangible book value per share before this
      offering.................................................. ($1.86)
     Increase per share attributable to new investors........... 3.70
   Pro forma net tangible book value per share after this
    offering....................................................           1.84
                                                                         ------
   Dilution per share to new investors..........................         $13.16
                                                                         ======

   Assuming the underwriters exercise their right to purchase 810,000 additional shares from us, the pro forma net tangible book value per share as of March 31, 1999 would have been $2.13, representing an immediate increase in net tangible book value per share of $3.99 to our existing stockholders and an immediate dilution in net tangible book value per share of $12.87 to new investors.

   The following table summarizes, on a pro forma basis as of March 31, 1999, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 21,881,308, or 70.9% of the total number of shares of common stock outstanding after the offering, and will increase the number of shares held by new investors to 9,000,000, or 29.1% of the total number of shares of common stock outstanding after the offering. If the over-allotment option is exercised in full, the number of shares held by existing stockholders will further decrease to 21,341,308, or 67.3% of the total number of shares of common stock outstanding after the offering, and will further increase the number of shares, held by new investors to 10,350,000, or 32.7% of the total number of shares of common stock outstanding after the offering.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
Existing stockholders..... 23,456,308   76.0% $ 10,571,540    8.7%    $ 0.45
New investors.............  7,425,000   24.0   111,375,000   91.3      15.00
                           ----------  -----  ------------  -----
  Total................... 30,881,308  100.0% $121,946,540  100.0%
                           ==========  =====  ============  =====

   The foregoing table excludes:

  . 810,000 shares issuable by us pursuant to the underwriters' over-allotment option;

  . 936,200 shares of common stock subject to outstanding options at March 31, 1999 at a weighted average exercise price of $0.87 per share, of which options to purchase 620,000 shares of common stock were exercised in May 1999; and

  . an aggregate of 3,507,488 shares available for future grant under our 1998 Stock Option and Incentive Plan as of March 31, 1999.

   To the extent these options are exercised and the underlying shares are granted, there will be further dilution to new investors. See "Management" and the notes to our financial statements included elsewhere in this prospectus.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                (In thousands, except per share and other data)

   The following tables sets forth selected consolidated financial information and other data for Voyager.net. The selected consolidated results of operations and the selected historical consolidated balance sheet data for the years ended December 31, 1995, 1996, 1997, and 1998 have been derived from the audited consolidated financial statements of Voyager.net. The selected consolidated financial information and other data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited; however, in the opinion of our management the unaudited data includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999 or any other future period. The pro forma information and other data for the year ended December 31, 1998 and the three months ended March 31, 1999 are unaudited. The pro forma information and other data are not necessarily indicative of the results of operations that would actually have occurred if the acquired business transactions included therein had been consummated as of January 1, 1998. For all periods presented, the related financial information has been presented using consistent methods of accounting.

   You should read the following selected historical consolidated financial statements and other data in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The selected consolidated financial data as of and for the year ended December 31, 1994 are not presented since we had just begun operations. As of December 31, 1994, total assets were approximately $140,000 and total revenue for the year then ended was approximately $20,000.

   The selected consolidated financial and other data includes a presentation of EBITDA. As used in this prospectus, EBITDA represents earnings before interest, taxes, depreciation, amortization and non-recurring, non-cash compensation charges. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles, and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. EBITDA, as calculated by Voyager.net, is not necessarily comparable with similarly titled measures for other companies.

                                  Years Ended December 31,                 Three Months Ended March 31,
                          -----------------------------------------------  ---------------------------------
                                                                   Pro                             Pro
                                                                  Forma                           Forma
                           1995     1996      1997       1998    1998 (1)    1998      1999     1999 (1)
Consolidated Statement
 of Operations Data:
Revenues:
 Internet access
  service...............  $  202   $ 1,707   $ 3,440   $ 10,589  $ 25,593  $  1,132  $   8,405  $   9,547
 Other..................     --        --         14        133       150         3        114        114
                          ------   -------   -------   --------  --------  --------  ---------  ---------
 Total revenue..........     202     1,707     3,454     10,722    25,743     1,135      8,519      9,661
                          ------   -------   -------   --------  --------  --------  ---------  ---------
Operating expenses:
 Internet access service
  costs.................     143     1,002     1,318      3,608     9,620       370      2,790      3,108
 Sales and marketing....     101       638     1,038      1,987     2,923       181        969      1,053
 General and
  administrative........     521     1,155     1,462      3,406     7,570       355      2,463      2,816
 Depreciation and
  amortization..........     128       420       394      3,862    16,062       126      3,527      4,507
 Compensation charge for
  issuance of common
  stock and stock op-
  tions.................     --        --        --       4,218     4,218       --       1,465      1,465
                          ------   -------   -------   --------  --------  --------  ---------  ---------
 Total operating
  expenses..............     893     3,215     4,212     17,081    40,393     1,032     11,214     12,949
                          ------   -------   -------   --------  --------  --------  ---------  ---------
Income (loss) from
 operations ............    (691)   (1,508)     (758)    (6,359)  (14,650)      103     (2,695)    (3,288)
Other income (expense)..      17        10       (62)      (912)   (3,618)      (39)      (771)    (1,012)
                          ------   -------   -------   --------  --------  --------  ---------  ---------
Net income (loss).......  $ (674)  $(1,498)  $  (820)  $ (7,271) $(18,268) $     64  $  (3,466) $  (4,300)
Preferred stock
 dividends..............     --        --        (74)      (348)     (348)      (50)      (166)      (166)
                          ------   -------   -------   --------  --------  --------  ---------  ---------
Net income (loss)
 applicable to common
 stockholders...........  $ (674)  $(1,498)  $  (894)  $ (7,619) $(18,616) $     14  $  (3,632) $  (4,466)
                          ======   =======   =======   ========  ========  ========  =========  =========
Per Share Data:
Basic and diluted net
 loss per share
 applicable to common
 stockholders...........  $(0.08)  $ (0.28)  $ (0.10)  $  (0.43) $  (1.05) $   0.00  $   (0.16) $   (0.19)
                          ======   =======   =======   ========  ========  ========  =========  =========
Weighted average common
 shares
 outstanding............   8,966     5,352     8,878     17,655    17,655    14,999     22,988     22,988
Other Financial Data:
EBITDA (as defined).....  $ (563)  $(1,088)  $  (364)  $  1,721  $  5,630  $    229  $   2,297  $   2,684
EBITDA margin...........  (278.7)%   (63.7)%   (10.5)%    16 .1%     21.9%     20.2%      27.0%      27.8%
Capital expenditures....     411       759       661      1,514     2,370       171      1,321      1,406

Other Data:
Subscribers at end of
 period
 (approximate)..........   3,000    10,000    17,000    142,000   160,000    19,000    188,000    208,000
POPs....................       5        25        57        138       158        58        146        166

Cash Flow Data:
Cash flow provided by
 (used in):
Operating activities....  $ (538)  $  (877)  $  (398)  $  2,702  $  7,292  $    261  $   3,432  $   3,957
Investing activities....    (408)     (759)     (574)   (34,336)  (44,194)     (171)   (10,692)   (10,778)
Financing activities....   1,980       583     1,488     33,466    39,755       (12)     9,336      9,121

Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $1,055   $     3   $   519   $  2,350  $  4,121  $    597  $   4,427  $   5,701
Working capital.........     917      (275)   (1,785)    (6,242)   (7,243)   (1,779)    (6,269)    (7,232)
Total assets............   1,603     1,186     2,101     41,725    45,014     2,297     52,459     63,310
Total long-term debt,
 notes payable and capi-
 tal leases, including
 current maturities.....      73       871     2,155     33,308    34,307     2,189     43,062     52,262
Total stockholders'
 equity (deficit).......   1,350      (148)     (539)     1,276     1,324      (475)      (725)    (1,498)

---------------------
(1) The selected pro forma financial and other data gives effect to the acquisition of Freeway, Inc., EXEC-PC, Inc., NetLink Systems, L.L.C. and GDR Enterprises, Inc. as if the acquisition of each of these businesses was completed as of January 1, 1998. The historical financial data of Voyager.net, Inc. and the pre-acquisition results of operations of Freeway, Inc., EXEC-PC, Inc., NetLink Systems, L.L.C. and GDR Enterprises, Inc. were combined with certain pro forma adjustments to calculate the summary pro forma financial data for 1998. Additionally, the historical financial data of Voyager.net, Inc. and the pre-acquisition results of operations of GDR Enterprises, Inc. were combined with certain pro forma adjustments to calculate the summary pro forma financial data for March 31, 1999.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   You should read the following discussion together with the financial statements and related notes included elsewhere in this prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations and which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth herein, in the section entitled "Risk Factors" and elsewhere in this prospectus.

General

   We are the largest Internet service provider focused on the Midwestern United States. We incorporated in June 1994 and began offering Internet access to residential and business customers in Michigan in 1995. From 1995 to 1997, we focused on building our network infrastructure in Michigan as well as developing the core competencies to grow our business. We funded the initial build-out of our network and development of our operations primarily through an aggregate $2.5 million in debt and equity capital from Horizon Cable I Limited Partnership, Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership. In 1998, we began pursuing an acquisition program focused on acquiring regional and local Internet service providers throughout the Midwest. This program allowed us to expand into new markets as well as to increase the utilization of Voyager.net-owned points of presence network infrastructure and operations. During 1998, we acquired seven Internet service providers in the Midwest with approximately 100,000 subscribers, including the acquisition of EXEC-PC, Inc., a consumer-based Internet service provider located in Milwaukee, Wisconsin with 80,000 subscribers. We funded these acquisitions primarily with $4.8 million of equity capital raised from private equity investors and through a $40.0 million revolving credit facility with a group of banks led by Fleet National Bank. The credit facility was increased to $70.0 million on April 13, 1999, and we anticipate entering into an amended and restated credit facility for up to $70.0 million after the closing of this offering. Thus far in 1999, we have acquired an additional eight Internet service providers with approximately 67,000 subscribers in the aggregate. We currently operate the largest dial-up Internet network in the Midwest in terms of geographic coverage, with approximately 165 Voyager.net-owned points of presence in Michigan, Wisconsin, Ohio, Illinois, Indiana and Minnesota. Through a combination of internal growth and acquisitions, we have increased our subscriber base from approximately 17,000 subscribers at the end of December 1997 to approximately 188,000 subscribers as of March 31, 1999, including approximately 5,000 Web hosting subscribers and approximately 900 dedicated access subscribers.

Revenues and Expenses

   Our revenues are generally composed of:

  . dial-up Internet access services, which allow customers to access the Internet through a local telephone call using standard modems in computers;

  . dedicated Internet access services, which provide customers a continuous high-speed connection to the Internet using traditional copper telephone lines; and

  . additional Web and communications services, such as Web hosting, or maintaining customer Web sites on our servers and computers, co-location, or providing telecommunications facilities for customer-owned Web servers and equipment, electronic commerce, and other broadband voice and data services.

   Dial-up Internet access service revenues consist of monthly, quarterly, semi-annual and annual prepaid subscriptions for Internet access services. We offer dial-up Internet access to residential and small- and medium-sized business customers. Advance collections relating to prepaid subscriptions for future access services are recorded as deferred revenue when collected and revenue is recognized ratably over the term of the prepaid subscription. Subscribers may cancel their subscriptions at any time, in which case we charge the subscribers for their subscription to the date of cancellation and refund any remaining amounts prepaid. Cash received from prepaid subscribers is classified as deferred revenue when received, and no cash reserves are maintained for potential refund obligations. A majority of our residential subscribers pay their monthly fee automatically by a pre-authorized monthly charge to their credit cards.

   Dedicated Internet access services revenues are offered on a monthly, yearly, three-year and five-year subscription basis. We offer dedicated Internet access services using leased dedicated telecommunication lines primarily to business customers, with Internet access using digital subscriber lines and cable modems offered to both residential and business customers. The revenue recognition policies and customer cancellation practices described for the dial-up Internet access services also apply to the dedicated access services.

   We also provide a wide range of Web services such as Web hosting, co-location, registering customer domain names and Internet addresses, and electronic commerce. We derive recurring revenue from Web site hosting primarily on a fixed-rate monthly basis. We charge our co-location customers monthly fees based on the physical use of our facilities. Other services such as domain name and Internet address registration, electronic commerce services and other consulting services are typically offered at a fixed-rate basis or time plus materials basis. We also provide long distance voice services offered through a reseller relationship with IXC Communications Services, Inc. Revenue from long-distance service is recognized as used by the customer. Payments from customers for prepaid calling card services are recorded as deferred revenue when collected and revenue is recognized as the prepaid subscription is used.

   The average monthly rate at which we experienced customer cancellations and non-renewals of subscriptions, or churn rate, was 2.6% and 2.1% for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. We calculate our churn rate by dividing (1) the number of subscriber cancellations and non-renewals during the month (excluding cancellations made by new customers during the first 30 days of service) by (2) the average number of subscribers during the month. We devote substantial resources to maintain high quality customer care, and we are continually upgrading and expanding our network infrastructure to ensure high levels of customer satisfaction. We believe that our emphasis and focus on customer care has resulted in one of the lowest churn rates in the industry, and we expect to maintain or improve this rate by ensuring that customer support and care are always high priorities for all of our employees.

   Our operating costs and expenses include the following:

  .Internet access service cost;

  .sales and marketing expenses;

  .general and administrative expenses; and

  .depreciation and amortization expenses.

   Internet access service costs includes costs for providing local telephone lines into each Voyager.net-owned point of presence, costs associated with leased lines connecting each point of presence to our two network operation centers, costs for our connections from our network operating centers to the Internet, billing and bad debt expense and other technical-related expenses. Telecommunication costs include the costs of data circuits, dial-in line expenses and connectivity fees. Billing costs include credit card processing fees, banking fees and customer billing expenses. Internet access service costs for Web hosting consists primarily of telecommunication costs. Internet access service costs for other non-recurring value added services consists of licensing fees and cost of labor and overhead performing the service. Internet access service costs for reselling of long distance services consists of third-party wholesale costs of the products resold. Other technical-related expenses primarily consist of maintenance contracts and domain name registration costs. As we execute our acquisition strategy in the future, we expect increased Internet access service costs on an absolute dollar basis, but lower Internet access service costs on a percentage basis as a result of continued revenue growth, reduction of redundant costs, consolidation of operations and re-negotiation of pricing on telecommunication, equipment and other vendor contracts.

   Sales and marketing costs consist of salaries and commissions for sales, marketing and business support personnel, advertising and promotion expenses and commissions for value added resellers. Since 1998, we have expanded our marketing and sales efforts as we have expanded our geographic coverage, increased our subscriber base, acquired additional businesses and introduced new products and services. We expect increases in the absolute spending for sales and marketing, but we expect these costs to be more than offset by the increase in customer revenues that will be achieved. We do not defer any costs associated with obtaining or retaining customers or entering new markets.

   General and administrative expenses consist of compensation costs for business development, finance, accounting and billing, customer and technical support and administration personnel and occupancy costs. Since January 1998, we have hired several members of our senior management. We are currently seeking to hire additional personnel to support our growth. We expect increases in general and administrative expenses on an absolute dollar basis as we continue to execute our acquisition strategy and expand our operations, but we expect these costs to be more than offset by the increase in customer revenues that will be achieved. On a monthly per customer basis and as a percentage of revenue, we expect our general and administrative expenses to decrease over time.

   Depreciation expense is recognized over the estimated useful lives of our property and equipment ranging from three to ten years on a straight-line basis. Capital investment typically consists of networking equipment such as routers, servers, and various internal network components, telecommunications gear such as access modems, computer equipment and general office equipment with a useful life in excess of one year. Equipment acquired under a capital lease is depreciated over the related lease term or the estimated productive useful life, depending on the criteria met in determining their qualification as a capital lease. Amortization expense generally consists of the costs associated with acquiring our customer base, which is amortized using the straight-line method over three years. Additional amortization expenses consist of bank debt financing fees and miscellaneous costs associated with the development of other assets such as our proprietary customer care and billing system.

   We have historically not paid any income taxes due to our net losses. As of December 31, 1998, we had deferred tax assets for federal income tax purposes of approximately $2.8 million, which are primarily related to net operating loss carryforwards. These deferred tax assets have been offset by recognition of corresponding valuation allowances. These deferred tax assets expire in the years 2013 and 2018.

   We have historically experienced negative cash flow from operations and have incurred net losses as a result of our efforts to build our network infrastructure, develop our management team, provide quality customer care programs and acquisition-related spending. We had net losses of $1.5 million, $0.8 million and $7.3 million for the years ended December 31, 1996, 1997 and 1998, respectively, and net income of $64,000 and net loss of $3.5 million for the three months ended March 31, 1998 and 1999, respectively. At March 31, 1999, we had an accumulated deficit of $14.0 million.

   We intend to capitalize on our successful business model to expand our geographic operations and increase our subscriber base through continued internal growth as well as through strategic acquisitions. As a result, we expect that our Internet access service costs, sales and marketing, general and administrative, and depreciation and amortization costs will increase on an absolute dollar basis. However, we expect continued growth in our revenues to result in increased operating cash flow and EBITDA, both in terms of absolute results and as a percentage of revenues. Our revenues, cash flows from operations and EBITDA were $8.5 million, $3.4 million and $2.3 million, respectively, for the three months ended March 31, 1999, representing an EBITDA margin of 27.0%, compared to revenues, cash flows from operations and EBITDA of $1.1 million, $261,000 and $229,000, respectively, for the three months ended March 31, 1998, representing an EBITDA margin of 20.2%. Our ability to generate positive cash flow from operations and achieve profitability is dependent upon our ability to continue to grow our revenue base and achieve operating efficiencies.

   As used in this prospectus, EBITDA represents earnings before interest, taxes, depreciation, amortization and non-recurring, non-cash compensation charges. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles, and should not be construed as as substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. EBITDA, as calculated by Voyager.net, is not necessarily comparable with similarly titled measures for other companies.

Acquisitions

   Our acquisition strategy is designed to leverage our existing network and administrative operations to allow us to enter new markets within the Midwest, as well as to expand our presence in existing markets, and to realize economies of scale. Since July 1, 1998 we have acquired 15 Internet service provider businesses in the Midwest totaling approximately 167,000 subscribers. Below is a summary of our completed acquisitions, with the number of customers acquired at the respective date of acquisition:

                                                                    Number of
    Company                              Date     Location          Customers
    CDL Corp.                            7/1/98   Monroe, MI            550
    Internet-Michigan, Inc.              7/1/98   Hastings, MI        1,000
    Freeway, Inc.                        7/31/98  Petoskey, MI       10,000
    EXEC-PC, Inc.                        9/23/98  Milwaukee, WI      80,000
    Netimation, Inc.                     10/2/98  East Lansing, MI      500
    NetLink Systems, L.L.C.              10/2/98  Kalamazoo, MI       7,500
    Add, Inc.                            11/20/98 Waupaca, WI           500
    Hoosier On-Line Systems, Inc.        1/15/99  Seymour, IN         8,000
    Infinite Systems, Ltd.               2/24/99  Columbus, OH       12,500
    Exchange Network Services, Inc.      3/10/99  Cleveland, OH       8,000
    StarNet, Inc.                        4/23/99  Chicago, IL         5,900
    GDR Enterprises, Inc.                5/7/99   Dayton, OH         20,000
    PCLink.com                           6/4/99   Minneapolis, MN     5,500
    Core Digital Communications, Inc.    6/17/99  Stevens Point, WI   4,000
    American Information Services, Inc.  6/25/99  Chicago, IL         3,100

   Our acquisition activity has primarily been financed with $4.8 million of equity capital from private equity investors and loans from a $40.0 million revolving credit facility with a group of banks managed by Fleet National Bank. We increased the overall capacity of our credit facility to $70.0 million on April 13, 1999, and we anticipate entering into an amended and restated credit facility for up to $70.0 million after the closing of this offering.

   Voyager.net is currently in various levels of acquisition discussions with a number of Internet service providers in targeted markets in the Midwest. However, we cannot assure you that we will successfully complete any of the acquisitions we are currently evaluating.

Results of Operations

   The following table sets forth certain consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 as a percentage of revenue. This information should be read with our consolidated financial statements and notes included elsewhere in this prospectus.

                                                              Three Months
                               Year Ended December 31,       Ended March 31,
                               ---------------------------   ----------------
                                1996      1997      1998      1998     1999
                                                               (unaudited)
Revenue:
  Internet access service.....   100.0%     99.6%     98.8%     99.7%    98.7%
  Other.......................      --       0.4       1.2       0.3      1.3
                               -------   -------   -------   -------  -------
    Total revenues............   100.0     100.0     100.0     100.0    100.0
                               -------   -------   -------   -------  -------
Operating expenses:
  Internet access service
   costs......................    58.7      38.2      33.6      32.6     32.7
  Sales and marketing.........    37.4      30.0      18.5      15.9     11.4
  General and administrative..    67.6      42.3      31.8      31.3     28.9
  Depreciation and
   amortization...............    24.6      11.4      36.0      11.1     41.4
  Compensation charge for
   issuance of common stock
   and stock options..........      --        --      39.3        --     17.2
                               -------   -------   -------   -------  -------
    Total operating expenses..   188.3     121.9     159.2      90.9    131.6
                               -------   -------   -------   -------  -------
Other income (expense), net...     0.6      (1.8)     (8.5)     (3.4)    (9.1)
                               -------   -------   -------   -------  -------
    Net income (loss).........   (87.7)%   (23.7)%   (67.7)%     5.7%   (40.7)%
                               =======   =======   =======   =======  =======
    EBITDA Margin.............   (63.7)%   (10.5)%    16.1%     20.2%    27.0%
                               =======   =======   =======   =======  =======

Three Months Ended March 31, 1999 Compared to March 31, 1998

   Revenues. Total consolidated revenues increased from $1.1 million for the three months ended March 31, 1998 to $8.5 million for the three months ended March 31, 1999, representing an increase of 650.6%. The revenue growth was primarily driven by the increase in our customer base from approximately 19,000 at March 31, 1998 to approximately 188,000 at March 31, 1999. The growth in customers was primarily the result of our acquisitions. We also experienced strong internal growth from our effort to provide high quality customer and technical service and support, geographic expansion in our coverage areas and low customer churn rates. In addition, we introduced several new service offerings, such as digital subscriber lines and long distance telephone service, which generated additional revenue from our customer base.

   Internet access service costs. Internet access service costs increased from $370,000 for the three months ended March 31, 1998 to $2.8 million for the three months ended March 31, 1999. Internet access service costs as a percent of revenue remained relatively constant at approximately 32.7% due to improved telecommunication contracts and economies of scale. The increase in absolute spending for the three months ended March 31, 1999 was driven by a significant increase in customers and their associated network expenses and an increase in billing costs. We expect to improve our gross margins in the future as we more fully integrate our acquired companies and leverage our existing network and back office infrastructure over a larger customer base.

   Sales and marketing. Sales and marketing expense increased from $181,000 for the three months ended March 31, 1998 to $1.0 million for the three months ended March 31, 1999. The increase in spending was attributable to the growth in our customer base and support functions and the expansion of our geographic coverage area. As a percentage of revenue, sales and marketing costs decreased from 15.9% for the three months ended March 31, 1998 to 11.4% for the three months ended March 31, 1999. The decrease in sales and marketing expenses as a percentage of revenues reflects lower customer acquisition costs from our effective customer care and referral programs spread over a larger revenue base.

   General and administrative. General and administrative expenses increased from $355,000 for the three months ended March 31, 1998 to $2.5 million for the three months ended March 31, 1999. The absolute increase in spending was due to the growth of our business and the administrative functions necessary to support our growth. As a percentage of revenue, general and administrative costs decreased from 31.3% for the three months ended March 31, 1998 to 28.9% for the three months ended March 31, 1999. The decrease on a percentage basis represents leveraging of resources across an increased customer base.

   Depreciation and amortization. Depreciation and amortization expense increased from $126,000 for the three months ended March 31, 1998 to $3.5 million for the three months ended March 31, 1999. This increase was a result of the amortization of intangible assets related to acquiring our customer base since March 31, 1998, as well as increased capital spending for expanded network operations and infrastructure.

   Compensation charge for issuance of common stock and stock options. We incurred a charge of $1.5 million for the three months ended March 31, 1999 related to the issuance of common stock and stock options. The amount of this charge was based on the issuance and grant of common stock and options at purchase and exercise prices below fair market value and a charge to reflect vesting of previously issued common stock or options granted. We believe these charges to be non-recurring in nature because we expect to issue all future shares and stock options at prices which approximate market value. However, some unvested outstanding restricted common stock and options will continue to vest over the next four years, which will result in additional compensation expense of approximately $1.2 million in the aggregate in periods subsequent to March 31, 1999; $1.0 million will be charged in the three months ended June 30, 1999 and the remaining $200,000 of which will be charged over the next several years.

   Other income (expense), net. Other expenses, net increased from $39,000 for the three months ended March 31, 1998 to $0.8 million for the three months ended March 31, 1999. This increase is the result of the higher average balance on our $40.0 million line-of-credit which was used to fund acquisitions completed during 1998.

   Net income (loss). As a result of the above, we reported net income of $64,000, or less than $0.01 per share applicable to common stockholders, for the three months ended March 31, 1998 as compared to net loss of $3.5 million, or $0.16 per share applicable to common stockholders, for the three months ended March 31, 1999.

   EBITDA. EBITDA increased from $229,000 for the three months ended March 31, 1998 to $2.3 million for the three months ended March 31, 1999. As a percentage of revenues, EBITDA increased from 20.2% for the three months ended March 31, 1998 to 27.0% for the three months ended March 31, 1999.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Revenues. Total consolidated revenues increased from $3.5 million for the year ended December 31, 1997 to $10.7 million for the year ended December 31, 1998, representing an increase of 210.4%. The revenue growth was primarily driven by the increase in our customer base from approximately 17,000 at December 31, 1997 to approximately 142,000 at December 31, 1998. The growth in customers was primarily a result of the seven acquisitions during 1998, which added approximately 100,000 subscribers to our customer base.

   Internet access service costs. Internet access service costs increased from $1.3 million for the year ended December 31, 1997 to $3.6 million for the year ended December 31, 1998. Internet access service costs as a percent of revenue decreased from 38.2% for the year ended December 31, 1997 to 33.6% for the year ended December 31, 1998 due to improved telecommunication contracts and economies of scale. The increase in absolute spending for the year ended December 31, 1998 was driven by a significant increase in customers and their associated network expenses and an increase in billing costs.

   Sales and marketing. Sales and marketing expense increased from $1.0 million for the year ended December 31, 1997 to $2.0 million for the year ended December 31, 1998. The increase in absolute spending was a result of the rapid growth of our operations and the acquisitions completed during 1998. As a percentage of revenue, sales and marketing costs decreased from 30.0% for the year ended December 31, 1997 to 18.5% for the year ended December 31, 1998. The decrease of sales and marketing expenses as a percentage of revenues reflects the efficiencies of our marketing programs over a larger customer base.

   General and administrative. General and administrative expenses increased from $1.5 million for the year ended December 31, 1997 to $3.4 million for the year ended December 31, 1998. The absolute increase in spending was due to the increase in support functions and basic infrastructure necessary to support the expansion of our business and the acquisition activity. As a percentage of revenue, general and administrative expenses decreased from 42.3% for the year ended December 31, 1997 to 31.8% for the year ended December 31, 1998. The decrease on a percentage basis represents efficiencies achieved through the integration of acquired businesses and leveraging resources across an increased customer base.

   Depreciation and amortization. Depreciation and amortization expense increased from $394,000 for the year ended December 31, 1997 to $3.9 million for the year ended December 31, 1998. This increase was a result of the amortization of intangible assets related to acquiring our customer base since December 31, 1997, as well as increased capital spending for expanded network operations and infrastructure.

   Compensation charge for issuance of common stock and stock options. We incurred a charge of $4.2 million for the year ended December 31, 1998 related to the issuance of common stock and stock options. The amount of this charge was based on the issuance and grant of common stock and options at purchase and exercise prices below fair market value. We believe these charges to be non-recurring in nature because we expect to issue, after March 31, 1999, all future shares and stock options at prices which approximate market value. However, some unvested outstanding restricted common stock and options will continue to vest over the next four years, which will result in additional compensation expense of approximately $2.7 million in the aggregate in periods subsequent to December 31, 1998.

   Other income (expense), net. Other expenses, net increased from $62,000 for the year ended December 31, 1997 to $0.9 million for the year ended December 31, 1998. This increase is the result of the higher average balance on our $40.0 million line-of-credit which was used to fund acquisitions completed during 1998.

   Net income (loss). As a result of the above, we reported a net loss of $0.8 million, or $0.10 per share, applicable to common stockholders, for the year ended December 31, 1997 as compared to a net loss of $7.3 million, or $0.43 per share applicable to common stockholders, for the year ended December 31, 1998.

   EBITDA. EBITDA increased from ($364,000) for the year ended December 31, 1997 to $1.7 million for the year ended December 31, 1998. As a percentage of revenues, EBITDA increased from (10.5%) for the year ended December 31, 1997 to 16.1% for the year ended December 31, 1998.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Revenues. Total consolidated revenues increased from $1.7 million for the year ended December 31, 1996 to $3.5 million for the year ended December 31, 1997, representing an increase of 102.5%. The revenue growth was primarily driven by the increase in our customer base from approximately 10,000 at December 31, 1996 to approximately 17,000 at December 31, 1997. The growth in customers was the result of the development of our core Internet access service business.

   Internet access service costs. Internet access service costs increased from $1.0 million for the year ended December 31, 1996 to $1.3 million for the year ended December 31, 1997. Internet access service costs as a percent of revenue decreased from 58.7% for the year ended December 31, 1996 to 38.2% for the year ended December 31, 1997 due to economies of scale in the increased size of our operations. The increase in absolute spending for the year ended December 31, 1997 was driven by a significant increase in customers and their associated network expenses and an increase in billing costs due to rapid customer growth.

   Sales and marketing. Sales and marketing expense increased from $0.6 million for the year ended December 31, 1996 to $1.0 million for the year ended December 31, 1997. The increase in sales and marketing on an absolute basis was the result of the subscriber growth during 1997. As a percentage of revenue, sales and marketing costs decreased from 37.4% for the year ended December 31, 1996 to 30.0% for the year ended December 31, 1997.

   General and administrative. General and administrative expenses increased from $1.2 million for the year ended December 31, 1996 to $1.5 million for the year ended December 31, 1997. The absolute increase in spending was due to the increase in administrative functions to support our growing subscriber base. As a percentage of revenue, general and administrative costs decreased from 67.6% for the year ended December 31, 1996 to 42.3% for the year ended December 31, 1997.

   Depreciation and amortization. Depreciation and amortization expense decreased from $420,000 for the year ended December 31, 1996 to $394,000 for the year ended December 31, 1997.

   Other income (expense), net. Other income, net decreased from $10,000 for the year ended December 31, 1996 to ($62,000) for the year ended December 31, 1997.

   Net income (loss). As a result of the above, we reported a net loss of $1.5 million, or $0.28 per share applicable to common stockholders, for the year ended December 31, 1996 as compared to a net loss of $0.8 million, or $0.10 per share applicable to common stockholders, for the year ended December 31, 1997.

   EBITDA. EBITDA increased from ($1.1) million for the year ended December 31, 1996 to ($364,000) for the year ended December 31, 1997. As a percentage of revenues, EBITDA increased from (63.7%) for the year ended December 31, 1996 to (10.5%) for the year ended December 31, 1997.

Quarterly Results of Operations

   The following tables set forth the statement of operations data for the periods indicated. This information has been derived from our unaudited consolidated financial statements, which in management's opinion have been prepared on substantially the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial condition and results of operations for these periods. The operating results for any quarter are not necessarily indicative of results for any future period.

                                            Three Months Ended
                          --------------------------------------------------------
                          March 31, June 30,  September 30, December 31, March 31,
                            1998      1998        1998          1998       1999
                           (In thousands, except per share and subscriber data)
Revenue:
  Internet access serv-
   ice..................   $ 1,132  $ 1,222     $  2,042      $  6,193   $  8,405
  Other.................         3       --            4           126        114
                           -------  -------     --------      --------   --------
    Total revenues......     1,135    1,222        2,046         6,319      8,519
Operating expenses:
  Internet access serv-
   ice costs............       370      429          818         1,991      2,790
  Sales and marketing...       181      224          390         1,192        969
  General and adminis-
   trative..............       355      466          657         1,928      2,463
  Depreciation and amor-
   tization.............       126      143          346         3,247      3,527
  Compensation charge
   for issuance of com-
   mon stock and stock
   options..............        --       --          780         3,438      1,465
                           -------  -------     --------      --------   --------
    Total operating ex-
     penses.............     1,032    1,262        2,991        11,796     11,214
                           -------  -------     --------      --------   --------
Income (loss) from oper-
 ations.................       103      (40)        (945)       (5,477)    (2,695)
Other income (expense),
 net....................       (39)     (38)         (96)         (739)      (771)
                           -------  -------     --------      --------   --------
Net income (loss).......   $    64  $   (78)    $ (1,041)     $ (6,216)  $ (3,466)
Preferred stock
 dividends..............       (50)     (50)         (82)         (166)      (166)
                           -------  -------     --------      --------   --------
Net income (loss)
 applicable to common
 stockholders...........   $    14  $  (128)    $ (1,123)     $ (6,382)  $ (3,632)
                           =======  =======     ========      ========   ========
Basic earnings net
 (loss) per share appli-
 cable to common stock-
 holders................   $  0.00  $ (0.01)    $  (0.06)     $  (0.29)  $  (0.16)
Weighted average common
 shares outstanding.....    14,999   15,022       18,255        22,211     22,988
EBITDA (as defined).....       229      103          180         1,209      2,297

Subscribers (approxi-
 mate)..................    19,000   20,000      118,000       142,000    188,000

   Our quarterly operating results have fluctuated and will continue to fluctuate from period-to-period depending upon certain factors. Factors that may contribute to the variability of operating results include: the growth rate of new customers, retention of existing customers, the timing of the expansion of our operations, the payment of interest related to the fully utilized revolving credit facility, the introduction of new and enhanced services by us, competitive pricing pressures, changes in our ability to negotiate favorable rates for the use of its network infrastructure, customer demand for Internet services and increased costs for retaining employees.

   In view of the significant growth of our operations, management believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance and that we may experience future significant period-to-period fluctuations in operating results. We expect to focus in the near term on building and increasing our revenue base, which will require additional expenses for personnel, marketing, and network infrastructure that may adversely impact short term operating results. As a result, there can be no assurance that we will be profitable on a quarterly basis in the future and management believes that it will incur losses in at least the near term.

Liquidity and Capital Resources

   Our principal capital and liquidity needs historically have related to funding the cash portion of our acquisitions, our sales and marketing activities, the development and expansion of our network infrastructure, the establishment of our customer service and support operations and general working capital needs. Our capital needs were initially met in 1996 and 1997 by loan advances from Horizon Cable I Limited Partnership and private placements of our securities to our principal stockholders, as further described below. As we grew our operations during 1998, we received capital from other sources, including cash provided by operating activities, proceeds from the issuance of debt and notes payable and through private placements of our securities, as further described below.

   Net cash provided by operating activities was $2.7 million in 1998, compared to net cash used in operating activities of $398,000 in 1997. The primary sources of cash from operating activities in 1998 were increases in deferred revenue of $1.2 million, increases in accounts payable and accrued expenses of $1.3 million, $3.9 million in depreciation and amortization and $4.2 million for a compensation charge for issuance of common shares and options. These sources were partially offset by a $7.3 million net loss and increased accounts receivable of $0.5 million.

   Net cash used in investing activities was $34.3 million in 1998, compared to net cash used in investing activities of $0.6 million in 1997. Cash used in investing activities in 1998 consisted of $32.9 million to acquire seven Internet service provider businesses and $1.5 million for the purchase of capital equipment. Cash used in investing activities in 1997 primarily relates to the purchase of capital equipment.

   Net cash provided by financing activities was $33.5 million in 1998, compared to cash provided in financing activities of $1.5 million in 1997. The primary sources of cash from financing activities in 1998 were net borrowings of $30.0 million under our revolving credit facility, net proceeds of $2.8 million from the issuance of notes payable and net proceeds of $2.1 million from the issuance of series A preferred stock, partially offset by a payment of $1.3 million for bank financing fees.

   In September 1998, we entered into a $40.0 million revolving credit facility with a bank group led by Fleet National Bank. At March 31, 1999, $39.4 million was outstanding. On April 13, 1999, we increased our availability under our credit facility to $70.0 million on similar terms and conditions. Interest is payable quarterly with the first payment on December 31, 1998. The bank agreements allow us to elect an interest rate as of any borrowing date of either the (1) prime rate or (2) LIBOR, plus a margin ranging from 1.5% to 3.5% depending upon our funded debt to EBITDA ratio. The elected rate as of March 31, 1999 was approximately 8.0%. Automatic and permanent reductions of the maximum commitments begin September 30, 2000 and continue until maturity.

   In September 1998, we issued series A preferred stock and common stock for gross proceeds of approximately $0.5 million to private investors and cancellation of outstanding promissory notes. In July 1998, $4.3 million was raised through the issuance of preferred stock, common stock and promissory notes to private investors. In 1997, we raised $0.5 million from the issuance of series A preferred stock to private investors.

   As of March 31, 1999, our principal sources of liquidity consisted of $4.4 million of cash and cash equivalents, and approximately $0.6 million of available credit under our revolving credit facility. In the opinion of management, we will be able to finance our business as currently conducted and as currently planned from operating cash flow, current working capital, available borrowing capacity under an amended and restated $70.0 million credit facility to be entered into after the offering and the net proceeds of this offering for at least the next twelve months.

Year 2000 Compliance

   Introduction. The term "year 2000 issue" is generally used to describe the various computer and other problems that may result from the improper processing of dates and date-sensitive calculations as the year 2000 approaches and is reached. These problems arise from hardware and software unable to distinguish dates in the "2000s" from dates in the "1900s" and from other sources such as the use of special codes and conventions in software that use a date field. These problems could result in a system failure of miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities. The year 2000 issue may pose additional problems due to the fact the year 2000 is a leap year and some computers and programs may fail to recognize the extra day.

   Our State of Readiness. We have undertaken an assessment of our vulnerability to the year 2000 issue with respect to our software, equipment, and other information systems. We based this assessment upon a review of our network and software, communications with our software vendors, telecommunications providers and third-party suppliers. To date, we have not experienced any problems with year 2000 issues with either third-party or internal systems. Our year 2000 readiness program is supervised by our executive committee and we review our year 2000 program on a monthly basis.

   Our overall year 2000 readiness program consists of the following steps:

  . developing a complete inventory of our hardware and software and assessing whether each specific piece of equipment or software is year 2000 compliant;

  . contacting all of our major equipment vendors to ensure that the equipment or software purchase has been tested and verified as year 2000 compliant;

  . testing all of our internal equipment and software to ensure that it is year 2000 compliant;

  . upgrading, repairing, or replacing all internal or purchase equipment or software to ensure that it is year 2000 compliant; and

  . developing contingency plans to address potential year 2000 problems which are not directly in our control or have not previously been tested or repaired.

  Specific areas in our year 2000 program which have been completed:

  . upgrading our internal customer care system which includes our billing, technical support, and customer support modules and which is now year 2000 compliant;

  . contacting our major equipment providers, including Oracle, Cisco, Gateway, 3Com, and Sun Microsystems, and receiving disclosure statements that all of the equipment or software purchased from these vendors is year 2000 compliant; and

  . replacing all modems, servers and other telecommunications equipment which had been tested and reviewed as non-year 2000 compliant.

   Contingency Plans for Year 2000 problems. For the equipment and software which is directly in our control, we have started the development of various contingency plans for year 2000 problems. We do rely, however, on equipment purchased by third-party vendors, over which we have no control. We have and will continue to take the necessary steps in order to assure that the equipment purchased from third-party vendors is year 2000 compliant. We expect to complete all of our year 2000 testing by October 1, 1999.

   Cost to Address Year 2000 Issues. Our historical costs to assess our year 2000 readiness have been negligible. We are not currently able to estimate the final aggregate cost of addressing the year 2000 issue because funds may be required as a result of future findings. We do not expect these costs to have an adverse effect on our business and financial results.

   Risks Presented by Year 2000 Issues. We are still in the process of evaluating potential disruptions or complications that might result from year 2000-related problems. Our failure to correct a material year 2000 problem could result in a complete failure or degradation of the performance of our network or other systems, including the disruption of operations and normal business activities. Presently, however, we believe that the most reasonably likely worst case scenario related to the year 2000 issue is associated with third-party services and products. Specifically, Voyager.net is heavily dependent on a significant number of third-party vendors to provide both network services, telecommunications lines and equipment. A significant year 2000-related disruption of the services provided to us by third-party vendors could cause customers to consider seeking alternate Internet access providers or cause an unmanageable burden on customer service and technical support, which in turn could materially and adversely affect our results of operations, liquidity and financial condition. We are not presently aware of any vendor-related year 2000 issue that is likely to result in such a disruption. Furthermore, Voyager.net's business depends on the continued operation of, and widespread access to, the Internet. To the extent the year 2000 issue disrupts the normal operation of the Internet, our results of operations, liquidity and financial condition could be materially and adversely affected. Although there is inherent uncertainty in the year 2000 issue, we expect that as we progress with our year 2000 readiness plan, the level of uncertainty about the impact of the year 2000 issue on us will be reduced and we should be better positioned to identify the nature and extent of material risk to us as a result of any year 2000 disruptions.


Forward-Looking Statements

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                    BUSINESS

Overview

   We are the largest Internet service provider focused on the Midwestern United States with approximately 230,000 subscribers as of June 30, 1999. We serve residential and business customers in markets within our target region which we believe have been historically under-served by the larger, national Internet service providers. Our primary service offering is Internet access to residential and business subscribers. We also offer a variety of additional Internet services such as maintaining customer Web sites on our servers, known as Web-hosting, providing telecommunication facilities for customer-owned Web servers and related equipment, known as co-location, and electronic commerce services which enable customers to sell merchandise over the Internet. In addition, we offer enhanced communications services such as broadband Internet access services using high-speed digital service technology through traditional copper telephone lines, known as digital subscriber lines, and cable modems, which transmit data at high speeds over local cable television networks, and the resale of long distance voice services bundled with our Internet access products. We operate the largest dial-up Internet network in the Midwest in terms of geographic coverage, with approximately 165 Voyager.net-owned points of presence in Michigan, Wisconsin, Ohio, Illinois, Indiana and Minnesota.

Industry Background

   The Internet has rapidly developed into an integral business and personal communications tool. Consumers and businesses are demanding solutions which provide them with the ability to access and utilize the Internet in a fast, secure and reliable manner. Factors driving the growth in the number of Internet users and Web sites include the large and growing installed base of low-cost personal computers, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier access to the Internet and the increasing importance of the Internet as a communications and commercial medium. International Data Corporation, estimates that the number of Internet users in the United States is expected to increase 24.0% annually from 62.8 million in 1998 to 148.6 million in 2002.

   U.S. consumers account for the highest concentration of global Internet users. According to International Data Corporation, the number of household on-line subscriptions is expected to increase from 29.8 million in 1998 to 67.6 million in 2002. This implies that the on-line penetration rate for U.S. households will rise from 29.5% in 1998 to 64.0% by 2002. Industry experts expect a substantial share of the residential growth to be derived from the small office and home office market. This segment represents heavy users of personal computers and communications services, resulting in high Internet access service needs. According to International Data Corporation, residential Internet access service revenues will more than double from $4.7 billion in 1998 to $10.6 billion in 2002.

   Businesses have also rapidly established corporate Internet sites and connectivity as a means to expand customer reach and improve communications efficiency. Many businesses are utilizing the Internet as a lower cost alternative to certain traditional telecommunications services. The Strategis Group estimates that the penetration of U.S. businesses connected to the Internet will rise from 66% in 1998 to nearly 80% in 2003, resulting in 4.1 million businesses being connected to the Internet by 2003. The number of individual U.S.

corporate users is expected to increase from 34.9 million users in 1998 to 50.3 million users in 2003. According to International Data Corporation, U.S. corporate Internet access service revenues are expected to more than triple from $2.9 billion in 1998 to $10.1 billion in 2002.

   The Internet service provider market is highly fragmented. As of the end of 1998, there were over 4,850 providers in the U.S., according to Boardwatch Magazine. These Internet service providers vary widely in their geographic coverage, customer focus and the nature and the quality of their services. The Internet service provider market is generally segmented into three broad categories:

  . national providers are typically full-service providers that offer a broad range of Internet access and other services to businesses;

  . regional providers which include the regional telephone operators, competitive local exchange carriers and Internet access providers, such as Voyager.net; and

  . local providers which are typically closely-held start-ups or small companies serving a single market.

   The vast majority of Internet service providers are small, local operations with fewer than 10,000 customers each. According to Boardwatch Magazine, there are approximately 40 national backbone providers and there are approximately 180 national dial-up providers.

   Despite the growth in the Internet service provider industry, very few Internet service providers are profitable. In addition, the dramatic growth of Internet usage and dependency has prompted customers to demand from their providers more enhanced technology and services and reliable, high-speed, quality Internet access. For example, International Data Corporation estimates that the percentage of households with broadband Internet access will grow from 1.0% at the end of 1998 to 13.2% at the end of 2002. Thus, Internet service providers will be faced with expending significant capital resources to attract and retain subscribers. As a result, the industry is expected to undergo substantial consolidation over the next few years, particularly among the local providers, who typically lack the financial resources necessary to continue to compete. We believe that the anticipated growth in Internet use and the significant number of under-capitalized local providers within our region meeting our acquisition criteria provides us with an excellent opportunity to extend our scalable business model and become one of the largest Internet service providers in the U.S.

The Voyager.net Solution

   The business model that we have developed has resulted in substantial revenue and subscriber growth, reduced customer acquisition costs and significant cash flow from operations while maintaining high customer satisfaction. Our business model is based on the following key principles:

  . we control our costs of acquiring new customers by focusing on markets in the Midwestern United States, thereby reducing the need for more expensive, broad-based marketing campaigns;

  . we focus on delivering high quality products and services and superior customer care which we believe results in significant word-of-mouth referrals and customer retention greater than industry average;

  . we own and manage 100% of our network equipment and customer care operations which significantly reduces our telecommunication costs and provides us with greater control over our network utilization, efficiency, scalability and quality; and

  . we realize significant cost savings and economies of scale from our acquired businesses by eliminating duplicated network infrastructure and consolidating sales and marketing, network operations, customer support and back office operations.

   The success of our business model is evidenced by a recent survey conducted by PC World Magazine in which we ranked 10th overall among national and regional Internet service providers in the U.S. in terms of customer satisfaction, which included access speed, reliability and product offerings.

Our Growth Strategy

   Our overall strategy is to continue as the dominant Internet access provider to residential and business customers in the Midwest. We intend to continue to capitalize on our scalable business model and strong regional presence by executing a regional growth strategy through internal growth and strategic acquisitions.

Internal Growth Strategy. The key principles of our internal growth strategy are:

 .   Maintain our superior customer care and service in order to increase customer referrals and customer retention. Customer care is at the heart of running an Internet service provider. In general, the Internet service provider industry has struggled to provide a consistent quality of service. Busy signals and inattentive customer support staff represent the principal causes for subscriber cancellations. We believe that we are well-positioned with established systems, procedures and a core management team and staff to manage significant growth without sacrificing quality. We have staffed our two large call centers located in East Lansing, Michigan and New Berlin, Wisconsin with more than 170 employees, or more than 60% of all our employees. We have complemented our customer service support by developing a proprietary, customer care and billing solution based on Web technology. We believe this system gives us a competitive advantage over other Internet service providers and offers the following benefits:

  .   easy internal use from any computer connected to the Internet;

  . beginning to end customer service tracking including automated service rendering and tracking of marketing channels;

  .   complete technical support history by account;

  .   real-time third-party account creation (order fulfillment);

  . automated billing and creation of new service plans (including usage based billing);

  .   tracking of usage and creation of usage reports;

  .   automated marketing reports and information on subscriber churn; and

  . third-party accessibility and controllable levels of customer interactivity.

      As a result of these customer care initiatives, our customer support telephone hold times are consistently close to two minutes, and our average monthly customer churn is 2.1%, each of which we believe to be significantly less than the industry average.

 .   Continue to invest in our network to provide our subscribers with the most reliable, high quality, high-speed Internet access services at lower costs. We believe that continually improving our network capacity and speed increases our customers' satisfaction and decreases subscriber churn and our cost of acquiring new subscribers. The number of subscribers per phone line, or contention ratio, is a critical factor in the Internet service provider business, since overloading and significant busy signals are the primary causes of subscriber churn. Our goal is to have zero busy signals. Our network capacity includes approximately 165 points of presence and approximately 26,000 phone lines equipped with dial-in digital modems for our customers. As a result, our average ratio of subscribers to dial-in modems, or contention ratio, is approximately 9:1, significantly better than the industry average of approximately 13:1. More importantly, we focus on utilization ratios at each of our points of presence to ensure that each dial-in location maintains sufficient phone lines. We also recently upgraded the speed, capacity and reliability of our telecommunications infrastructure by leasing lines from multiple incumbent local exchange carriers and competitive local exchange carriers. We connect our points of presence to our two main network operating centers in East Lansing, Michigan and New Berlin, Wisconsin using high-speed leased line connections, and from there we have multiple high-speed connections to the Internet. Since we own and manage 100% of all network equipment at our points of presence, rather than lease the equipment from national carriers, we are able to more efficiently load our customers on each point of presence and reduce our telecommunication cost per customer, the single largest expense for an Internet service provider.

 .   Continue our highly focused sales and marketing efforts and use of strategic reseller arrangements. We market our services through a combination of local, direct advertising and word-of-mouth referrals. Because we currently focus exclusively on markets in contiguous states in the Midwest, including numerous small- to medium-sized markets, we can avoid broad-based and expensive advertising campaigns and have lower costs of acquiring new customers than most of our competitors. Our attention to customer care has fostered brand names within our region leading to significant customer-to-customer referrals, which account for over 70% of all new subscriptions. We also benefit from the ease of use of our customer application and support system. Our customer sign-up process is customer-friendly and is easily accomplished through our Web site or by calling our customer support personnel, and, unlike many service providers' sign-up procedures, a Voyager.net user can be on-line in a matter of minutes. In addition, we have entered into strategic reseller agreements with several companies to further market our services within local communities.

 .   Offer enhanced communications services such as Internet access using digital subscriber lines and cable modems and the resale of bundled voice and data services at competitive rates. We presently offer a broad range of Internet services to residential and business customers such as dial-up and dedicated access, Web hosting, Web server co-location, domain name registration and various electronic commerce services. We believe, however, that consumer users, businesses and residential users, including home office users, are increasingly seeking high-speed, high-capacity Internet access and a single source for their Internet and telecommunications needs. To meet these demands, we have begun offering more enhanced services to our subscribers, such as:

  . expanded high speed Internet access through digital subscriber lines and cable modems;

  .   bundled voice and data telecommunications services; and

  .   branded Web-TV services for Internet access without a computer.

      As part of our goal to offer our subscribers these enhanced services, we recently acquired EriNet Telecom, Inc., which has been approved by the State of Ohio as a competitive local exchange carrier. As a competitive local exchange carrier, we will gain access to wholesale telecommunication rates and related network elements and be able to offer a comprehensive package of bundled voice and data telecommunications services to our subscribers. We believe that providing enhanced service product offerings will satisfy this emerging customer trend of desiring a single source vendor for all telecommunications services, adding to our competitive strengths and further entrenching us with an expanding customer base. We anticipate filing for status as a competitive local exchange carrier in other states within our region in the future.

External Growth Strategy.

   Our external growth strategy is to continue to acquire and integrate local and regional Internet service providers to increase network utilization and enter new markets. The key elements of our acquisition strategy are as follows:

 . Identify suitable acquisition candidates. Our management conducts an extensive review of Internet service providers within our target universe to identify promising potential acquisition candidates. Desired target characteristics include:

  .  high customer growth and customer retention rates;

  .  compatibility of product/service mix;

  .  cash flow positive operations;

  .  dominant local market presence;

  .  identifiable scale efficiencies; and

  . expanded contiguous market reach within the Midwest or increased utilization of existing points of presence.

     Using this criteria, during the past 12 months our acquisition team has successfully identified and consummated the purchase of 15 Internet service provider businesses, representing approximately 167,000 subscribers. These acquisitions have helped us become one of the 20 largest Internet service providers in the U.S. in terms of subscribers.

     We believe that consolidation in the Internet service provider industry will continue and that significant opportunities exist for future growth through the acquisition of Internet service providers within our region. We have currently identified approximately 50 additional companies in the Midwest with between 5,000 and 20,000 subscribers, representing approximately 500,000 potential subscribers, which meet our acquisition criteria. We believe that our regional focus, experienced management team and proven integration plan provides us with a competitive advantage over national Internet service providers and other consolidators in our target markets and allows us to more efficiently integrate the acquired businesses. By acquiring businesses within one region, we also are able to leverage our existing network and administrative operations while gaining a foothold in new markets within the region, thereby achieving significant economies of scale.

 . Manage the acquisition process. Our acquisition team is an important element of this acquisition strategy. We have a dedicated acquisition team whose responsibility is to manage the acquisition process, including the identification, selection and integration of the acquired business. Our acquisition team is continually evaluating acquisition opportunities, and has developed strong relationships with Midwest Internet service provider operators and mergers and acquisitions professionals. Our acquisition team also works closely with our sales and marketing, network engineering and executive management teams to identify potential cost savings and synergies for each acquisition candidate and to develop a detailed acquisition and integration plan.

 . Integrate the acquired businesses. We also have developed a detailed integration plan for our acquired companies which focuses on reducing redundant costs and consolidating operations within a short time after closing. The first step of our integration process is to assume control of all the financial operations as of the date of acquisition to ensure strict financial controls over cash and financial reporting. We also centralize all of the accounting and related financial functions at our main office in East Lansing and incorporate the acquired subscriber accounts into our customer care and billing system to take advantage of the functionality and scalability of our systems. Once the acquired company's systems are transferred, we then consolidate all of the customer support and network operations into our two call centers in East Lansing, Michigan and New Berlin, Wisconsin, thus eliminating various offices, personnel and their related costs. The final component of our integration process is to capitalize on our scale economies. We eliminate duplicate network costs and connections to the Internet, thereby significantly reducing costs. We also realize cost savings by re-negotiating more favorable pricing on telecommunication lines and equipment purchases. Our scale allows us to demand better pricing from other third-party vendors as well. Our successful integration of the acquired companies and the realization of the scale economies relating to our acquisitions has contributed to the increase in our EBITDA margins since 1998.

Voyager.net Service Offerings

   Internet Access Services. We offer a full range of dial-up Internet access services to residential subscribers and dedicated and dial-up Internet access to business customers. By selecting between the various types of access services and pricing plans available, subscribers can select services that fit their specific needs.

 .   Dial-up access. Our residential access services are designed to provide our subscribers with reliable Internet access through standard dial-up modems. Our dial-up Internet access service includes:

  .local access numbers;

  .personal Web space;

  .multiple e-mail accounts;

  .toll-free customer support;

  .light usage plans; and

  .Internet chat and news groups.

     The price plans for our dial-up access services range from $9.95 to $19.95 per month. We also offer prepaid plans for quarterly, semi-annual and annual access. A majority of our residential subscribers pay their monthly fee automatically by a pre-authorized monthly charge to their credit card.

 .   Dedicated access. We offer continuous connections to both business and residential subscribers at a range of speeds using traditional telecommunications lines and frame relay communications services for those customers requiring greater speed and reliability. The price plans for dedicated access services range from $30 to $1,000 per month.

 .   Cable modems. Through a reseller arrangement with Millennium Digital Media
    Systems, L.L.C., we offer broadband Internet access in certain locations through the use of modems integrated with local cable television networks and provide the technical and billing support to this fast-growing segment of the Internet access business. The retail price for the cable modem service is $49.90 per month for residential customers and $79.95 per month for business customers, including the modem for 500 kilobits per second, or kbps, two-way access.

 .   Digital subscriber lines. Through various reseller arrangements with competitive local exchange carriers, we offer high-speed Internet access using digital service technology through traditional telephone lines, known as digital subscriber lines or DSL, to both residential and business customers in selective areas. The retail price for this service ranges from $90 to $225 per month depending upon the speed of the service. We currently offer DSL Internet access at speeds of 384 kbps, 768 kbps, and
    1.5 megabits per second.

 .   Set-top television access. We have begun offering in certain markets
    Internet access via alternative mediums, such as set-top television boxes that seek to provide customers with basic Internet and connectivity service that complements traditional computer-based access.

   Web Services. Our Web services help organizations and individuals implement their Web site goals. We offer various Web hosting and other services that enable customers to establish a Web site presence without maintaining their own Web servers and high-speed connectivity to the Internet.

 .   Web hosting. We offer a variety of Web hosting services which enable our customers to establish and maintain a Web site on the Internet using Web servers and related equipment owned and administered by us. Our Web hosting service includes state-of-the-art Web servers, high-speed connections to the Internet at our network operations centers, and registration of our customers' domain name and Internet address. We also offer Web page design, development, maintenance and traffic reporting and consulting services. We currently have over 6,000 Web hosting subscribers. The price plans for our Web services range from $25 to $100 per month.

 .   Co-location. We offer co-location services, providing telecommunications facilities for customer-owned Web servers, for customers who prefer to own and have physical access to their servers but require the reliability, security and performance of our on-site facilities. Our co-location customers house their equipment at our secure network operating centers and receive direct high-speed connections to the Internet.

 .   E-commerce. We recently introduced our electronic commerce solution for business customers through an agreement with INEX, which allows businesses to create and operate an on-line "storefront" within minutes and sell merchandise over the Internet. Our e-commerce services include secure on-line payment processing services, technical support and additional e-mail accounts.

 .   Local content. We offer our subscribers customized, local, community-
    specific content, such as weather, sports and news, through relationships with national providers of local content, such as Planet Direct, as well as various local providers.

   Other Services and Offerings. We also offer other enhanced communications services to meet the one-stop shopping demands of residential and business customers.

 .   Virtual private networks. Our custom virtual private networks solutions enable our customers to deploy tailored, Internet protocol-based mission-critical business applications for internal enterprise, business-to-business and business-to-customer data communications on our network while also affording high-speed access to the Internet. We offer our customers a secure network on which to communicate and access information between an organization's geographically dispersed locations, collaborate with external groups or individuals, including customers, suppliers, and other business partners and use the Web to access information on the Internet and communicate with other Web users.

 .   Long distance and other telecommunications. We currently resell long distance telecommunications services as well as an 800 service, calling cards and prepaid cards to our Internet customers through our VoyagerLink operations. We currently offer this interstate and intrastate long-distance service to our customers at nine cents per minute, with no set-up or monthly charges. We also have begun offering bundled voice and data services to customers who seek Internet access and telecommunications services from a single source. We also recently acquired a business which has been approved as a competitive local exchange carrier in the State of Ohio, and we plan to file applications for authorization in other states within our region.

Sales and Marketing

   Marketing. Our marketing philosophy is based on the belief that a consumer's selection of an Internet service provider is often strongly influenced by a personal referral. Accordingly, we believe that the high customer satisfaction of our subscriber base has led to significant word-of-mouth referrals. Our referral incentive program awards subscribers one month of free service for every customer which joins us from their recommendation. As a result, over 70% of our new sign-ups come from existing subscriber referrals. Our proprietary customer care and billing system automatically tracks and credits the subscriber's account, thus providing us with valuable marketing information and flexibility with this program. We also market our services through strategic relationships with value added resellers in the local communities, such as computer stores, trade associations, unions, Web development companies, local area network administrators and other retail stores which represent and promote us on a commission basis. These relationships are a significant source of new customers. In addition, we offer free Internet training classes within our markets to cultivate interest in the Internet and increase brand recognition. We do not use mass marketing media as a major source of acquiring new customers, but instead believe that by providing superior customer service and developing strong relationships within local communities, particularly in small- and medium-sized markets, we can continue to grow organically at rates greater than the industry average with very low costs for acquiring new customers.

   Web-based Marketing. We maintain a Web site (www.voyager.net) that provides Internet users with the opportunity to learn about us and enroll in one of our Internet access service plans. Upon viewing information on our services, potential customers can either subscribe online or contact a customer support employee for enrollment. Customers who sign-up on-line or through our 800 number have their accounts created instantly and are thus able to use their accounts within minutes of account activation.

   Free CDs and Diskettes. Upon the request of prospective customers, we distribute free software via CD and diskettes that contain both the Netscape browser software for Windows 95, Windows 3.1 and Macintosh as well as Microsoft's Internet Explorer 4.0. The software is configured to facilitate installation and connection to a Voyager.net point of presence. Individuals receiving the CD or diskettes have the opportunity to obtain the free browser software contained on the CD by opening an account with us, either on-line or via a toll-free telephone number. New customers can be on-line in a matter of minutes after opening an account on-line or by calling our toll-free telephone number.

   Business Sales and Support. We have a business sales and support team dedicated to selling and providing customized support to our growing small- and medium-sized business customers. Our business teams include well-trained support personnel located throughout our target region. This strong local presence allows us to meet face-to-face with our business customers to evaluate their needs and respond with customized solutions. Our locally-based sales and support teams are supported by additional network engineers at our headquarters for trouble-shooting on specific problems.

Customer Service and Technical Support

   We believe that customer care and support has been critical in our success in retaining and attracting subscribers. We provide our customer service and technical support through our two large call centers located in East Lansing, Michigan and New Berlin, Wisconsin. We provide 100% of our customer care internally, and do not outsource any customer operations to third party providers. We have staffed these call centers with over 170 employees, or more than 60% of our workforce. These two centers are fully-integrated so that both centers can handle calls from subscribers located anywhere within our region. This interoperability allows us to more efficiently handle support calls, thereby reducing telephone hold times. We recently upgraded our phone system that intelligently routes calls, tracks important call-in data, automatically answers certain questions and moves customers quickly through the call-in process. Our comprehensive staff training program and incentive compensation program linked to customer satisfaction has led to significant improvements in the time required to move our subscribers through the various calling queues. In addition to using our call centers, subscribers can also e-mail questions directly to our technical support staff, as well as find solutions on-line through the use of the tutorials found at our Web site. Our free Internet training and educational classes within our markets also allow our customers and potential subscribers to ask questions about the Internet and our services.

Network and Technology

   We operate the largest dial-up Internet network in the Midwest in terms of geographic coverage, with approximately 165 Voyager.net-owned points of presence in Michigan, Indiana, Illinois, Minnesota, Ohio and Wisconsin.

   Network Infrastructure. Our network infrastructure and related systems are designed to provide fast, reliable, high quality Internet access services, including dedicated access. We designed and built our network to specifically service Internet (data) traffic. The network is comprised primarily of the latest Cisco Systems' routing and switching equipment, which provides a common platform for increased flexibility and maintenance while allowing for the use of advanced routing protocols to quickly and dependably deliver customer traffic. Our network points of presence are linked by high-speed capacity fiber optic connections. In addition, we have two network operating centers to oversee traffic flows and general network operations, as opposed to a single network operating center as found in many national networks, which helps create redundancy and ensures a secure and reliable network. We are continuously improving our network infrastructure and connectivity costs through our relationships with incumbent local exchange carriers such as Ameritech Corporation and GTE Corporation as well as with competitive local exchange carriers such as Brooks Fiber (MCI WorldCom), Phone Michigan (McLeodUSA), Time Warner, Coast to Coast and Focal Communications.

   Our points of presence are linked to regional network points, or hubs, which are our two network operating centers. These network points are linked to the Internet by fiber optic connections and employ asynchronous transfer mode, frame relay and other methods of handling traffic efficiently. Interlinked network points allow Internet users to access sites located on other network points. In the event that one of our subscribers wishes to access a Web site that is located on another service provider's network, data is directed to a network access point where information sharing is conducted under arrangements known as peering. The flow of information across a network access point allows information to be downloaded from one service provider's network to a subscriber on another service provider's network.

   Points of Presence. Our approximately 165 dial-in points of presence primarily utilize digital access servers manufactured by 3Com Corporation and Lucent Technologies, Inc. These servers allow for a variety of customer connections from standard dial-up to traditional telecommunications lines, including integrated digital services network. Our entire network has been reconfigured to include redundant data circuits which will automatically route customer traffic in the event of a failure. Our network topology offers high levels of performance and security. Through various relationships with competitive local exchange carriers, we have been able to reduce the overall number of points of presence by consolidating several of them into "SuperPOPs" with expanded calling areas. The SuperPOP allows us to consolidate our equipment into one large modem bank and eliminate various telecommunication links from our points of presence back to the network operating center, thereby creating enhanced network reliability and reducing telecommunication costs. We have aggressively worked with our providers to create additional SuperPOPs and we will continue to explore opportunities to create additional SuperPOPs in the future.

   Network Operation Centers. We have two main network operation centers, or hubs, in East Lansing, Michigan and New Berlin, Wisconsin. These two hubs house all of our internal network equipment (servers, routers, mail, hosting, disk arrays, etc.) as well as our main routing equipment and connection to the Internet. The two hubs have recently been interconnected to provide redundancy and to insure the highest quality network. The hubs are monitored on a 24 hours per day, seven days per week basis in order to provide the highest level of network performance.

   Peering Relationships. Peering is the act of exchanging data across networks, typically at specific, discrete locations. By allowing separate networks to exchange data, users on a particular Internet service provider's network are able to access information and communicate with users on another provider's network. Many formal peering points exist where several dozen Internet service providers and other providers exchange data, including network access points. Internet service providers can also run connections to peer with several different providers (known as multihoming). Multihoming allows an Internet service provider to provide better service, as inbound and outbound data can go over different routes if a particular network is overloaded. We have multihoming relationships at multiple points with several different organizations, including Verio, Inc. in Ann Arbor, Michigan, NAP.net in Chicago, and MCI and Savvis in Kalamazoo, Michigan, thereby building in network redundancy that allows for better connectivity for our customers.

   Integrating Acquired Networks. As we continue to play a leading role in consolidating the Internet service provider industry, one of our most important tasks is to configure the acquired equipment and network into our regional Internet-based network.

We will continue to gain scale economies by eliminating redundant and expensive Internet connectivity and better utilizing our current infrastructure. Our integration plan calls for connecting the acquired points of presence directly to our network at the most cost effective point and eliminating duplicate Internet telecommunication costs. We typically connect within three to six months after the acquisition so as to allow for a prompt yet smooth integration of the acquired networks and to reduce service disruptions.

Competition

   The Internet services market is extremely competitive and highly fragmented. We face competition from numerous types of providers in our six state region and anticipate that competition will only intensify in the future as the Internet service provider industry consolidates. We believe that the primary competitive factors determining success as an Internet service provider are:

  .accessibility and performance of service;

  .quality customer support;

  .price;

  .access speed;

  .brand awareness;

  .ease of use; and

  .scope of geographic coverage.

   We believe that we have competed favorably based on these factors, particularly due to:

  .regionally focused operating strategy;

  .superior customer care and service;

  .high performance of Voyager.net-owned network facilities; and

  .competitive, multi-tiered pricing policy.

   Our current competitors include many large companies that have substantially greater market presence, brand name recognition and financial resources than us. Some of our local or regional competitors may also enjoy greater recognition within a particular community. We currently compete, or expect to compete, with the following types of companies:

  . established on-line information service providers, which provide basic Internet access as well as proprietary information not available through public Internet access, such as America Online, Inc.;

  . national Internet service providers, including EarthLink Network, Inc. and MindSpring Enterprises, Inc.;

  . numerous regional and local Internet service providers, some of which have significant market share in their particular market area;

  . providers of Web hosting, co-location and other Internet-based business services, such as Verio, Inc.;

  . computer hardware and software and other technology companies that provide Internet connectivity with their products, including IBM and Microsoft Corporation;

  . national long distance carriers such as AT&T Corporation, MCI WorldCom and Sprint Corporation;

  .   regional Bell operating companies and local telephone companies;

  . cable operators, including Tele-Communications, Inc. and Time Warner Cable; and

  .   nonprofit or educational Internet service providers.

   Many of the major cable companies and some other Internet access providers have begun to offer or are exploring the possibility of offering Internet connectivity through the use of cable modems. Cable companies, however, are faced with large-scale upgrades of their existing plant equipment and infrastructure in order to support connections to the Internet backbone via high-speed cable access devices. We believe that there is a trend toward horizontal integration through acquisitions or joint ventures between cable companies and telecommunications carriers. The acquisition of Tele-Communications, Inc. by AT&T Corporation is indicative of this trend. Other alternative service companies have also announced plans to enter the Internet connectivity market with various wireless terrestrial and satellite-based service technologies. In addition, several competitive local exchange carriers and other Internet access providers have launched national or regional digital subscriber line programs providing high speed Internet access using the existing copper telephone infrastructure. Several of these competitive local exchange carriers have announced strategic alliances with local, regional and national Internet service providers to provide broadband Internet access. Recently, several national access providers have begun to offer Internet access for free or at substantial discounts to prevailing rates, which may result in significant pricing pressure. We also believe that manufacturers of computer hardware and software products, media and telecommunications companies and others will continue to enter the Internet services market, which will also intensify competition. Any of these developments could materially and adversely affect our business, operating results and financial condition.

Government Regulation

   The Federal Communications Commission exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictional interstate or international communications. State regulatory commissions retain jurisdiction over the origination or termination of jurisdictional intrastate communications. In addition, as a result of the passage of the Telecommunications Act of 1996, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Act. In particular, state regulatory commissions have substantial oversight over the provision of interconnection and non-discriminatory network access by incumbent local exchange carriers. Municipal authorities generally have some jurisdiction over access to rights of way, franchises, zoning and other matters of local concern.

   Internet operations are currently not subject to direct regulation by the Federal Communications Commission or any other governmental agency (other than regulations applicable to businesses generally). Due to the increasingly widespread use of the Internet, however, it is possible that additional laws and regulations may be adopted.

   The Federal Communication Commission continues to review its regulatory position concerning Internet service providers. Even though the Federal Communications Commission determined in April 1998 that Internet service providers should not be treated as telecommunications carriers and therefore not regulated, it is expected that future Internet service provider regulatory status will continue to be uncertain. Indeed, in that report, the Federal Communications Commission concluded that certain services offered over the Internet, such as phone-to-phone Internet protocol telephony, may be functionally indistinguishable from traditional telecommunications service offerings and their non-regulated status may have to be re-examined. Although the Federal Communications Commission has thus far decided not to allow local telephone companies to impose per minute access charges on Internet service providers, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely.

   To the extent that an end user's call to an Internet access provider is local rather than long distance, the Internet service provider may be, if the call is carried over its facilities, entitled to reciprocal compensation from the end user's local telephone company. Reciprocal compensation is a reimbursement from one local telephone service provider to a second one for handling calls that originate with the first local telephone service provider and terminate with the second one. Under many existing interconnecting agreements, reciprocal compensation must be paid to Internet service providers through their exchange carriers by incumbent local exchange carriers for completing calls made by the incumbent local exchange carrier customers. The issue of reciprocal compensation has not been fully resolved by the Federal Communications Commission and state public service commissions. Although some existing interconnecting agreements provide for reciprocal compensation to Internet service providers, most of these agreements will expire within the next two years. The Federal Communications Commission recently determined that most, but not all, traffic to an Internet service provider is interstate in nature rather than local. The Federal Communications Commission, however, directed state regulators to determine whether, under existing state decisions and interconnecting agreements, reciprocal compensation should be paid to Internet service providers through their exchange carriers by incumbent local exchange carriers. The Federal Communications Commission is also considering the establishment of nationwide rules governing inter-carrier compensation for calls handed off from one carrier to another and bound for Internet service providers. The Federal Communications Commission's decision in this matter, as well as the individual state decisions referenced above, may adversely affect our Internet access costs.

   One of our subsidiaries, EriNet Telecom, Inc., has been approved as a competitive local exchange carrier in the State of Ohio and we anticipate that we will seek competitive local exchange carrier status in other states in the future. To the extent we conduct business as a competitive local exchange carrier, the telecommunications services that we provide will be subject to federal, state and local regulation, which may include tariff and price listing requirements and state certification proceedings. State regulatory authorities exercise jurisdiction over intrastate services. Local authorities may also have regulatory power over certain aspects of our competitive local exchange carrier operations. In addition, pursuant to the Telecommunications Act of 1996, the Federal Communications Commission is required to establish a subsidy mechanism for universal telephone service to which our competitive local exchange carrier services will be required to contribute based on telecommunications revenues. The Act also requires competitive local exchange carriers to make their services available for resale by other carriers and provide dialing parity and local telephone number portability. The Act also permits states to impose additional state regulations, including state universal service funding requirements, which are consistent with the Act. We are unable to predict how the State of Ohio and the other states in which we become certified as a competitive local exchange carrier in the future, will impose any additional regulations or financial performance requirements on our service.

   By providing interstate, intrastate and international services as a competitive local exchange carrier, we would generally be subject to tariff or price list filing requirements pursuant to which we would be required to publicly disclose, or in some instances obtain approval of, the terms, conditions and prices for telecommunications services prior to or soon after offering such services. In addition, individual states in which we may conduct activities as a competitive local exchange carrier may subject us to state certification proceedings and intrastate and local tariff regulations. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services consistent with the public interest. While unusual, challenges to these tariffs and certification proceedings by third parties could cause us to incur substantial legal and administrative expenses. Many states also impose additional regulatory requirements, such as minimum service quality reporting and customer service requirements and uniform local exchange carrier accounting requirements. In addition, some state statutes, as in Ohio, provide that changes in the ownership of a competitive local exchange carrier's outstanding voting securities may require prior approval of the state public utility commission. In fact, certain jurisdictions may require an investor who acquires as little as 10% of a competitive local exchange carrier's voting securities to obtain prior approval for such acquisition because such ownership interest might be deemed to constitute an indirect controlling interest in the carrier. See "Risk Factors--State and Federal Government Regulation Could Require Us to Change Our Business."

Intellectual Property

   We have developed and acquired certain proprietary rights for which we have sought and will continue to seek federal, state and local protection. We rely on a combination of copyright, trademark and trade secret laws to protect our proprietary rights, particularly related to our names and logos. "Voyager.net" and our associated logo are names and marks which belong to Voyager.net. In addition, we have registered VoyagerLink and several other names, marks and logos, and have additional registrations pending for names and marks, under which we do business at local levels within our region. An integral part of our successful business strategy is our proprietary Web-based customer care and billing system. We are exploring whether to seek patent protection with respect to this customer care system and will act accordingly. We have each of our employees enter into an inventions agreement pursuant to which each agrees that any intellectual property rights developed while in our employment belong to Voyager.net. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or that third parties, including competitors, will not independently develop technologies that are substantially equivalent or superior to our proprietary technology.

   In connection with the delivery of our access and other services, we rely on the use of products of software manufacturers that we bundle in our software for users with personal computers operating on the Windows or Macintosh platforms. While some of the applications included in our start-up kit for access services subscribers are shareware that we have obtained permission to distribute or that are otherwise in the public domain and freely distributable, certain other applications included in the start-up kit have been licensed where necessary. We currently intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary, although we cannot be certain that such renewals will be available to us on acceptable terms, if at all. We may also enter into licensing arrangements in the future for other applications.

Employees

   As of March 31, 1999, we had 278 employees, including 235 full-time employees and 43 regular part-time employees. We are not a party to any collective bargaining agreements covering any of our employees, have never experienced any material labor disruption and are unaware of any current efforts or plans to organize our employees. We consider our relationships with our employees to be good.

Facilities

   We lease each of our office locations. Our leases cover in the aggregate approximately 55,000 square feet of space. We have two primary lease locations which serve as our network operating centers: East Lansing, Michigan, which is also our corporate headquarters, with approximately 17,000 square feet, which lease expires in 2007; and New Berlin, Wisconsin, where we lease space at four locations covering in the aggregate approximately 25,000 square feet under long-term leases. We also lease space, typically less than 50 square feet per location, to house our network equipment at each of our points of presence. We do not own any real estate. We believe that our current facilities are suitable and adequate for our business and, upon expiration of our leases, we do not anticipate any significant difficulty in obtaining renewals or alternative space in our desired markets.

Legal Proceedings

   We have been, from time to time, involved in various litigation matters arising in the ordinary course of business. We are not involved currently in any pending legal proceedings that either individually or taken as a whole, will have a material adverse effect on our business, financial condition and results of operations.

                                   MANAGEMENT

Executive Officers, Key Employees and Directors

   Our executive officers, key employees and directors, their positions and their ages as of March 31, 1999, are set forth below. The compensation committee of the board of directors is comprised of the entire board, and the audit committee is comprised of Messrs. Friedly, Hayes and Taylor.

 Name                       Age                    Position
 ----                       ---                    --------
 Christopher Torto.........  34 President, Chief Executive Officer and Vice
                                 Chairman of the Board of Directors
 Dennis Stepaniak..........  41 Chief Financial Officer, Senior Vice President
                                 and Treasurer
 Osvaldo deFaria...........  35 Chief Operating Officer
 Christopher Michaels......  32 Chief Technology Officer
 Michael Williams..........  35 Vice President--Sales
 David Shires..............  36 Vice President--Business Development
 Joan Holda................  43 Vice President--Human Resources
 Glenn Friedly.............  50 Chairman of the Board of Directors
 John Hayes................  35 Director
 Christopher Gaffney.......  36 Director
 Gerald Taylor.............  57 Director

   Christopher Torto. Mr. Torto has served as Chief Executive Officer since February 1998, and has served as President and Vice Chairman of the board of directors since March 1999. From December 1996 to January 1998, Mr. Torto was the President and Chief Executive Officer of Horizon Cablevision do Brasil, a start-up cable television venture in Brazil. From 1992 to 1996, Mr. Torto served as General Manager of GTECH do Brasil, a Brazilian subsidiary of GTECH Corporation. Mr. Torto received his Bachelor of Science degree in Finance from the University of Maine and a Master of Business Administration degree from the Harvard Graduate School of Business Administration.

   Dennis Stepaniak. Mr. Stepaniak has been Senior Vice President, Chief Financial Officer and Treasurer since March 1999. From 1995 to February 1999 he served as Vice President of Finance and Chief Financial Officer for UMI, Inc., a database publishing company and wholly-owned subsidiary of Bell & Howell Corporation. From 1984 to 1995, he held various financial positions with UMI, including Controller, Director of Financial Planning, and financial analyst. Mr. Stepaniak received a degree in Finance and Economics from Alma College and a Master of Business Administration degree from Eastern Michigan University.

   Osvaldo deFaria. Mr. deFaria has served as Chief Operating Officer since January 1999. Prior to that, Mr. deFaria spent 13 years at AT&T Corporation in various management positions including General Manager of Internet Telephony, Director of Consumer Marketing, Consumer Marketing Director of AT&T of Puerto Rico, and various other sales and marketing positions. Mr. deFaria received his Bachelor of Science degree in Business Administration from the University of Maine and a Master of Business Administration degree from Fairleigh Dickinson University. Mr. deFaria also attended Harvard Business School's executive education program.

   Christopher Michaels. Mr. Michaels has served as Chief Technology Officer since February 1999. From October 1998 to February 1999, Mr. Michaels served as Vice President of Technical Operations. Mr. Michaels was the co-founder of NetLink Systems, L.L.C., a regional Internet service provider based in Kalamazoo, Michigan, and served as President from May 1995 to October 1998. From June 1991 to May 1995, Mr. Michaels was a senior research engineer at Automotive Diagnostics, an automotive test equipment company. Mr. Michaels received Bachelor of Science degrees in Mathematics, Physics and Computer Science from Western Michigan University.

   Michael Williams. Mr. Williams has served as Vice President-Sales since January 1999. From January 1998 to January 1999, Mr. Williams served in various senior management positions at Voyager.net. From October 1997 to January 1998, Mr. Williams was the Chief Financial Officer of Horizon Cablevision. From March 1994 to September 1997, he served as the Director of Finance for the Great Lakes area of Nextel Communications, where he was responsible for the financial management of wireless communications deployment, accounting functions and financial planning and analysis. Mr. Williams received his Bachelor of Science degree in Economics from the University of Wisconsin--Madison.

   David Shires. Mr. Shires has served as Vice President-Business Development since October 1998, and is responsible for leading all of the acquisition efforts of Voyager.net. Mr. Shires was a co-founder of NetLink Systems, L.L.C., a regional Internet service provider based in Kalamazoo, Michigan, and served as Vice President from May 1995 to October 1998. From October 1992 to April 1995, he was a software engineer at Automotive Diagnostics, an automotive test equipment company. Mr. Shires received his Bachelor's degree in Robotic Engineering from Lake Superior State College and a Master of Business Administration from Western Michigan University.

   Joan Holda. Ms. Holda has served as Vice President-Human Resources since July 1998. From 1986 to June 1998, she served as Director of Training and Human Resources at Quality Dairy Company, a 700-employee retail and manufacturing facility. Ms. Holda received a Bachelor of Science degree in Merchandising and Management and a Masters degree in Labor and Industrial Relations from Michigan State University. She received her certification as a Senior Professional in Human Resources in 1997.

   Glenn Friedly. Mr. Friedly is a founder and Chairman of the Board of Voyager.net. Since 1983, Mr. Friedly has served as the President of Horizon Cablevision, a leading cable operator in Michigan. From 1972 to 1980, Mr. Friedly worked for the State of Michigan, including as Executive Assistant to Governor William G. Milliken. Mr. Friedly is the past President of the Michigan Cable Television Association and has served on boards of the National Cable Television Cooperative Association and on the Small Cable Business Association. Mr. Friedly has been a member of the Bar of the State of Michigan since 1980.

   John Hayes. Mr. Hayes has served as director of Voyager.net since July 1995. Mr. Hayes is a managing partner of Great Hill Partners, L.L.C., a private equity firm. Mr. Hayes has been associated with Media/Communications Partners, a private equity firm, since 1989 and has served as a partner since 1993. Mr. Hayes serves as Chairman of

Horizon Telecom International, L.L.C., a cable television operator focused on developing cable television systems in Brazil, and of Amstar Entertainment, L.L.C., a movie theater developer. Mr. Hayes also serves as a director of DURO Communications, Inc., a regional Internet service provider, Language for Industry Worldwide, Inc., a consolidator of business translation services companies, and Teltrust, Inc., a telecommunications services provider.

   Christopher Gaffney. Mr. Gaffney has served as a director of Voyager.net since December 1998. Mr. Gaffney is a managing partner of Great Hill Partners, L.L.C., a private equity firm. Mr. Gaffney has been associated with Media/Communications Partners, a private equity firm, since 1986 and has served as a partner since 1992. Mr. Gaffney also serves as Chairman of the Board of Adams Trade Press, Inc., a business-to-business publishing company, and also as a director of Medical World Communications, Inc., a provider of professional continuing education programs and supplemental educational materials, Marks-Ferber Communications, Inc., a community newspaper publisher, Sunburst Communications Radio L.L.C., a radio broadcaster, Tarver Holdings, Inc., a computer services company, and several other privately held companies.

   Gerald Taylor. Mr. Taylor has served as a director of Voyager.net since June 1999. Mr. Taylor served as the Chief Executive Officer of MCI Communications Corporation from November 1996 to October 1998. From July 1994 to November 1996, Mr. Taylor served as MCI's President and Chief Operating Officer. Prior to that, Mr. Taylor spent 25 years working with MCI in various management and senior management roles in MCI's operations, sales and marketing areas.

Board Composition

   The number of our directors is currently fixed at five. Our board of directors is divided into three classes, each of whose members will serve for a staggered three-year term. Our board of directors consists of two Class I directors, Christopher Torto and Gerald Taylor, one Class II director, Christopher Gaffney, and two Class III directors, John Hayes and Glenn Friedly. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors expire upon the election and qualification of successor director at the annual meeting of stockholders to be held during the calendar year 2000, 2001 and 2002, respectively.

   Each officer serves under his employment agreement with us and at the discretion of our board of directors. See "--Employment Agreements." There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

   Audit Committee. The audit committee is responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors. The members of the audit committee are Glenn Friedly, John Hayes and Gerald Taylor.

   Option Committee. Under our 1998 Stock Option and Incentive Plan, the board of directors may designate a committee of two independent directors to administer the 1998 Stock Option and Incentive Plan. The 1998 Stock Option and Incentive Plan is currently administered by the full board of directors. The directors have, however, appointed a committee, consisting of Messrs. Friedly, Hayes and Torto, having the authority to grant up to 50,000 plan awards to any one individual, and 100,000 plan awards in the aggregate, in any one fiscal year under the 1998 Stock Option and Incentive Plan. See "--1998 Stock Option and Incentive Plan."

   Compensation Committee. The compensation committee is responsible for reviewing and approving the amount and type of compensation to be paid to senior management. The compensation committee is currently comprised of the entire board of directors.

   Other Committees. The board of directors may establish, in its discretion, from time to time, other committees to facilitate the management of our business.

Director Compensation

   Directors who are employees receive no additional compensation for their services as directors. Non-employee directors do not currently receive a fee for their service as directors, although the board of directors may in the future determine to pay such a fee. Non-employee directors are also eligible to participate in the 1998 Stock Option and Incentive Plan at the discretion of the full board of directors. In connection with this offering, Messrs. Friedly and Taylor will receive options to purchase 372,000 and 186,000 shares of common stock, respectively, exercisable at the initial public offering price, all of which options will be fully vested and exercisable on the grant date.

Executive Compensation

   The following table sets forth in summary form the compensation that was paid to our Chief Executive Officer and the other most highly compensated executive officers whose aggregate compensation exceeded $100,000 in the year ended December 31, 1998 (the "Named Executive Officers"). No other executive officer currently employed by us earned total compensation in excess of $100,000 in 1998. Mr. Torto, our President and Chief Executive Officer, commenced employment with us in February 1998. His current annual salary is $225,000 and he is eligible to receive an annual bonus equal to 40% of his annual base salary. Mr. Williams, our Vice President-Sales, commenced employment with us in January 1998. His current annual salary is $120,000 and he is eligible to receive an annual bonus equal to 20% of his annual base salary.

                           Summary Compensation Table

                              Annual Compensation              Long-Term Compensation
                         ------------------------------ ----------------------------------------
                                                           Number
                                                        of Securities
                                              Other      Underlying   Restricted        All
                                              Annual       Options      Stock          Other
Name                      Salary   Bonus   Compensation    Granted      Awards      Compensation
Christopher P. Torto.... $ 59,900 $100,000    $  --            --     $3,065,300(2)    $1,735(3)
 President and Chief
  Executive Officer
Michael Williams........  118,000   23,350       --        620,000(1)        --         3,350(4)
 Vice President--Sales

-----------------------
(1) Does not include options to purchase 1,116,000 shares of common stock which were cancelled pursuant to an agreement with Mr. Williams.
(2) Represents the fair value of 1,984,000 shares of restricted common stock purchased by Mr. Torto in 1998 based on a determination made by the board of directors, less the aggregate purchase price for such shares of common stock paid by Mr. Torto. Prior to this offering, there was no public market for our common stock and, therefore, we did not have a fair market value of our common stock as of December 31, 1998. All of the 1,984,000 shares of restricted common stock purchased by Mr. Torto are fully vested.
(3) Includes the cost of term life insurance which was paid by Voyager.net.
(4) Includes a matching contribution under our 401(k) plan and the cost of term life insurance which was paid by Voyager.net.

Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options granted during 1998 to our Named Executive Officers. The exercise price per share of each option is equal to the fair market value of the common stock as of the grant date as determined by the board of directors. During 1998, we granted options to purchase an aggregate 768,800 shares of common stock to employees.

   The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration of the option term using the 5% and 10% appreciation rates compounded annually as established in regulations of the SEC. The potential realizable value of the options to Mr. Williams using the fair market value at the grant date of $1.77 per share is $2.88 at an assumed 5% appreciation rate and $4.59 at an assumed 10% appreciation rate. The potential realizable value is not intended to predict future appreciation of the price of our common stock. Mr. Williams exercised his option to purchase all 620,000 shares of common stock in May 1999.

                       Option Grants In Last Fiscal Year

                                                                                    Potential
                                                                               Realizable Value at
                         Number of  Percent of Total                      Assumed Annual Rates of Stock
                         Securities     Options                           Price Appreciation for Option
                         Underlying    Granted to    Exercise                          Term
                          Options     Employees in   or Base  Expiration --------------------------------
Name                      Granted     Fiscal Year     Price      Date        0%         5%        10%
Christopher Torto.......      --           --            --        --           --         --         --
Michael Williams........  620,000        80.65%       $.0004   9/23/08   $1,097,152 $1,785,352 $2,845,552

Option Exercises and Fiscal Year-End Option Values

   The following table sets forth information concerning the number and value of unexercised options to purchase common stock held by the Named Executive Officers. There was no public trading market for our common stock as of December 31, 1998. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the fair value at December 31, 1998 of $6.17, less the applicable exercise price multiplied by the number of shares acquired on exercise. Neither of the Named Executive Officers exercised any stock options in 1998, but Mr. Williams exercised his option to purchase all 620,000 shares of common stock in May 1999.

                 Fiscal Year and Fiscal Year-End Option Values

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                              Options at Fiscal Year-    In-The-Money Options
                                        End               at Fiscal Year-End
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
Christopher Torto...........       --           --             --          --
Michael Williams............   434,000      186,000    $ 2,677,346  $1,147,434

1998 Stock Option and Incentive Plan

   Our board of directors and stockholders adopted the 1998 Stock Option and Incentive Plan in September 1998. In April 1999, the 1998 Stock Option Plan was amended to increase the number of shares of common stock and other awards available under the plan. In June 1999, the plan was amended and restated by the board of directors and our stockholders. The 1998 Stock Option and Incentive Plan permits us to:

  .  grant incentive stock options;

  .  grant non-qualified stock options;

  .  grant stock appreciation rights;

  . issue or sell common stock with vesting or other restrictions, or without restrictions;

  . grant rights to receive common stock in the future with or without vesting;

  .  grant common stock upon the attainment of specified performance goals;
     and

  .  grant dividend rights in respect of common stock.

   These grants may be made to our officers, employees, directors, consultants, advisors and other key persons of Voyager.net. The 1998 Stock Option and Incentive Plan allows for the issuance of up to 9,775,688 shares of common stock and other awards.

   Of the shares reserved for issuance under the 1998 Stock Option and Incentive Plan:

  . an aggregate of 1,984,000 shares of restricted common stock were issued to Mr. Torto on September 23, 1998 and October 2, 1998 at a per share purchase price of $0.0004 and in exchange for cancellation of outstanding options to purchase shares of common stock of Voyager Information Networks, all of which shares of common stock are fully vested;

  . an aggregate of 124,000 shares of restricted common stock were issued to Mr. Shires on October 2, 1998 at a per share purchase price of $0.0004, all of which shares of common stock are fully vested;

  . an aggregate of 124,000 shares of restricted common stock were issued to Mr. Michaels on October 2, 1998 at a per share purchase price of $0.0004, all of which shares of common stock are fully vested;

  . an aggregate of 372,000 shares of restricted common stock were issued to Mr. deFaria on January 11, 1999 at a per share purchase price of $4.84, all of which shares of common stock are fully vested;

  . an aggregate of 868,000 shares of restricted common stock were issued to Mr. Friedly on January 11, 1999 at a per share purchase price of $4.84, all of which shares of common stock are fully vested;

  . 620,000 shares were subject to outstanding options to purchase common stock granted on September 23, 1998 to Mr. Williams in exchange for cancellation of outstanding options to purchase shares of common stock of Voyager Information Networks, with a per share exercise price of $0.0004, all of which options were exercised by Mr. Williams in May 1999;

  . 148,800 shares are subject to outstanding options to purchase common stock granted on September 23, 1998 to several of our other key employees in exchange for cancellation of outstanding options to purchase shares of common stock of Voyager Information Networks, with a per share exercise price of $0.0004, all of which options are fully vested; and

  . 167,400 shares are subject to outstanding options to purchase common stock granted on January 1, 1999 to several of our key employees, with a per share exercise price of $4.84, which options vest in four equal installments on the next four anniversaries of the grant date.

   In connection with this offering, we will grant options to purchase an aggregate 2,402,847 shares of common stock to our employees and non-employee directors. The exercise price for these options will be the initial public offering price of the common stock. These options will generally vest in four equal annual installments on each of the first four anniversaries of the date of this offering. Messrs. Friedly, Taylor, deFaria, Michaels and Stepaniak will be granted options to purchase 372,000, 186,000, 186,000, 341,000 and 496,000 shares of common stock, respectively. The options granted to Messrs. Friedly and Taylor will be fully vested and exercisable, and the options granted to Messrs. deFaria, Michaels and Stepaniak will vest in two semi-annual installments. Upon closing of this offering, 2,964,641 shares of common stock will be available for future issuance under the 1998 Stock Option and Incentive Plan.

   The 1998 Stock Option and Incentive Plan is administered by our board of directors or a committee designated by our board of directors consisting solely of two or more independent directors. Subject to the provisions of the 1998 Stock Option and Incentive Plan, the board or the committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the plan.

   The exercise price of options granted under the 1998 Stock Option and Incentive Plan is determined by the committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986 may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power. Non-qualified stock options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options are typically subject to vesting schedules, terminate ten years from the date of grant and may be exercised for specified periods after to the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the committee or, in the sole discretion of the committee, by delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months. The exercise price may also be delivered to us (1) by the optionee in the form of a promissory note if the loan of these funds to the optionee has been authorized by the board of directors and the optionee pays so much of the exercise price as represents the par value of the common stock acquired in a form other than a promissory note and (2) by a broker under irrevocable instructions to the broker selling the underlying shares from the optionee.

   In the event of a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction, the outstanding awards issued under the 1998 Stock Option and Incentive Plan will become fully vested and exercisable upon the closing of the transaction unless the individual award specifies otherwise. The 1998 Stock Option and Incentive Plan and all awards issued under the plan will terminate upon any of the transactions described above, unless Voyager.net and the other parties to the transactions have agreed otherwise. All participants under the 1998 Stock Option and Incentive Plan will be permitted to exercise for a period of 30 days before any termination all awards held by them which are then exercisable or will become exercisable upon the closing of the transaction.

Employment Agreements

   We have entered into the following agreements with our senior management:

  . In February 1998, we entered into (i) an employment agreement and (ii) an agreement regarding inventions, non-competition and confidentiality with Christopher Torto. The employment agreement, which was amended in April 1999, provides for:

    .   an annual base salary of $225,000;

    .   an annual bonus of 40% of base salary;

    . an employment term ending on April 30, 2002 with potential one-year renewals thereafter, subject to earlier termination by either party; and

    . the continuation of base salary and benefit payments for one year after termination of employment in the event we elect to terminate Mr. Torto without cause (as defined in the agreement) or Mr. Torto terminates employment as a result of a default by us under the agreement.

      Mr. Torto's non-competition agreement prohibits him from competing with us until the first anniversary of the date of his termination of employment with us.

  . In January 1998, we entered into (i) an employment agreement and (ii) an agreement regarding inventions, non-competition and confidentiality with Michael Williams. The employment agreement provides for:

    .   an annual base salary of $120,000;

    .   an annual bonus of 20% of base salary;

    .   an at-will employment term; and

    . the continuation of base salary and benefit payments for one year after termination of employment in the event we elect to terminate Mr. Williams without cause (as defined in the agreement).

      Mr. Williams' non-competition agreement prohibits him from competing with us until the three month anniversary of the date of his termination of employment with us.

  . In October 1998, we entered into (i) an employment agreement and (ii) an employee non-competition agreement with David Shires. The employment agreement provides for:

    .   an annual base salary of $90,000;

    .   an annual bonus of 20% of base salary;

    . an employment term ending on October 2, 2000, with potential one-year renewals thereafter, subject to earlier termination by either party;

    . the continuation of base salary and benefit payments for up to one year after termination of employment in the event we elect to terminate Mr. Shires without cause (as defined in the agreement) or if Mr. Shires terminates employment as a result of a default by us under his agreement.

      Mr. Shires' non-competition agreement prohibits him from competing with us until the first anniversary of the date of his termination of employment with us.


  . In October 1998, we entered into (i) an employment agreement and (ii) an employee non-competition agreement with Christopher Michaels. In May 1999, we amended each of those agreements. The employment agreement provides for:

    .   an annual base salary of $190,000;

    .   an annual bonus of 40% of base salary;

    . an employment term ending on October 2, 2000, with potential one-year renewals thereafter, subject to earlier termination by either party; and

    . the continuation of base salary and benefit payments for one year after termination of employment in the event we elect to terminate Mr. Michaels without cause (as defined in the agreement) or if Mr. Michaels terminates employment as a result of a default by us under his agreement.

      Mr. Michaels' non-competition agreement prohibits him from competing with us until the first anniversary of the date of his termination of employment with us.

  . In November 1998, we entered into (i) an employment agreement and (ii) an agreement regarding inventions, non-competition and confidentiality with Osvaldo deFaria, effective January 1999. The employment agreement provides for:

    .   an annual base salary of $200,000;

    .   an annual bonus of 40% of base salary;

    . an employment term ending on January 11, 2002, with potential one-year renewals thereafter, subject to earlier termination by either party; and

    . the continuation of base salary and benefit payments for one year after termination of employment in the event we elect to terminate Mr. deFaria without cause (as defined in the agreement) or Mr. deFaria terminates employment as a result of a default by us under the agreement.

      Mr. deFaria's non-competition agreement prohibits him from competing with us until the first anniversary of the date of his termination of employment with us.

  . In March 1999, we entered into (i) an employment agreement and (ii) an agreement regarding inventions, non-competition and confidentiality with Dennis Stepaniak. The employment agreement provides for:

    .an annual base salary of $190,000;

    .annual bonus of 40% of annual base salary;

    . an employment term ending on March 18, 2003, with potential one-year renewals thereafter, subject to earlier termination by either party; and

    . the continuation of base salary and benefit payments for one year after termination of employment in the event we elect to terminate Mr. Stepaniak without cause (as defined in the agreement) or Mr. Stepaniak terminates employment as a result of a default by us under the agreement.

      Mr. Stepaniak's non-competition agreement prohibits him from competing with us until the first anniversary of the date of his termination of employment with us.

Compensation Committee Interlocks and Insider Participation

   Our compensation committee is comprised of our entire board of directors, including Mr. Torto, our President and Chief Executive Officer. The compensation committee reviews and makes recommendations to our board of directors regarding compensation of senior management and other key employees other than Mr. Torto. The members of the compensation committee other than Mr. Torto review and recommend all executive compensation arrangements with respect to Mr. Torto.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

   In August 1997, Voyager Information Networks, Inc. sold an aggregate 10,537,520 shares of common stock and an aggregate 25,000 shares of series A preferred stock to Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership for aggregate consideration of $0.5 million and exchange of 2,696 shares of existing shares of series A convertible participating preferred stock. In connection with the sale and purchase, the investors also received an option to purchase an additional 4,516,080 shares of common stock and 15,000 shares of series A preferred stock for aggregate consideration of $1.5 million. The investors also received voting rights, registration rights and participation rights which were superseded by the rights given in the September 1998 stock purchase agreement. The purchase price of the securities was the fair market value as determined by the parties at the time of sale, and the transaction was accounted for on a cost basis.

   In 1998, we entered into a consulting arrangement with Mr. Friedly, pursuant to which Mr. Friedly received $75,000 per year.

   In 1998, we entered into a reseller agreement with Horizon Cablevision, Inc. relating to the reselling of Internet access services using cable modems on Horizon's cable television network. Mr. Friedly is the President, and Messrs. Friedly, Baird and Heinze are principals, of Horizon. This agreement has been terminated.

   In July 1998, pursuant to the exercise by the investors of the option referenced above, we sold an aggregate 4,516,080 shares of common stock and an aggregate 15,000 shares of series A preferred stock to Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership for aggregate consideration of $1.5 million. In connection with this sale, we also issued demand promissory notes in the original principal amount of $2.8 million in the aggregate to these investors. We used the proceeds from this transaction to finance the acquisition of the assets of Freeway, Inc. The purchase price of the securities was determined by the parties in August 1997, and the transaction was accounted for on a cost basis.

   In September 1998, Voyager.net entered into a series of transactions, including:

  . Entering into a stock exchange agreement with Voyager Information Networks, Inc. and all of its stockholders whereby we exchanged an aggregate 19,537,909 shares of common stock and an aggregate 42,424 shares of series A preferred stock for all of the outstanding capital stock of Voyager. In connection with the exchange, each optionholder exchanged his existing Voyager option for an option to purchase shares of Voyager.net common stock, or in the case of Mr. Torto, shares of restricted stock. We consummated the stock exchange solely to effect a reincorporation under the laws of the State of Delaware. The stock exchange was intended to be a tax-free reorganization and was accounted for as if it was a pooling of interests.

  . Entering into a stock purchase agreement with Media/Communications Partners II Limited Partnership, Media/Communications Investors Limited Partnership, Glenn Friedly, Alan Baird and Michael Heinze whereby we sold an aggregate 446,400 shares of common stock and an aggregate 33,657 shares of series A preferred stock to the investors at an aggregate purchase price of $0.5 million in cash and cancellation of promissory notes in the principal amount of $2.8 million, plus accrued interest of $32,524. Under the stock purchase agreement, the investors received demand and "piggyback" registration rights, participation rights with respect to our future equity issuances and the right to nominate two individuals to our board of directors. Mr. Hayes and Mr. Gaffney, who are associated with Great Hill Partners, L.L.C., are members of our Board of Directors. Upon the closing of this offering, the participation rights and the nomination rights of the investors will terminate in accordance with their terms. We intend to use part of the proceeds that we receive from this offering to redeem all 76,081 shares of our series A preferred stock held by the investors, plus accrued dividends thereon, which as of May 31, 1999 was approximately $8.1 million in the aggregate.

  . Entering into a stockholders' agreement with each of our stockholders, whereby the stockholders agreed to certain restrictions on the transferability of their shares of common stock. Upon the closing of this offering, the stockholders' agreement will terminate in accordance with its terms.

  . Issuing an amended and restated promissory note in favor of Horizon Cable I Limited Partnership in the principal amount of approximately $2.1 million. Messrs. Friedly, Baird and Heinze are principals and executive officers of Horizon Cable, and Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership are investors in Horizon Cable. We will use part of the proceeds that are received from this offering to repay the principal and interest under the note, which as of May 31, 1999 was approximately $2.3 million in the aggregate.

   In January 1999, we sold 372,000 shares of restricted common stock to Mr. deFaria, our Chief Operating Officer. In connection with this sale, Mr. deFaria issued a promissory note to us in the principal amount of $1.8 million with interest accruing thereon at 5% annually. The note matures and all principal and interest is due on January 11, 2003. The note is secured by a pledge of 372,000 shares of common stock and is a recourse obligation of Mr. deFaria in the amount of 25% of the outstanding principal and 100% of the accrued interest.

   In January 1999, we sold 868,000 shares of restricted common stock to Mr. Friedly, the Chairman of the Board of Directors and one of our principal stockholders. In connection with this sale, Mr. Friedly issued a promissory note to us in the principal amount of $4.2 million with interest accruing thereon at 5% annually. The note matures and all principal and interest is due on January 11, 2003. The note is secured by a pledge of 868,000 shares of common stock and is a recourse obligation of Mr. Friedly in the amount of 25% of the outstanding principal and 100% of the accrued interest.

   In April 1999, Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership agreed to purchase unspecified equity securities of Voyager.net for an aggregate purchase price of $5.0 million. The type of equity securities and the per share price of the securities to be issued to the investors is to be determined by Voyager.net and the investors at the time of purchase and sale. The investors have until November 1, 1999 to purchase these shares. The commitment to purchase the securities, and the obligations of the parties thereunder, terminates upon the closing of this offering.

   In March 1999, we entered into a software license agreement with Horizon Telecom International, L.L.C., whereby we granted Horizon Telecom International a non-exclusive license to use our customer care and billing software for $1.00. Messrs. Friedly and Torto, as well as investment funds managed by Great Hill Partners, L.L.C., of which Messrs. Hayes and Gaffney are managing partners, are investors in Horizon Telecom International, Mr. Friedly has agreed to serve as the vice chairman of Horizon Telecom International and Mr. Torto has agreed to serve as a director of Horizon Telecom International. The software license agreement has been terminated.

   In April 1999, we made a loan of $0.5 million to Mr. Torto, our President and Chief Executive Officer, which is payable over three years and accrues interest at 5% per year. The loan is unsecured and we have full recourse against Mr. Torto.

   In May 1999, we sold an aggregate 6,667 shares of series A preferred stock to Messrs. Friedly, Baird and Heinze pursuant to the exercise of an option to purchase shares of series A preferred stock in the stock purchase agreement, for an aggregate purchase price of approximately $0.7 million. We intend to use part of the proceeds that we receive from this offering to redeem all 6,667 shares of series A preferred stock, plus accrued dividends thereon, which will be approximately $0.7 million in the aggregate.

   In July 1999, we made a loan of $5.0 million to Mr. Torto, our President and Chief Executive Officer, which is payable over four years and accrues interest at 5% per year. The loan is secured by a pledge of 416,667 shares of common stock and is a recourse obligation of Mr. Torto in the amount of 25% of the outstanding principal of and 100% of the accrued interest on the loan.

   We believe that, with the exception of the software license, all of the transactions identified above were conducted on terms no less favorable to Voyager.net than could have been obtained from unaffiliated third parties. We have adopted a conflict of interests policy in connection with this offering. In the future, all transactions between any of our officers and directors and us will be reviewed by the board of directors or the audit committee on an ongoing basis and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of common stock as of June 15, 1999 and as adjusted to reflect the sale of the common stock offered hereby, by:

  . all persons known by us to own beneficially 5% or more of the common stock;

  .  each of our directors;

  .  the Chief Executive Officer and the other Named Executive Officers;

  .  each of the selling stockholders; and

  .  all directors and executive officers as a group.

   Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder. The address of Media/Communications Partners is 75 State Street, Suite 2500, Boston, MA 02109. The address of Messrs. Hayes and Gaffney is c/o Great Hill Partners, L.L.C., One Liberty Square, Boston, MA 02109. The address of all other listed stockholders, officers and directors is c/o Voyager.net, Inc., 4660 South Hagadorn Road, Suite 320, East Lansing, MI 48823.

   The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 15, 1999 through the exercise of any stock option or other right. As of June 15, 1999, a total of 24,076,308 shares of common stock were either outstanding or subject to options, warrants or other convertible securities that are exercisable or that will become exercisable within 60 days after June 15, 1999. The inclusion in this prospectus of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. The applicable percentage of "beneficial ownership" after the offering is based upon 31,501,308 shares of common stock outstanding.

                                                                 Shares Owned
                                Shares Owned                  After the Offering
                           Prior to the Offering                     (1)
                           ------------------------- Shares   ------------------
Name of Beneficial Owners     Number      Percent    Offered    Number   Percent
-------------------------  ------------- -------------------- ---------- -------
Entities affiliated with
 Media/Communications
 Partners (2)............     15,499,999     64.4%  1,312,500 14,187,499  45.0%
Glenn R. Friedly (3).....      4,240,006     17.6     208,928  4,031,078  12.8
Apache Holdings II
 Limited Partnership ....      1,240,000      5.2     208,928  1,031,072   3.3
Alan R. Baird (4)........        630,589      2.6      35,715    594,874   1.9
Michael L. Heinze........        249,785      1.0      17,857    231,928     *
Christopher P. Torto
 (5).....................      1,984,000      8.2         --   1,984,000   6.3
Michael Williams ........        620,000      2.6         --     620,000   2.0
John G. Hayes (6)........     15,499,999     64.4         --  14,187,499  45.0
Christopher S. Gaffney
 (6).....................     15,499,999     64.4         --  14,187,499  45.0
Gerald H. Taylor (7).....            --       --          --         --    --
All executive officers
 and directors as a group
 (11 persons)............     22,964,005     95.4   1,521,428 21,442,577  68.1

-----------------------
 * Represents less than 1% of the outstanding shares of common stock
(1) Assumes the underwriters do not elect to exercise the over-allotment option to purchase an additional 1,350,000 shares of common stock.
(2) Represents shares of common stock owned by investment funds affiliated with Media/Communications Partners which are managed by Great Hill Partners, L.L.C., of which Mr. Hayes and Mr. Gaffney are managing partners, including:
  . 15,034,310 shares of common stock owned by Media/Communications Partners II Limited Partnership; and
  . 465,689 shares of common stock owned by Media/Communications Investors Limited Partnership.
(3) Includes:
  . 310,000 shares of common stock held by Apache Holdings Limited Partnership; and
  . 1,240,000 shares of common stock held by Apache Holdings II Limited Partnership.
  The managing general partner of the partnerships is Apache Irrevocable
  Trust, of which Mr. Friedly serves as trustee. Mr. Friedly and the Robert Taylor Friedly Trust are the limited partners of the partnership. Mr.
  Friedly disclaims beneficial ownership of the shares held by the partnerships except to the extent of his direct and indirect pecuniary interest therein. Does not include 372,000 shares of common stock underlying an option to be granted to Mr. Friedly in connection with this offering which will be fully vested and exercisable upon grant.
(4) Includes:
  .   310,000 shares of common stock held by Stonehenge Limited Partnership;
      and
  .   124,000 shares of common stock held by Stonehenge II Limited
      Partnership.
  The managing general partner of the partnerships is the Stonehenge Irrevocable Trust and the limited partners of the partnerships are the Justin Baird Irrevocable Trust, the Morgan Baird Irrevocable Trust, the Lauren Baird Irrevocable Trust, Alan R. Baird Declaration of Trust dated
  June 9, 1999 and the Cathy J. Snyder-Baird Declaration of Trust dated June
  9, 1999. Mr. Baird is the trustee of the Stonehenge Irrevocable Trust. Mr. Baird disclaims beneficial ownership of the shares in the limited partnerships except to the extent of his direct and indirect pecuniary interest therein.
(5) Represents shares of restricted common stock held by Mr. Torto, all of which shares will be vested upon consummation of this offering. Does not include any shares of common stock held, directly or indirectly, by the Robert Taylor Friedly Trust, of which Mr. Torto serves as trustee. Mr. Torto disclaims beneficial ownership of all the shares held by the trust.
(6) Includes:
  . 15,034,310 shares of common stock beneficially owned by Media/Communications Partners II Limited Partnership; and
  . 465,689 shares of common stock beneficially owned by Media/Communications Investors Limited Partnership.
  Each of Mr. Hayes and Mr. Gaffney is a member of the general partner of each of these funds. Each of Mr. Hayes and Mr. Gaffney disclaims beneficial ownership of the shares of common stock held by the funds, except to the extent of his pecuniary interest in the shares held by Media/Communications Investors Limited Partnership.
(7) Does not include 186,000 shares of common stock underlying an option to be granted to Mr. Taylor in connection with this offering which will be fully vested and exercisable upon grant.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

   There are currently 24,076,308 shares of common stock and 82,748 shares of series A preferred stock issued and outstanding. At and subject to the closing of this offering, all of the outstanding shares of series A preferred stock will be redeemed by Voyager.net.

   Following the offering, our authorized capital stock will consist of 50,000,000 shares of common stock, of which 31,501,308 will be issued and outstanding; and 5,000,000 shares of undesignated preferred stock authorized and issuable in one or more series designated by our board of directors, of which no shares will be issued and outstanding.

Common Stock

   Voting Rights. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. Except as otherwise provided by law and our certificate of incorporation, amendments to our certificate of incorporation must be approved by a majority of the voting power of the common stock.

   Dividends. Holders of common stock will share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

   Other Rights. In the event of any merger or consolidation of Voyager.net with or into another company as a result of which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of common stock will be entitled to receive the same kind and amount, on a per share of common stock basis, of such shares of stock and other securities and property, including cash. On liquidation, dissolution or winding up of Voyager.net, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

   Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Voyager.net or the removal of existing management.

Registration Rights

   Under the terms of the stock purchase agreement entered into on September 23, 1998, Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership, which hold in the aggregate 64.4% of the outstanding shares of common stock immediately prior to this offering, may demand that we file a registration statement for the registration of all or any portion of their shares under the Securities Act. We are not required to effect more than one of these demand registrations.

   After the closing of this offering, those stockholders also will be entitled to unlimited piggyback registration rights in connection with any registration by us of securities for our own account or the account of other stockholders. If we propose to register any shares of common stock under the Securities Act, we are required to give those stockholders notice of the registration and to include their shares in the registration statement. At any time after we become eligible to file a registration statement on Form S-3, these stockholders may require us to file an unlimited number of registration statements on Form S-3 under the Securities Act with respect to their shares of common stock, so long as the aggregate dollar amount of the shares of common stock to be registered exceeds $250,000.

   The registration rights of these stockholders will terminate when the shares held by them may be sold under Rule 144 under the Securities Act. We are generally required to bear all of the expenses of all demand and piggyback registrations, except underwriting discounts and commissions. We also have agreed to indemnify those stockholders under the terms of the stock purchase agreement.

Indemnification Matters

   Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by Voyager.net to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Voyager.net. Our by-laws also provide for the advancement of expenses to directors and, in the discretion of our board of directors, officers and non-officer employees. Our by-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities and have entered into indemnification agreements with each of our directors.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Voyager.net as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of Voyager.net in which indemnification will be required or permitted.

Amendment of the Certificate of Incorporation

   Any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and thereafter approved by the affirmative vote of a majority, and in some instances 66 2/3%, of the outstanding shares entitled to vote with respect to such amendment.

By-law Provisions

   Our by-laws provide that a special meeting of stockholders may be called only by our board of directors unless otherwise required by law. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Ability to Adopt Stockholder Rights Plan

   Our board of directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments to discourage persons seeking to gain control of Voyager.net by means of a merger, tender offer, proxy contest or otherwise if our board of directors determines that such change in control is not in the best interests of Voyager.net and our stockholders. Our board of directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to effect a change of control of Voyager.net.

Statutory Business Combination Provision

   Following the offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

  . before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

  . upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

  . following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

   The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder.
Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contains any such exclusion.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Before this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the prevailing market price of our common stock. Nonetheless, substantial sales of common stock in the public market following this offering, or the perception that substantial sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional equity capital in the future.

   Upon the closing of this offering, there will be 31,501,308 shares of our common stock outstanding. Of these shares, the 9,000,000 shares which are being sold in this offering generally will be freely transferable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates" as is defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The remaining 22,501,308 shares of common stock which will be outstanding after the offering will be "restricted securities" as defined in Rule 144, and may be sold in the future without registration under the Securities Act subject to compliance with the provisions of Rule 144 or any other applicable exemption under the Securities Act. In connection with this offering, our existing officers, directors, stockholders and optionholders, who hold all of the currently outstanding shares of common stock and will own an aggregate of 22,501,308 shares of common stock after this offering, have agreed with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares for 180 days after the date of this prospectus. Donaldson, Lufkin & Jenrette Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions. Subject to these lock-up agreements, the shares of common stock outstanding upon the closing of the offering will be available for sale in the public market as follows:

   Approximate
 Number of Shares                          Description
 ---------------- -------------------------------------------------------------
  9,000,000       After the date of this prospectus, freely tradeable shares sold in the offering.

 23,960,103       After 180 days from the date of this prospectus, the lock-up period will expire and these shares will be salable under
                  Rule 144 (subject, in some cases, to volume limitations),
                  Rule 144(k), or under a registration statement to register for resale shares of common stock issued upon the exercise of stock options.

   In general, under Rule 144, as currently in effect, a person or persons whose shares are required to be aggregated, including an affiliate of ours, and who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, which is expected to be approximately 315,000 shares upon the completion of this offering, or the average weekly trading volume of the common stock during the calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

   We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1998 Stock Option and Incentive Plan. See "Risk Factors--The future sale of shares of our common stock could adversely affect the market price of our common stock."

   Following the offering, under specified circumstances and subject to customary conditions, Media/Communications Partners II Limited Partnership and Media/Communications Investors Limited Partnership will have the right with respect to 14,187,499 shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and they will have rights to participate in any future registration of securities by us.

                                  UNDERWRITING

   Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, First Union Capital Markets Corp., CIBC World Markets Corp. and DLJdirect Inc. have severally agreed to purchase from us and the selling stockholders the number of shares of common stock opposite their respective names below.

   Underwriters:                                                Number of Shares
   Donaldson, Lufkin & Jenrette Securities Corporation.........        2,966,000
   First Union Capital Markets Corp............................        2,224,500
   CIBC World Markets..........................................        2,224,500
   DLJdirect Inc...............................................          100,000
   Bear, Stearns & Co. Inc.....................................           90,000
   Deutsche Bank Alex. Brown ..................................           90,000
   A.G. Edwards & Sons, Inc....................................           90,000
   ING Barings ................................................           90,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated .........           90,000
   Prudential Securities Incorporated .........................           90,000
   Salomon Smith Barney .......................................           90,000
   Wasserstein Perella Securities, Inc. .......................           90,000
   J.C. Bradford & Co..........................................           45,000
   EVEREN Securities, Inc. ....................................           45,000
   Fahnestock & Co. Inc. ......................................           45,000
   First Albany Corporation ...................................           45,000
   Hoak Breedlove Wesneski & Co. ..............................           45,000
   Jefferies & Company, Inc....................................           45,000
   Ladenburg Thalmann & Co. Inc. ..............................           45,000
   Lebenthal & Co., Inc. ......................................           45,000
   Legg Mason Wood Walker, Incorporated .......................           45,000
   McDonald Investments Inc., a KeyCorp Company ...............           45,000
   Needham & Company, Inc......................................           45,000
   Brad Peery Inc..............................................           45,000
   Raymond James & Associates, Inc.............................           45,000
   The Robinson-Humphrey Company, LLC .........................           45,000
   Sanders Morris Mundy........................................           45,000
   Sands Brothers & Co., Ltd...................................           45,000
   Scott & Stringfellow, Inc...................................           45,000
                                                                ----------------
       Total...................................................        9,000,000
                                                                ================

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of shares included in this offering are subject to approval of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters propose to initially offer some of the shares directly to the public at the initial public offering price on the cover page of this prospectus and some of the shares to certain dealers at the initial public offering price less a concession not in excess of $0.63 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial public offering of the shares to the public, the representatives may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   The following table shows the underwriting fees we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                           Paid by Voyager.net
                                                          ----------------------
                                                              No        Full
                                                           Exercise   Exercise
                                                          ---------- -----------
Per share................................................ $     1.05 $      1.05
Total.................................................... $9,450,000 $10,867,500

   We will pay all of the offering expenses, estimated to be $1,550,000.

   Voyager.net and the selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 1,350,000 additional shares at the initial public offering price less the underwriting fees. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

   Voyager.net and the selling stockholders have severally agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   We, our executive officers and directors, stockholders and optionholders have agreed, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  . enter into any swap or other arrangement that transfer all or a portion of the economic consequences associated with the ownership of any common stock, regardless of whether any of the transactions described in these clauses are to be settled by the delivery of common stock, or such other securities, in cash or otherwise.

In addition, during this period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and a significant majority of our stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securites convertible into or exercisable or exchangeable for common stock (other than a registration statement registering options or shares granted under a stock option plan) without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

   Prior to this offering, there was no established trading market for our common stock. The initial public offering price for our common stock was determined by negotiations among us and the representatives of the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, the ability of our management, our past and present operations, our prospects for future earnings, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies.

   Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

   In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of our common stock. These activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   The underwriters, at our request, have reserved for sale up to approximately 315,000 shares of common stock for sale at the initial public offering price to persons associated with Voyager.net. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for Voyager.net by Goodwin, Procter & Hoar llp, Boston, Massachusetts. David Dietz, the secretary of Voyager.net, is the sole owner of David F. Dietz, P.C., a partner of Goodwin, Procter & Hoar llp and its predecessor firm. Mr. Dietz is also a limited partner with a pecuniary interest in Media/Communications Investors Limited Partnership, one of the selling stockholders in this offering. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

   Our audited consolidated financial statements of Voyager.net, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of Freeway, Inc. as of December 31, 1997 and July 31, 1998 and for the year ended December 31, 1997 and the seven months ended July 31, 1998, EXEC-PC, Inc. as of December 31, 1997 and September 22, 1998 and for the year ended December 31, 1997 and for the period from January 1, 1998 through September 22, 1998, NetLink Systems, L.L.C. as of December 31, 1997 and September 30, 1998 and for the year ended December 31, 1997 and the nine months ended September 30, 1998 and GDR Enterprises, Inc. as of December 31, 1998 and March 31, 1999 and for the year ended December 31, 1998 and the three months ended March 31, 1999 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports appearing in this prospectus, and have been so included in reliance upon their authority as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

   In July 1998, Voyager.net engaged PricewaterhouseCoopers LLP as its independent public accountants, to replace Plante & Moran. The decision was made by Voyager.net's board of directors and was not due to any disagreement with Plante & Moran. During the fiscal years ended December 31, 1996 and December 31, 1997, Voyager.net had no disagreements with Plante & Moran on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Plante & Moran, would have caused them to make reference thereto in their report on our financial statements. The reports of Plante & Moran on our financial statements for the fiscal years ended December 31, 1996 and December 31, 1997 (the last fiscal year audited by Plante & Moran) did not contain any adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are complete with respect to the material provisions of such contract; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

   The registration statement can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.

   We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can also request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

                               VOYAGER.NET, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Pages
Voyager.net, Inc. - Consolidated Financial Statements:
  Report of Independent Accountants......................................  F-2
  Consolidated Balance Sheets as of December 31, 1997 and 1998 and March
   31, 1999..............................................................  F-3
  Consolidated Statements of Operations for the Years Ended December 31,
   1996, 1997 and 1998 and for the Quarter Ended March 31, 1999..........  F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for the Years
   Ended December 31, 1996, 1997 and 1998 and the Quarter Ended March 31,
   1999..................................................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1996, 1997 and 1998 and the Quarter Ended March 31, 1999..............  F-6
  Notes to Consolidated Financial Statements.............................  F-7

Pro Forma Condensed Consolidated Financial Statements (Unaudited):
  Pro Forma Condensed Consolidated Statements of Operations for the Year
   Ended December 31, 1998 (Unaudited)................................... F-20
  Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 1999 (Unaudited)............................... F-21
  Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1999.... F-22
  Notes to Pro Forma Condensed Consolidated Financial Statements
   (Unaudited)........................................................... F-23

Freeway, Inc. - Financial Statements:
  Report of Independent Accountants...................................... F-24
  Balance Sheets as of December 31, 1997 and July 31, 1998............... F-25
  Statements of Income for the Year Ended December 31, 1997 and for the
   Seven Months Ended July 31, 1998...................................... F-26
  Statements of Stockholders' Equity for the Year Ended December 31, 1997
   and for the Seven Months Ended July 31, 1998.......................... F-27
  Statements of Cash Flows for the Year Ended December 31, 1997 and for
   the Seven Months Ended July 31, 1998.................................. F-28
  Notes to Financial Statements.......................................... F-29

EXEC-PC, Inc. - Financial Statements:
  Report of Independent Accountants...................................... F-31
  Balance Sheets as of December 31, 1997 and September 22, 1998.......... F-32
  Statements of Income for the Year Ended December 31, 1997 and for the
   Period From January 1, 1998 through September 22, 1998................ F-33
  Statements of Stockholders' Deficit for the Year Ended December 31,
   1997 and for the Period From January 1, 1998 through September 22,
   1998.................................................................. F-34
  Statements of Cash Flows for the Year Ended December 31, 1997 and for
   the Period From January 1, 1998 through September 22, 1998............ F-35
  Notes to Financial Statements.......................................... F-36

NetLink Systems, L.L.C. - Financial Statements:
  Report of Independent Accountants...................................... F-40
  Balance Sheets as of December 31, 1997 and September 30, 1998.......... F-41
  Statement of Income and Members' Equity for the Year Ended December 31,
   1997 and the Nine Months Ended September 30, 1998..................... F-42
  Statement of Cash Flows for the Year Ended December 31, 1997 and the
   Nine Months Ended September 30, 1998.................................. F-43
  Notes to Financial Statements.......................................... F-44

GDR Enterprises, Inc. - Financial Statements:
  Report of Independent Accountants...................................... F-46
  Consolidated Balance Sheets as of December 31, 1998 and March 31, 1998
   and 1999.............................................................. F-47
  Consolidated Statements of Income for the Year Ended December 31, 1998
   and the Quarters Ended March 31, 1998 and 1999........................ F-48
  Consolidated Statements of Stockholder's Equity (Deficit) for the Year
   Ended December 31, 1998 and the Quarters Ended March 31, 1998 and
   1999.................................................................. F-49
  Consolidated Statements of Cash Flows for the Year Ended December 31,
   1998 and the Quarters Ended March 31, 1998 and 1999................... F-50
  Notes to the Consolidated Financial Statements......................... F-51

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the Stockholders of Voyager.net, Inc.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows, present fairly, in all material respects, the financial position of Voyager.net, Inc. (the "Company") and subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

                                               PricewaterhouseCoopers LLP

Grand Rapids, Michigan
March 5, 1999, except for Note 17, for which the date is June 25, 1999

                               VOYAGER.NET, INC.

                          CONSOLIDATED BALANCE SHEETS

                                              December 31,          March 31,
                                         ------------------------     1999
                                            1997         1998      (unaudited)
                                   Assets
Current assets:
 Cash and cash equivalents.............. $   518,791  $ 2,350,292  $ 4,426,518
 Accounts receivable, less allowance for
  doubtful
  accounts of $40,000, $99,000 and
  $134,000 in 1997, 1998 and 1999,
  respectively..........................     196,955      950,381    1,812,496
 Prepaid and other assets...............      24,969      154,059      303,204
                                         -----------  -----------  -----------
   Total current assets.................     740,715    3,454,732    6,542,218
Property and equipment, net.............   1,256,753    9,528,372   12,064,932
Intangible assets, net..................     103,529   28,741,650   33,852,138
                                         -----------  -----------  -----------
   Total assets......................... $ 2,100,997  $41,724,754  $52,459,288
                                         ===========  ===========  ===========

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
 Current portion of obligations under
  capital leases........................ $    43,978  $   303,562  $   391,667
 Notes payable, related party...........   1,996,014    2,252,713    2,296,525
 Accounts payable.......................     125,620      659,351    1,620,772
 Other liabilities......................     165,779      855,727    1,128,370
 Deferred revenue.......................     194,273    5,625,627    7,373,988
                                         -----------  -----------  -----------
   Total current liabilities............   2,525,664    9,696,980   12,811,322
Commitments and contingencies...........          --           --           --
Obligations under capital leases........     114,646      751,613      972,823
Long-term debt..........................          --   30,000,000   39,400,000
Stockholders' equity (deficit):
 Preferred stock, Series A, 8%
  cumulative, non-
  voting, $.01 par value, $100
  redemption value:
  authorized 40,000 shares in 1997, and
  100,000 shares in 1998 and 1999;
  issued and outstanding, 25,000 shares
  in 1997 and 82,748 shares in 1998 and
  1999 (includes 6,667 shares subject to
  purchase that have not been issued)...   2,500,000    8,274,819    8,274,819
 Common stock, $.0001 par value:
  authorized 60,000,000 shares in 1997
  and 25,000,000 shares in 1998 and
  1999; issued and outstanding,
  14,872,955 shares in 1997 and
  22,216,308 in 1998 and 23,456,308 in
  1999..................................       1,200        1,792        1,892
Additional paid-in capital..............       3,292    3,214,748   10,569,648
Receivable for preferred and common
 stock..................................          --     (666,700)  (6,666,700)
Deferred compensation ..................          --    1,008,420    1,118,420
Accumulated deficit.....................  (3,043,805) (10,556,918) (14,022,936)
                                         -----------  -----------  -----------
   Total stockholders' equity
    (deficit)...........................    (539,313)   1,276,161     (724,857)
   Total liabilities and stockholders'
    equity.............................. $ 2,100,997  $41,724,754  $52,459,288
                                         ===========  ===========  ===========

The accompanying notes are an integral part of the consolidated financial statements.

                               VOYAGER.NET, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  Three Months Ended
                               Years Ended December 31,                March 31,
                          ------------------------------------  ------------------------
                             1996         1997        1998         1998         1999
                                                                      (unaudited)
Revenue:
 Internet access
  service...............  $ 1,707,499  $3,440,212  $10,588,963  $ 1,131,774  $ 8,405,202
 Other..................           --      14,063      133,199        3,470      114,024
                          -----------  ----------  -----------  -----------  -----------
Total revenue...........    1,707,499   3,454,275   10,722,162    1,135,244    8,519,226
                          -----------  ----------  -----------  -----------  -----------
Operating expenses:
 Internet access service
  costs.................    1,002,431   1,318,163    3,607,665      370,353    2,789,676
 Sales and marketing....      638,446   1,038,459    1,987,113      180,582      969,031
 General and
  administrative........    1,154,815   1,461,720    3,405,870      355,438    2,463,200
 Depreciation and
  amortization..........      420,315     394,385    3,862,041      126,005    3,526,824
 Compensation charge for
  issuance of common
  stock and stock
  options...............           --          --    4,218,407           --    1,465,000
                          -----------  ----------  -----------  -----------  -----------
Total operating ex-
 penses.................    3,216,007   4,212,727   17,081,096    1,032,378   11,213,731
                          -----------  ----------  -----------  -----------  -----------
Income (loss) from oper-
 ations before other
 income (expense).......   (1,508,508)   (758,452)  (6,358,934)     102,866   (2,694,505)
Other income (expense):
 Interest income........       17,298      11,312       30,987        5,792       26,773
 Interest expense.......       (7,010)    (72,932)    (942,766)     (44,833)    (798,286)
                          -----------  ----------  -----------  -----------  -----------
Total other income (ex-
 pense).................       10,288     (61,620)    (911,779)     (39,041)    (771,513)
                          -----------  ----------  -----------  -----------  -----------
Net income (loss).......   (1,498,220)   (820,072)  (7,270,713)      63,825   (3,466,018)
Preferred stock divi-
 dends..................           --     (73,456)    (348,494)     (50,000)    (165,496)
                          -----------  ----------  -----------  -----------  -----------
Net income (loss) appli-
 cable to common
 stockholders...........  $(1,498,220) $ (893,528) $(7,619,207) $    13,825  $(3,631,514)
                          ===========  ==========  ===========  ===========  ===========
Per Share Data:
Basic and diluted net
 loss per share applica-
 ble to common stock-
 holders................  $     (0.28) $    (0.10) $     (0.43) $      0.00  $     (0.16)
                          ===========  ==========  ===========  ===========  ===========
Weighted average common
 shares outstanding:
Basic and diluted.......    5,351,840   8,878,498   17,655,484   14,998,673   22,987,865
                          ===========  ==========  ===========  ===========  ===========


The accompanying notes are an integral part of the consolidated financial statements.

                               VOYAGER.NET, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                      Receivable
                                                                          For                                     Total
                    Preferred Stock    Common Stock      Additional    Preferred                              Stockholders'
                   ----------------- ------------------    Paid-in    and Common     Deferred   Accumulated      Equity
                   Shares   Amount     Shares    Amount    Capital       Stock     Compensation   Deficit       (Deficit)
Balance at
January 1, 1996..  20,000 $2,000,000  5,351,840  $  432  $    44,374                            $   (695,076)  $ 1,349,730
Net loss.........      --         --         --      --           --                              (1,498,220)   (1,498,220)
                   ------ ---------- ----------  ------  -----------                            ------------   -----------
 Balance at
 December 31,
 1996............  20,000  2,000,000  5,351,840     432       44,374                              (2,193,296)     (148,490)
Redemption of
common stock.....      --         -- (2,341,120)   (189)     (44,374)                                (30,437)      (75,000)
Issuance of
common stock.....      --         -- 11,862,235     957        3,292                                      --         4,249
Issuance of
preferred stock..   5,000    500,000         --      --           --                                      --       500,000
Net loss.........      --         --         --      --           --                                (820,072)     (820,072)
                   ------ ---------- ----------  ------  -----------                            ------------   -----------
 Balance at
 December 31,
 1997............  25,000  2,500,000 14,872,955   1,200        3,292                              (3,043,805)     (539,313)
Conversion of
notes payable to
preferred stock
and
issuance of pre-
ferred and common
stock............  40,324  4,032,419    446,400      36          144  $  (666,700)                        --     3,365,899
Issuance of
preferred and
common stock.....  15,000  1,500,000  4,664,953     376        1,505           --                         --     1,501,881
Conversion of
preferred
dividends to
preferred stock..   2,424    242,400         --      --           --           --                   (242,400)           --
Issuance of
common stock and
options..........      --         --  2,232,000     180    3,209,807           --                         --     3,209,987
Deferred
compensation.....      --         --         --      --           --           --   $1,008,420            --     1,008,420
Net loss.........      --         --         --      --           --           --           --    (7,270,713)   (7,270,713)
                   ------ ---------- ----------  ------  -----------  -----------   ----------  ------------   -----------
 Balance at
 December 31,
 1998............  82,748  8,274,819 22,216,308   1,792    3,214,748     (666,700)   1,008,420   (10,556,918)    1,276,161
Issuance of
common stock.....                     1,240,000     100    7,354,900   (6,000,000)          --            --     1,355,000
Deferred
compensation ....      --         --         --      --           --           --      110,000            --       110,000
Net loss.........      --         --         --      --           --           --           --    (3,466,018)   (3,466,018)
                   ------ ---------- ----------  ------  -----------  -----------   ----------  ------------   -----------
 Balance at March
 31, 1999
 (unaudited).....  82,748 $8,274,819 23,456,308  $1,892  $10,569,648  $(6,666,700)  $1,118,420  $(14,022,936)  $  (724,857)
                   ====== ========== ==========  ======  ===========  ===========   ==========  ============   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                               VOYAGER.NET, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Three Months Ended
                               Years Ended December 31,                March 31,
                          -------------------------------------  -----------------------
                             1996         1997         1998        1998         1999
                                                                      (unaudited)
Cash flows from
 operating activities
 Net income (loss)......  $(1,498,220) $ (820,072) $ (7,270,713) $  63,825  $ (3,466,018)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization..........      420,315     394,385     3,862,041    126,005     3,526,824
 (Gain) loss on sale of
  equipment.............           --      (7,071)        5,952         --            --
 Compensation charge for
  issuance of common
  stock shares and
  options...............           --          --     4,218,407         --     1,465,000
 Changes in assets and
  liabilities excluding
  effects of business
  combinations:
  Accounts receivable...     (131,048)    (28,199)     (513,909)     9,815      (475,909)
  Prepaids and other
   assets...............       48,842     (24,251)     (104,990)   (83,400)      (47,308)
  Accounts payable......      188,898    (237,551)      512,591     36,944       961,421
  Accrued expenses......       92,675     137,486       831,577     10,452       302,869
  Deferred revenue......        1,902     187,203     1,160,698     97,005     1,165,556
                          -----------  ----------  ------------  ---------  ------------
Net cash provided by
 (used in) operating
 activities.............     (876,636)   (398,070)    2,701,654    260,646     3,432,435
Cash flows from
 investing activities
 Business acquisition
  costs, net of cash
  acquired..............           --          --   (32,850,289)        --    (9,371,427)
 Purchase of property
  and equipment.........     (759,119)   (661,312)   (1,514,323)  (170,840)   (1,320,563)
 Proceeds from the sale
  of equipment..........           --      87,282        28,248         --            --
                          -----------  ----------  ------------  ---------  ------------
Net cash used in invest-
 ing activities.........     (759,119)   (574,030)  (34,336,364)  (170,840)  (10,691,990)
Cash flows from
 financing activities
 Payments on capital
  leases................      (20,373)    (54,216)      (54,565)   (15,938)      (64,219)
 Advances from related
  party.................      603,806   1,127,777         4,047      4,047            --
 Payment to related
  party.................           --     (15,000)      (25,521)        --            --
 Payment of bank
  financing fees........           --          --    (1,325,530)        --            --
 Proceeds from issuance
  of debt...............           --          --    30,000,000         --     9,400,000
 Proceeds from notes
  payable issuance......           --          --     2,800,000         --            --
 Proceeds from common
  stock issuance........           --       4,249         2,061         --            --
 Proceeds from preferred
  stock issuance........           --     500,000     2,065,719         --            --
 Redemption of common
  stock.................           --     (75,000)           --         --            --
                          -----------  ----------  ------------  ---------  ------------
Net cash provided by fi-
 nancing activities.....      583,433   1,487,810    33,466,211    (11,891)    9,335,781
                          -----------  ----------  ------------  ---------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............   (1,052,322)    515,710     1,831,501     77,915     2,076,226
Cash and cash
 equivalents at
 beginning of period....    1,055,403       3,081       518,791    518,791     2,350,292
                          -----------  ----------  ------------  ---------  ------------
Cash and cash
 equivalents at end of
 period.................  $     3,081  $  518,791  $  2,350,292  $ 596,706  $  4,426,518
                          ===========  ==========  ============  =========  ============

The accompanying notes are an integral part of the consolidated financial statements.

                               VOYAGER.NET, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Organization and Basis of Presentation

   Voyager.net, Inc. (the "Company") owns 100% of Voyager Information Networks, Inc., which was incorporated in the State of Michigan in 1994. Voyager.net was incorporated in 1998 in the State of Delaware under the name Voyager Holdings, Inc. The Company's name was changed to Voyager.net, Inc. on April 29, 1999. The Company provides full service access to the Internet for corporate and residential users in Michigan, Illinois, Indiana, Minnesota, Ohio and Wisconsin.

Revenue Recognition

   The Company recognizes revenue for dial-up Internet access services, dedicated Internet access services and value-added Web services when the services are provided. Dial-up and dedicated Internet access service plans range from one month to one year. Value-added Web services are sold on a monthly basis. Advance collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

Cash Equivalents

   The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Property and Equipment

   Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Equipment acquired under capital leases is depreciated over the related lease terms or the estimated productive useful lives, depending on the criteria met in determining the qualification as a capital lease. Costs of repair and maintenance are charged to expense as incurred.

Intangible Assets

   Intangible assets consist primarily of the cost of the acquired customer base. The acquired customer base is amortized using the straight-line method over 3 years based on the estimated customer churn rate. Bank financing fees, included in intangible assets, are being amortized on a straight-line basis over the term of the related debt. Other intangible assets are amortized over a 10 year period. Impairments, if any, are measured based upon discounted cash flow analyses and are recognized in operating results in the period in which the impairment in value is determined.

Advertising Costs

   Advertising costs are expensed as incurred. Advertising expense of approximately $151,000, $372,000 and $185,000 was charged to operations in 1996, 1997 and 1998, respectively.

                               VOYAGER.NET, INC.

Financial Instruments

   The Company's financial instruments, as defined by SFAS No. 107 Disclosures About Fair Value of Financial Instruments, consist of cash, notes payable and long-term debt. The Company's estimate of the fair value of these financial instruments approximates their carrying amounts at December 31, 1997 and 1998.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

   A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial and tax accounting.

Interim Financial Information

   The consolidated financial statements of the Company as of March 31, 1999 and for the three months ended March 31, 1999 and 1998 are unaudited. All adjustments (consisting only of normal recurring adjustments) have been made, which in the opinion of management, are necessary for a fair presentation. Results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999 or for any other future period.

2. Business Combinations:

   In 1998, the Company acquired certain assets used in connection with the Internet access service business of seven entities as described below:

      July 1, 1998, the Company purchased assets from CDL Corp. for approximately $69,000, of which approximately $55,500 was remitted to CDL Corp. and the remainder was deposited in an escrow account. Approximately $68,000 was allocated to the acquired customer base cost as a result of this transaction.

      July 1, 1998, the Company purchased assets from Internet-Michigan, Inc. for approximately $203,000. Approximately $202,000 was allocated to the acquired customer base cost as a result of this transaction.

      July 31, 1998, the Company purchased assets from Freeway, Inc. for approximately $3,991,000, of which approximately $3,586,000 was remitted to Freeway, Inc. and the remainder was deposited in an escrow account. Approximately $3,074,000 was allocated to the acquired customer base cost as a result of this transaction.

                               VOYAGER.NET, INC.

      September 23, 1998, the Company purchased assets from EXEC-PC, Inc. for approximately $23,983,000, of which $22,733,000 was paid to EXEC-PC, Inc., including approximately $3,827,000 for payment of certain liabilities with the remainder deposited in an escrow account. Approximately $21,992,000 was allocated to the acquired customer base cost as a result of this transaction.

      October 2, 1998, the Company purchased assets from Netimation, Inc. for approximately $258,000 of which $233,000 was remitted to Netimation, Inc., including approximately $6,000 for payment of certain liabilities with the remainder deposited in an escrow account. Approximately $260,000 was allocated to the acquired customer base cost as a result of this transaction.

      October 2, 1998, the Company purchased assets from NetLink Systems, L.L.C. for approximately $3,363,000, of which approximately $3,003,000 was remitted to NetLink Systems, L.L.C. and the remainder was deposited in an escrow account. Approximately $3,197,000 was allocated to the acquired customer base cost as a result of this transaction.

      November 20, 1998, the Company purchased assets from Add, Inc. for approximately $41,000, of which approximately $6,800 was remitted to Add, Inc. and the remainder is payable over five months. Approximately $6,000 was allocated to the acquired customer base cost as a result of this transaction.

   The above acquisitions were accounted for as purchases and, accordingly, the purchase prices were allocated to assets acquired and liabilities assumed based upon their estimated fair values at the dates of acquisition. For each individual acquisition listed above, the amounts allocated to the acquired customer base excludes broker commissions and legal fees aggregating $1,235,000. Such amounts have been added to the total customer base being amortized over three years. For those businesses acquired, the results of operations are included in the Company's consolidated statement of operations from the dates of acquisitions.

   The unaudited pro forma combined historical results, as if the Freeway, Inc., EXEC-PC, Inc. and NetLink Systems, L.L.C. had been acquired at the beginning of fiscal 1997 and 1998, respectively, are included in the table below. The pro forma combined historical results for CDL Corp., Internet-Michigan, Inc., Netimation, Inc. and Add, Inc. were not deemed to be material and are not included for 1997 and 1998. Additionally, the unaudited pro forma combined historical results of Hoosier On-Line Services, Inc., Infinite Systems, Ltd., and Exchange Network Services, Inc. are included in the three months ended March 31, 1999 as if they had been acquired January 1, 1999. The unaudited pro forma combined historical results of GDR Enterprises, Inc., which was acquired on May 7, 1999, are included for the year ended December 31, 1998 and for the three months ended March 31, 1999 as if it had been acquired on January 1, 1998.

                               VOYAGER.NET, INC.

                                         (in thousands except per share data)
                                                                    Three Months
                                        Years Ended December 31,       Ended
                                        --------------------------   March 31,
                                            1997          1998          1999
                                               (unaudited)          (unaudited)
   Revenue............................. $     14,120  $     25,743    $10,510
   Net loss............................ $    (12,590) $    (18,268)   $(4,294)
   Basic loss per share................ $      (1.43) $      (1.05)   $ (0.19)

   The pro forma results above include amortization of intangibles and interest expense on debt assumed issued to finance the acquisitions. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

3. Property and Equipment:

   Cost of property and equipment and depreciable lives are summarized as follows:

                                                      Depreciable
                                 1997        1998     Life-Years
   Computer equipment........ $1,551,099  $8,461,789        5
   Office equipment..........     25,052     230,009        7
   Furniture and fixtures....     76,238      96,559      5-7
   Software..................    157,260     389,863      3-5
   Equipment acquired under
    capital lease............    251,355   1,178,525        5
   Vehicles..................         --      32,807        5
   Building improvements.....         --     860,526     7-10
                              ----------  ----------
                               2,061,004  11,250,078
    Less accumulated
     depreciation............   (804,251) (1,721,706)
                              ----------  ----------
     Property and equipment,
      net.................... $1,256,753  $9,528,372
                              ==========  ==========

   Depreciation expense of approximately $238,000, $393,000 and $842,000 was charged to operations in 1996, 1997 and 1998, respectively.

4. Intangible Assets:

   Intangible assets consist of the following:

                                            Years Ended December   Three Months
                                                    31,               Ended
                                            ---------------------   March 31,
                                              1997       1998          1999
                                                                   (unaudited)
   Acquired customer base.................. $ 25,775  $30,127,837  $37,897,134
   Bank financing fees.....................       --    1,348,182    1,348,182
   Other...................................  108,124      237,658      286,980
                                            --------  -----------  -----------
                                             133,899   31,713,677   39,532,296
   Less accumulated amortization...........  (30,370)  (2,972,027)  (5,680,158)
                                            --------  -----------  -----------
   Intangible assets, net.................. $103,529  $28,741,650  $33,852,138
                                            ========  ===========  ===========

                               VOYAGER.NET, INC.

5. Capital Leases:

   The Company leases computer equipment under capital leases expiring in various years through the year 2002. The assets under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The net book value of these assets as of December 31, 1998 is $982,822. Depreciation of assets under capital leases is included in depreciation expense.

   Future minimum lease payments under capital leases as of December 31, 1998 are as follows:

   1999............................................................. $  395,315
   2000.............................................................    380,723
   2001.............................................................    349,608
   2002.............................................................    123,907
                                                                     ----------
   Total minimum lease payments.....................................  1,249,553
   Less amount representing interest................................   (194,378)
                                                                     ----------
   Present value of net minimum lease payments...................... $1,055,175
                                                                     ==========

6. Related Party Transactions:

   The notes payable, related party, represent principal and interest payable on demand to Horizon Cable I Limited Partnership, an entity under common management. Interest on the notes is at rates of 10.5 percent in 1997 and of
8.0 and 8.5 percent in 1998. Interest has not been paid through December 31, 1998 on these notes.

   On July 31, 1998, the Company's majority stockholder issued $2,800,000 in notes payable at interest of 8 percent per annum. These notes, along with $32,526 of accrued interest and cash in the amount of $533,333, were converted into 33,657 shares of preferred stock for $100 per share and 446,400 shares of common stock for $1,881.

7. Other Liabilities:

   Other liabilities consist of the following:

                                                                1997     1998
   Accrued payroll and related expenses...................... $ 94,129 $272,654
   Accrued expenses..........................................       --  465,732
   Other.....................................................   71,650  117,341
                                                              -------- --------
                                                              $165,779 $855,727
                                                              ======== ========

8. Debt:

   In 1998, the Company entered into a $40,000,000 revolving credit facility with a bank group which matures September 30, 2004. At December 31, 1998, $30,000,000 was outstanding under the credit facility. Interest is payable quarterly beginning December 31, 1998 through maturity. The revolving credit facility agreement allows the Company to

                               VOYAGER.NET, INC.

elect an interest rate as of any borrowing date based on either the (1) prime rate, or (2) LIBOR, plus a margin ranging from 1.5% to 3.5% depending upon funded debt to EBITDA. The elected rate as of December 31, 1998 is approximately 8.5%. Commitment fees on the unused credit facility are 0.5%. Automatic and permanent reductions of the maximum commitments begin September 30, 2000 and continue until maturity. Based on the balance as of December 31, 1998, the scheduled permanent reductions of long-term debt are as follows:

        Year
        1999.................................. $        --
        2000..................................   1,000,000
        2001..................................   4,000,000
        2002..................................   8,000,000
        2003..................................  12,000,000
        Thereafter............................   5,000,000
                                               -----------
                                               $30,000,000
                                               ===========

   The revolving credit facility is collateralized by all of the Company's tangible and intangible personal property and fixtures as well as substantially all of the issued and outstanding equity securities of the Company.

   The revolving credit facility is subject to an agreement that contains, among other provisions, certain financial covenants. These financial covenants include maintenance of a minimum fixed charges ratio, a total interest coverage ratio, and a leverage ratio.

Additional Financing (Unaudited)

   On April 13, 1999, the Company increased its revolving available credit facility with its bank group to $70,000,000. The credit facility matures on March 31, 2005.

9. Income Taxes:

   The Company's effective tax rate varies from the statutory rate as follows:

                                                                   1997   1998
   Statutory rate.................................................  35.0%  35.0%
   Effect of graduated tax rate...................................  (1.0)  (1.0)
   Change in valuation allowance.................................. (34.0) (34.0)
                                                                   -----  -----
                                                                     0.0%   0.0%
                                                                   =====  =====

   Based on the Company's current financial status, realization of the Company's deferred tax assets does not meet the "more likely than not" criteria under SFAS No. 109 and accordingly a valuation allowance for the entire deferred tax asset amount has been recorded. The components of the net deferred tax asset (liability) and the related valuation allowance are as follows:

                               VOYAGER.NET, INC.

                                                          1997         1998
   Net operating loss carryforward.................... $ 1,055,000  $ 2,750,000
   Intangible assets..................................          --      755,000
   Other..............................................      18,000       13,000
                                                       -----------  -----------
   Deferred tax assets................................   1,073,000    3,518,000
                                                       -----------  -----------
   Valuation allowance................................  (1,073,000)  (3,518,000)
                                                       -----------  -----------
   Net deferred tax assets............................ $        --  $        --
                                                       ===========  ===========

   Deferred tax assets, primarily attributable to net operating loss ("NOL") carryforwards, expiring in years 2013 through 2018, totaled $3,102,000 and $8,100,000 at December 31, 1997 and 1998, respectively.

10. Retirement Savings Plan:

   In 1997, the Company established a retirement savings 401(k) plan for all employees. The Company can make discretionary matching contributions to the plan. Contributions to the plan totaled $7,300 and $14,789 in 1997 and 1998, respectively.

11. Equity Transactions:

   On September 23, 1998, the Company issued 33,657 shares of preferred stock at $100 per share and 446,400 shares of common stock in exchange for $2,800,000 notes payable to its majority stockholders along with $32,566 in accrued interest and $533,513 in cash. Also, the Company agreed to the sale of 6,667 shares of preferred stock at $100 per share to certain investors for which payment on such shares in the amount of $666,700 is due by May 7, 1999. If payment is not received for such shares, the majority stockholder has the option to purchase these shares. Also on September 23, 1998, the Company converted accumulated preferred stock dividends in the amount of $242,400 through September 23, 1998 into 2,424 shares of preferred stock at $100 per share.

   On July 6, 1998, the Board of Directors authorized a 20-for-1 stock split on the common stock, and on August 22, 1997, the Board of Directors authorized a 100-for-1 stock split on the common stock. The stock splits were applied retroactively and, accordingly, all share data has been restated to reflect these splits.

   In the event of liquidation of the Company, the holders of outstanding Series A Preferred Stock shall be entitled to receive a distribution of $100 per share plus all accumulated and unpaid dividends. Dividends accumulated and unpaid related to the preferred stock as of December 31, 1998 were approximately $180,000.

Additional Equity Transactions (Unaudited):

   On January 11, 1999, the Company issued to members of management 1,240,000 shares of common stock at $4.84 per share in exchange for promissory notes payable in the aggregate amount of $6,000,000 which notes are due January 11, 2003 and have an interest rate of 5% per annum compounded annually. The per share price was based on an appraisal performed by an independent valuation firm.

                               VOYAGER.NET, INC.

12. Stock-Based Compensation Plan:

   During the year, the 1998 Stock Option and Incentive Plan the ("Plan") was established. The Plan provides for the ability to issue Stock Options (either Incentive Stock Options or Non-Qualified Stock Options), Stock Appreciation Rights, Restricted Stock Awards, Deferred Stock Awards, Unrestricted Stock Awards, Performance Share Awards and Dividend Equivalent Rights. As of December 31, 1998, there were 4,816,160 shares of common stock authorized for issuance under the Plan. At December 31, 1998, 1,815,360 shares are available for issuance under the Plan.

   The Plan provides for the granting of options to officers, employees, consultants, members of the Board of Directors and other key persons for purchase of the Company's common shares. The Plan is administered by the Board of Directors. No option can be for a term of more than ten years from the grant date. The option price and the vesting provisions are determined by the Board of Directors at the time of the grant.

   Stock option activity under the Plan during the year ended December 31, 1998 is as follows:

                                                                       Weighted-
                                                               Number   Average
                                                                 Of    Exercise
                                                               Options   Price
   Outstanding at December 31, 1997...........................      --      --
   Granted.................................................... 768,800  $.0004
   Exercised, forfeited and expired...........................      --      --
                                                               -------  ------
   Outstanding at December 31, 1998........................... 768,800  $.0004
                                                               =======  ======
   Exercisable at December 31, 1998........................... 582,800  $.0004
                                                               =======  ======

   The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock and stock options issued to employees. During 1998, the Company granted 768,800 options to purchase common stock to certain members of management. At the grant date, 582,800 options were fully vested; the remaining 186,000 options become fully vested on January 15, 1999. The weighted-average remaining contractual life of the options outstanding at December 31, 1998 is in approximately 10 years. On September 23, 1998, the Company issued 2,232,000 shares of restricted common stock to certain members of management for a nominal amount; 496,000 of which are subject to certain vesting provisions through October 2002. The weighted average fair value at issuance for the restricted common stock and options were $1.77 per share. Accordingly, the Company recorded compensation expense of $4,218,407 for the year ended December 31, 1998. Deferred compensation as of December 31, 1998 was $1,008,420.

   Under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Under

                               VOYAGER.NET, INC.

SFAS 123, the Company's net loss and loss per share for the year ended December 31, 1998, would have been adjusted to the pro forma amounts indicated in the following table:

        Net loss applicable to common
         stockholders:
         As reported......................... $(7,619,207)
         Pro forma........................... $(8,737,394)
        Loss per share:
         As reported:
          Basic and diluted.................. $      0.43
         Pro forma:
          Basic and diluted.................. $      0.49

   The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free rate of 4.6 percent; no expected dividend; expected life of 4 years and volatility assumption of 75%.

13. Earnings Per Share:

   The following table sets forth the computation of basic and diluted earnings per share:

                                                                 Three Months Ended
                              Years Ended December 31,                March 31,
                         ------------------------------------  ------------------------
                            1996         1997        1998         1998         1999
Net income (loss)....... $(1,498,220) $ (820,072) $(7,270,713) $    63,825  $(3,466,018)
Less: Preferred stock
 dividends..............          --     (73,456)    (348,494)     (50,000)    (165,496)
                         -----------  ----------  -----------  -----------  -----------
Net income (loss)
 applicable to common
 stockholders...........  (1,498,220)   (893,528)  (7,619,207)      13,825   (3,631,514)
                         -----------  ----------  -----------  -----------  -----------
Basic weighted average
 shares.................   5,351,840   8,878,498   17,655,484   14,998,673   22,987,865
                         -----------  ----------  -----------  -----------  -----------
Basic loss per share.... $      (.28) $     (.10) $      (.43) $        --  $      (.16)
                         ===========  ==========  ===========  ===========  ===========

The impact of dilutive shares is not significant.

                               VOYAGER.NET, INC.

14. Supplemental Disclosure of Cash Flow Information:

   The following is the supplemental cash flow information for all periods presented:

                                                            Three Months Ended
                                Years Ended December 31,         March 31,
                              ----------------------------  -------------------
                               1996    1997       1998       1998      1999
                                                                (unaudited)
   Cash paid during the
    period for interest.....  $7,010 $  7,604 $    632,027  $59,981 $ 1,097,716
   Noncash financing and
    investing activities:
    In connection with the
     acquisitions described
     in Notes 2 and 17, lia-
     bilities were assumed
     as follows:
    Fair value of assets
     acquired...............                  $ 37,890,628          $ 9,967,818
    Business acquisition
     costs, net of cash
     acquired...............                   (32,850,289)          (9,371,427)
                                              ------------          -----------
   Liabilities assumed......                  $  5,040,339          $   596,391
                                              ============          ===========
   Acquisition of equipment
    through capital lease...      -- $159,974 $    951,117       -- $   373,534
   Conversion of note pay-
    able and accumulated
    dividends to preferred
    stock...................      --       -- $  3,042,400       --          --
   Issuance of compensatory
    common stock and
    options.................      --       -- $  4,218,407       --   1,465,000
   Issuance of common stock
    in exchange for
    promissory notes........      --       --           --       -- $ 6,000,000

15. Commitments and Contingencies:

   The Company leases office facilities under operating lease agreements that expire in the years 2000, 2006 and 2007. The following is a schedule of future minimum rental payments under these leases:

        1999................................... $  318,390
        2000...................................    236,052
        2001...................................    212,715
        2002...................................    219,106
        2003...................................    225,681
        Thereafter.............................  1,101,424
                                                ----------
                                                $2,313,368
                                                ==========

   In addition to these office leases, the Company also leases point of presence locations under lease terms of less than one year.

   Rent expense under all operating leases of approximately $52,000, $103,000 and $190,000 was charged to operations in 1996, 1997 and 1998, respectively.

16. Segment Reporting:

   In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which requires certain information to be reported about operating segments consistent with management's internal view of the Company.

   The Company has a single operating segment, Internet access services. The Company has no organizational structure dictated by product lines, geography or customer type.

                               VOYAGER.NET, INC.

Sales are derived from one service line, Internet access service, and are residential and business customers in the Midwestern United States. The Company evaluates performance based on profit or loss from operations before interest, income taxes, depreciation and amortization.

17. Subsequent Events:

Acquisitions:

   On January 15, 1999, the Company purchased assets of Hoosier On-Line Systems, Inc. for approximately $2,347,000, of which approximately $2,197,000 was remitted to Hoosier On-Line Systems, Inc. and the remainder was deposited in an escrow account. Approximately $2,030,000 was allocated to the acquired customer base cost as a result of this transaction.

   On February 24, 1999, the Company purchased assets of Infinite Systems, Ltd. for approximately $3,100,000, of which approximately $2,766,000 was remitted to Infinite Systems, Ltd. and the remainder was deposited in an escrow account. Approximately $2,538,000 was allocated to the acquired customer base cost as a result of this transaction.

   On March 10, 1999, the Company purchased assets of Exchange Network Services, Inc. for approximately $3,250,000, of which approximately $3,005,000 was remitted to Exchange Network Services, Inc. and the remainder was deposited in an escrow account. Approximately $2,803,000 was allocated to the acquired customer base cost as a result of this transaction.

   On April 23, 1999, the Company acquired certain subscribers of StarNet, Inc. for approximately $1,835,000, of which $1,635,000 was remitted to StarNet, Inc. and the remainder was deposited in an escrow account. Approximately $2,000,000 was allocated to the acquired customer base cost as a result of this transaction.

   On May 7, 1999, the Company purchased the stock of GDR Enterprises, Inc. for approximately $9,075,000, of which approximately $8,275,000 was remitted to GDR Enterprises, Inc. and the remainder was deposited in an escrow account. Approximately $9,018,000 was allocated to the acquired customer base cost as a result of the transaction.

   On June 4, 1999, the Company purchased assets of Edgeware, Inc., d/b/a PCLink.com, for approximately $1.9 million.

   On June 17, 1999, the Company purchased assets of Core Digital
Communications, Inc. for approximately $1.3 million.

   On June 25, 1999, the Company acquired the assets of American Information Services, Inc. for approximately $1.3 million.

Stock Split:

   On June 24, 1999, the Board of Directors declared a 1.24 for 1 stock split on the common stock concurrent with the effectiveness of this offering. All references to the

                               VOYAGER.NET, INC.

number of common shares and per share amounts in the consolidated financial statements and related footnotes have been restated to reflect the effect of the stock split for all periods presented.

Employee Stock Option Plan and Loan (Unaudited):

   Concurrent with the Company's initial public offering of securities, the Company anticipates that it will grant to employees options to purchase common stock under its stock option plan. Options will be granted at the initial public offering price and will be granted based on a formula of years of service, level of compensation and other factors.

   On May 3, 1999, the Company received $666,700 for its preferred stock subscription.

   On June 10, 1999, the Board of Directors authorized a loan in the amount of $5,000,000 to Mr. Torto, Chief Executive Officer, payable over four years at interest of 5 percent per year compounded annually.

                               VOYAGER.NET, INC.

       PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

   During the period from July 1, 1998 through December 31, 1998, Voyager.net (the "Company") completed seven business acquisitions and from January 1, 1999 through June 17, 1999 Voyager.net completed an additional seven business acquisitions as follows:

         Company                                Date
         -------                              --------
         CDL Corp.                              7/1/98
         Internet-Michigan, Inc.                7/1/98
         Freeway, Inc.                         7/31/98
         EXEC-PC, Inc.                         9/23/98
         Netimation, Inc.                      10/2/98
         NetLink Systems, L.L.C.               10/2/98
         Add, Inc.                            11/20/98
         Hoosier On-Line Systems, Inc.         1/15/99
         Infinite Systems, Ltd.                2/24/99
         Exchange Network Services, Inc.       3/10/99
         StarNet, Inc.                         4/23/99
         GDR Enterprises, Inc.                  5/7/99
         PCLink.com                             6/4/99
         Core Digital Communications, Inc.     6/17/99
         American Information Services, Inc.   6/25/99

   These acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase prices were allocated to assets acquired and liabilities assumed based upon their estimated fair values at the dates of acquisitions.

   Condensed pro forma financial statements are required for the companies and the periods presented herein and include Freeway, Inc., EXEC-PC, Inc., NetLink Systems L.L.C., and GDR Enterprises, Inc. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 assumes, that for the acquired entities presented, that the acquisitions in 1998 and 1999 had occurred on January 1, 1998. The unaudited pro forma condensed consolidated balance sheet as of March 31, 1999 assumes that the acquisition of GDR Enterprises, Inc. that occurred on May 7, 1999 had occurred as of March 31, 1999. The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of the results of operations that would actually have occurred if the transactions had been consummated as of January 1, 1998 and is not intended to indicate the expected results for any future period. Also, the unaudited pro forma condensed consolidated balance sheet at March 31, 1999 is not intended to present the financial position as of March 31, 1999. These statements should be read in conjunction with the historical consolidated financial statements and related notes of Voyager.net, and certain acquired businesses, included herein.

                               VOYAGER.NET, INC.

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                      For the year ended December 31, 1998

                                                   Pre-acquisition Results
                                        -----------------------------------------------
                                                                NetLink        GDR
                          Voyager.net,   Freeway,   ExecPC,     Systems,   Enterprises,
                              Inc.         Inc.       Inc.       L.L.C.        Inc.     Adjustments      Total
Revenue:
 Internet access
  service...............  $10,588,963   $1,049,380 $8,652,989  $1,441,020   $3,860,368                $ 25,592,720
 Other..................      133,199          --      15,855       1,080          --                      150,134
                          -----------   ---------- ----------  ----------   ----------                ------------
  Total revenue.........   10,722,162    1,049,380  8,668,844   1,442,100    3,860,368                  25,742,854
                          -----------   ---------- ----------  ----------   ----------                ------------
Internet access service
 costs..................    3,607,665      411,816  3,493,066     853,582    1,253,554                   9,619,683
Sales and marketing.....    1,987,113      155,947    574,078      69,645      136,221                   2,923,004
General and
 administrative.........    3,405,870      286,498  1,773,757     364,591    1,739,115                   7,569,831
Depreciation and
 amortization...........    3,862,041       56,744  1,151,960      73,808      651,771  $ 10,265,389    16,061,713
Compensation charge for
 issuance of common
 stock and options......    4,218,407          --         --          --           --                    4,218,407
                          -----------   ---------- ----------  ----------   ----------  ------------  ------------
Total operating
 expenses...............   17,081,096      911,005  6,992,861   1,361,626    3,780,661    10,265,389    40,392,638
                          -----------   ---------- ----------  ----------   ----------  ------------  ------------
Total operating income
 (loss).................   (6,358,934)     138,375  1,675,983      80,474       79,707   (10,265,389)  (14,649,784)
Other income (expense)..     (911,779)                (41,626)    (12,073)     (41,719)   (2,610,432)   (3,617,629)
                          -----------   ---------- ----------  ----------   ----------  ------------  ------------
Net income (loss).......   (7,270,713)     138,375  1,634,357      68,401       37,988   (12,875,821)  (18,267,413)
Preferred stock
 dividends..............     (348,494)         --         --          --           --                     (348,494)
                          -----------   ---------- ----------  ----------   ----------  ------------  ------------
Net income (loss)
 applicable to common
 stockholders...........  $(7,619,207)  $  138,375 $1,634,357  $   68,401   $   37,988  $(12,875,821) $(18,615,907)
                          ===========   ========== ==========  ==========   ==========  ============  ============
Basic and diluted
 earnings per share.....  $     (0.43)                                                                $      (1.05)
                          ===========                                                                 ============
Basic weighted average
 shares (in thousands)..   17,655,484                                                                   17,655,484
                          ===========                                                                 ============

                               VOYAGER.NET, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                   For the three months ended March 31, 1999

                                        Pre-acquisition
                                            Results
                                        ----------------
                          Voyager.net,  GDR Enterprises,
                              Inc.            Inc.       Adjustments    Total
Revenue:
  Internet access
   service..............  $ 8,405,202      $1,141,331                $ 9,546,533
  Other.................      114,024              --                    114,024
                          -----------      ----------                -----------
    Total revenue.......    8,519,226       1,141,331                  9,660,557
                          -----------      ----------                -----------
Internet access service
 costs..................    2,789,676         318,029                  3,107,705
Sales and marketing.....      969,031          83,782                  1,052,813
General and
 administrative.........    2,463,200         353,138                  2,816,338
Depreciation and
 amortization...........    3,526,824         228,864     $ 751,508    4,507,196
Compenstion charge for
 issuance of common
 stock and options......    1,465,000              --                  1,465,000
                          -----------      ----------     ---------  -----------
Total operating
 expenses...............   11,213,731         983,813       751,508   12,949,052
                          -----------      ----------     ---------  -----------
Total operating income
 (loss).................   (2,694,505)        157,518      (751,508)  (3,288,495)
Other income (expense)..     (771,513)        (44,684)     (195,500)  (1,011,697)
                          -----------      ----------     ---------  -----------
Net income (loss).......   (3,466,018)        112,834      (947,008)  (4,300,192)
Preferred stock
 dividends..............     (165,496)             --                   (165,496)
                          -----------      ----------     ---------  -----------
Net income (loss)
 applicable to common
 stockholders...........  $(3,631,514)     $  112,834     $(947,008) $(4,465,688)
                          ===========      ==========     =========  ===========
Basic and diluted
 earnings per share.....  $     (0.16)                               $     (0.19)
                          ===========                                ===========
Basic and diluted
 weighted average shares
 (in thousands).........   22,987,865                                 22,987,865
                          ===========                                ===========

                               VOYAGER.NET, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                              As of March 31, 1999

                                        Pre-acquisition
                                            Results
                                        ----------------
                          Voyager.net,  GDR Enterprises,
                              Inc.            Inc.       Adjustments     Total
         Assets
Current Assets:
  Cash and cash
   equivalents..........  $ 4,426,518      $1,995,158    $ (720,200)  $ 5,701,476
  Accounts receivable,
   net..................    1,812,496              --                   1,812,496
  Prepaid and other
   assets...............      303,204              --                     303,204
                          -----------      ----------    ----------   -----------
    Total current
     assets.............    6,542,218       1,995,158      (720,200)    7,817,176
Property and equipment,
 net....................   12,064,932       1,278,068                  13,343,000
Note receivable, related
 party..................           --         169,422      (169,422)
Intangible assets, net..   33,852,138          31,235     8,266,593    42,149,966
                          -----------      ----------    ----------   -----------
    Total assets........  $52,459,288      $3,473,883    $7,376,971   $63,310,142
                          ===========      ==========    ==========   ===========
Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
  Notes payable and
   current portion of
   obligations under
   capital leases.......  $ 2,688,192      $  643,679    $ (643,679)  $ 2,688,192
  Accounts payable and
   other liabilities....    2,749,142         363,688                   3,112,830
  Deferred revenue......    7,373,988       1,874,555                   9,248,543
                          -----------      ----------    ----------   -----------
    Total current
     liabilities........   12,811,322       2,881,922      (643,679)   15,049,565
                          -----------      ----------    ----------   -----------
Long term debt and
 obligations under
 capital leases, less
 current portion........   40,372,823         245,943     8,954,057    49,572,823
Deferred revenue, less
 current portion........           --         185,396                     185,396
Stockholders' equity
 (deficit):
  Preferred Stock.......    8,274,819              --                   8,274,819
  Common stock and
   additional paid-in
   capital..............   10,571,540          50,500                  10,622,040
  Receivable for
   preferred and common
   stock................   (6,666,700)             --                  (6,666,700)
  Deferred compensation
   .....................    1,118,420              --                   1,118,420
  Retained earnings
   (deficit)............  (14,022,936)        110,122      (933,407)  (14,846,221)
                          -----------      ----------    ----------   -----------
    Total stockholders'
     equity (deficit)...     (724,857)        160,622      (933,407)   (1,497,642)
                          -----------      ----------    ----------   -----------
    Total liabilities
     and stockholders'
     equity.............  $52,459,288      $3,473,883    $7,376,971   $63,310,142
                          ===========      ==========    ==========   ===========

                               VOYAGER.NET, INC.

   NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A.Acquired customer bases for the required reported entities, in the amount of
    39.2 million are amortized over a three-year period beginning January 1, 1998 as if the acquisitions had occurred on that date. Additional amortization expense for the year ended December 31, 1998 of approximately $10.3 million would have been recorded if these acquisitions had occurred on January 1, 1998. The historical results of GDR Enterprises, Inc. are included for the three months ended March 31, 1999 and adjusted for approximately $750,000 of additional amortization expense.

B.Voyager.net utilized $30,000,000 of its revolving credit facility to complete the acquisitions in 1998. On April 13, 1999, the Company increased its revolving credit facility to $70,000,000. Additional interest expense on the related debt for the required reported entities would have been approximately $2.6 million and $196,000 for the year ended December 31, 1998 and March 31, 1999, respectively. The assumed interest rate was 8.5% for all periods presented.

C. The GDR Enterprises, Inc. note receivable, related party and obligations under capital leases were received and paid, respectively, at the date of acquisition. These transactions were treated as if received and paid, respectively, on March 31, 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the Stockholders of Voyager.net, Inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholder's (deficit) equity and cash flows, present fairly, in all material respects, the financial position of Freeway, Inc. (the "Company") at December 31, 1997 and at July 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and for the seven months ended July 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                               PricewaterhouseCoopers LLP

Grand Rapids, Michigan
April 28, 1999

                                 FREEWAY, INC.

                                 BALANCE SHEETS

                                                          December 31, July 31,
Assets                                                        1997       1998
Current assets:
 Cash and cash equivalents...............................   $    329   $  9,585
 Accounts receivable, less allowance for doubtful
  accounts of $11,000 and $35,000 in 1997 and 1998,
  respectively...........................................    194,216    212,134
 Prepaid and other assets................................        900      2,100
                                                            --------   --------
Total current assets.....................................    195,445    223,819
Computer equipment, net..................................    245,242    321,058
                                                            --------   --------
Total assets.............................................   $440,687   $544,877
                                                            ========   ========
Liabilities and Stockholders' Equity
Current liabilities:
 Cash overdraft..........................................   $ 24,956   $     --
 Accounts payable........................................     25,034     13,774
 Accrued payroll and related expenses....................     16,161     21,209
 Deferred revenue........................................     20,522     17,505
 Stockholder loans.......................................    190,965    190,965
                                                            --------   --------
Total current liabilities................................    277,638    243,453
Stockholders' equity:
 Common stock............................................      1,000      1,000
 Retained earnings.......................................    162,049    300,424
                                                            --------   --------
Total stockholders' equity...............................    163,049    301,424
                                                            --------   --------
Total liabilities and stockholders' equity...............   $440,687   $544,877
                                                            ========   ========


The accompanying notes are an integral part of the financial statements.

                                 FREEWAY, INC.

                              STATEMENTS OF INCOME

                                                                       Seven
                                                                       months
                                                         Year ended    ended
                                                        December 31,  July 31,
                                                            1997        1998
Revenue, Internet access service.......................  $1,163,019  $1,049,380
                                                         ----------  ----------
Operating expenses:
 Internet access service costs.........................     523,566     411,816
 Sales and marketing...................................     153,542     155,947
 General and administrative............................     302,435     286,498
 Depreciation and amortization.........................      75,982      56,744
                                                         ----------  ----------
Total operating expenses...............................   1,055,525     911,005
                                                         ----------  ----------
Income from operations before interest expense.........     107,494     138,375
                                                         ----------  ----------
Interest expense.......................................         630          --
                                                         ----------  ----------
Net income.............................................  $  106,864  $  138,375
                                                         ==========  ==========
Per share data:
Basic and diluted net income per share applicable to
 common
 stockholders..........................................  $   106.86  $   138.38
                                                         ==========  ==========
Weighted average common shares outstanding:
Basic and diluted......................................       1,000       1,000
                                                         ==========  ==========




The accompanying notes are an integral part of the financial statements.

                                 FREEWAY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Common Stock
                                                ------------- Retained
                                                Shares Amount Earnings  Total
Balances at January 1, 1997.................... 1,000  $1,000 $ 55,185 $ 56,185
 Net income....................................                106,864  106,864
                                                -----  ------ -------- --------
Balances at December 31, 1997.................. 1,000   1,000  162,049  163,049
 Net income....................................                138,375  138,375
                                                -----  ------ -------- --------
Balances at July 31, 1998...................... 1,000  $1,000 $300,424 $301,424
                                                =====  ====== ======== ========



The accompanying notes are an integral part of the financial statements.

                                 FREEWAY, INC.

                            STATEMENTS OF CASH FLOWS

                                                                       Seven
                                                                      Months
                                                         Year ended    ended
                                                        December 31, July 31,
                                                            1997       1998
Cash flows from operating activities
 Net income............................................  $ 106,864   $ 138,375
 Adjustments to reconcile net loss to net cash provided
  by operating activities:
  Depreciation and amortization........................     75,982      56,744
  Changes in assets and liabilities
   Accounts receivable.................................    (77,035)    (17,918)
   Prepaids and other assets...........................         50      (1,200)
   Accounts payable....................................    (24,251)    (11,260)
   Accrued expenses....................................       (781)      5,048
   Deferred revenue....................................      8,059      (3,017)
                                                         ---------   ---------
Net cash provided by operating activities..............     88,888     166,772
Cash flows from investing activities
 Purchase of property and equipment....................   (200,656)   (132,560)
                                                         ---------   ---------
Net cash used in investing activities..................   (200,656)   (132,560)
Cash flows from financing activities
 Proceeds from stockholder loans.......................     62,378          --
 Cash overdraft, net...................................     24,956     (24,956)
                                                         ---------   ---------
Net cash provided by (used in) financing activities....     87,334     (24,956)
                                                         ---------   ---------
Net (decrease) increase in cash and cash equivalents...    (24,434)      9,256
Cash and cash equivalents at beginning of period.......     24,763         329
                                                         ---------   ---------
Cash and cash equivalents at end of period.............  $     329   $   9,585
                                                         =========   =========
Supplemental disclosure of cash flow information
Interest paid..........................................  $     630   $      --
                                                         =========   =========


The accompanying notes are an integral part of the financial statements.

                                 FREEWAY, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Organization and Basis of Presentation
  Freeway, Inc. (the "Company") provides full service access to the Internet for corporate and individual users in Michigan.

Revenue Recognition
  The Company recognizes revenue when Internet access services are provided. Advance collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

Cash Equivalents
  The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Property and Equipment
  Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Costs of repair and maintenance are charged to expense as incurred.

Advertising Costs
  Advertising costs are expensed as incurred. Advertising expense of approximately $13,000, $34,000, and $26,000 was charged to operations in 1996, 1997 and 1998, respectively.

Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
  The Company is taxed as an S-Corporation. Accordingly, the stockholders of the Company are subject to federal income taxes rather than the Company.

2. Property and Equipment:

   Cost of property and equipment and depreciable lives are summarized as follows:

                                                                     Depreciable
                                                 1997       1998     Life-Years
   Computer equipment......................... $ 357,036  $ 489,595        5
    Less accumulated depreciation.............  (111,794)  (168,537)
                                               ---------  ---------
     Computer equipment, net.................. $ 245,242  $ 321,058
                                               =========  =========

                                 FREEWAY, INC.

   Depreciation expense of approximately $76,000 and $57,000 was charged to operations in 1997 and 1998, respectively.

3. Operating Leases:

   The Company also leases point of presence locations under lease terms of less than one year.

   Rent expense under all operating leases of approximately $10,000 and $8,000 was charged to operations in 1997 and 1998, respectively.

4. Stockholder loans:

   The stockholder loans are interest free and payable upon demand.

5. Earnings Per Share:

   The following table sets forth the computation of basic and diluted earnings per share:

                                                                Seven months
                                                 Year ended         ended
                                              December 31, 1997 July 31, 1998
                                              ----------------- -------------
   Net income applicable to common
    stockholders.............................     $106,864        $138,375
                                                  --------        --------
   Basic weighted average shares.............        1,000           1,000
                                                  --------        --------
   Basic and diluted.........................     $ 106.86        $ 138.38
                                                  ========        ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the Stockholders of Voyager.net, Inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholder's equity (deficit) and cash flows, present fairly, in all material respects, the financial position of EXEC-PC, Inc. (the "Company") at December 31, 1997 and September 22, 1998 and the results of its operations and its cash flows for the year ended December 31, 1997 and for the period ended September 22, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                               PricewaterhouseCoopers LLP

Grand Rapids, Michigan
April 28, 1999

                                 EXEC-PC, INC.

                                 BALANCE SHEETS

                                                     December 31,  September 22,
                                                         1997          1998
Assets
Current assets:
 Cash............................................... $   248,268    $   461,924
 Accounts receivable, less allowance for doubtful
  accounts of $37,900 and $53,900 in 1997 and 1998,
  respectively......................................      63,400         52,022
 Prepaid and other assets...........................       7,460         50,351
                                                     -----------    -----------
  Total current assets..............................     319,128        564,297
Property and equipment, net.........................   2,464,138      3,925,550
Intangible assets, net..............................     355,158        327,358
                                                     -----------    -----------
Total assets........................................ $ 3,138,424    $ 4,817,205
                                                     ===========    ===========
Liabilities and Stockholder's Deficit
Current liabilities:
 Current portion of obligations under capital
  leases............................................ $ 1,083,144    $ 1,238,844
 Note payable, bank.................................     295,000        145,000
 Accounts payable...................................     257,980        305,951
 Accrued payroll and related expenses...............     165,100        132,606
 Deferred revenue...................................   3,353,920      3,353,387
                                                     -----------    -----------
Total current liabilities...........................   5,155,144      5,175,788
Obligations under capital leases....................     253,483      1,414,602
Long-term debt......................................     212,418        117,177
Stockholder's deficit:
 Common stock.......................................         100            100
 Paid-in capital....................................     169,783        169,783
 Accumulated deficit................................  (2,652,504)    (2,060,245)
                                                     -----------    -----------
Total stockholder's deficit.........................  (2,482,621)    (1,890,362)
                                                     -----------    -----------
Total liabilities and stockholder's deficit......... $ 3,138,424    $ 4,817,205
                                                     ===========    ===========


The accompanying notes are an integral part of the financial statements.

                                 EXEC-PC, INC.

                              STATEMENTS OF INCOME

                                                       Year ended  Period ended
                                                      December 31, September 22,
                                                          1997         1998
Revenue:
 Internet access service............................   $8,029,414   $8,652,989
 Other..............................................       73,740       15,855
                                                       ----------   ----------
  Total revenue.....................................    8,103,154    8,668,844
                                                       ----------   ----------
Operating expenses:
 Internet access service costs......................    2,846,798    3,493,066
 Sales and marketing................................      660,898      574,078
 General and administrative.........................    2,676,032    1,773,757
 Depreciation and amortization......................    1,274,787    1,151,960
                                                       ----------   ----------
  Total operating expenses..........................    7,458,515    6,992,861
                                                       ----------   ----------
Income from operations before other income
 (expense)..........................................      644,639    1,675,983
                                                       ----------   ----------
Other income (expense):
 Interest income....................................        1,910           95
 Interest expense...................................      (80,309)     (71,742)
 Gain (loss) on sale of assets......................     (222,458)      30,021
                                                       ----------   ----------
Total other (expense)...............................     (300,857)     (41,626)
                                                       ----------   ----------
Net income..........................................   $  343,782   $1,634,357
                                                       ==========   ==========
Per share data:
Basic and diluted net income per share applicable to
 common
 stockholders.......................................   $ 3,437.82   $16,343.57
                                                       ==========   ==========
Weighted average common shares outstanding:
Basic and diluted...................................          100          100
                                                       ==========   ==========



The accompanying notes are an integral part of the financial statements.

                                 EXEC-PC, INC.

                      STATEMENTS OF STOCKHOLDER'S DEFICIT

                              Common Stock
                              ------------- Paid-in  Accumulated
                              Shares Amount Capital    Deficit       Total
Balance at December 31,
 1996........................  100    $100  $169,783 $(2,195,786) $(2,025,903)
 Dividends...................   --      --        --    (800,500)    (800,500)
 Net income..................   --      --        --     343,782      343,782
                               ---    ----  -------- -----------  -----------
Balance at December 31,
 1997........................  100     100   169,783  (2,652,504)  (2,482,621)
 Dividends...................   --      --        --  (1,042,098)  (1,042,098)
 Net income..................   --      --        --   1,634,357    1,634,357
                               ---    ----  -------- -----------  -----------
Balance at September 22,
 1998........................  100    $100  $169,783 $(2,060,245) $(1,890,362)
                               ===    ====  ======== ===========  ===========




The accompanying notes are an integral part of the financial statements.

                                 EXEC-PC, INC.

                            STATEMENTS OF CASH FLOWS

                                                     Year ended   Period ended
                                                    December 31,  September 22,
                                                        1997          1998
Cash flows from operating activities
 Net income........................................ $   343,782    $ 1,634,357
 Adjustments to reconcile net loss to net cash
  Provided by operating activities:
  Depreciation and amortization....................   1,274,787      1,151,960
  (Gain) loss on (sale) disposal of equipment......     222,458        (30,021)
  Changes in assets and liabilities:
   Accounts receivable.............................      30,400         11,378
   Prepaids and other assets.......................      12,435        (42,891)
   Accounts payable................................      64,495         47,971
   Accrued expenses................................      75,133        (32,494)
   Deferred revenue................................     697,801           (533)
                                                    -----------    -----------
Net cash provided by operating activities..........   2,721,291      2,739,727
Cash flows from investing activities
 Purchase of property and equipment................  (1,143,349)      (465,299)
 Proceeds from the sale of equipment...............      58,960             --
 Payment for purchase of a business................    (370,600)            --
                                                    -----------    -----------
Net cash used in investing activities..............  (1,454,989)      (465,299)
Cash flows from financing activities
 Payments on capital leases........................    (347,107)      (773,433)
 Advances from related party.......................     431,963             --
 Payments to related party.........................    (431,963)            --
 Payment on notes payable..........................    (249,819)      (245,241)
 Proceeds from notes payable issuance..............     300,000             --
 Dividends.........................................    (800,500)    (1,042,098)
                                                    -----------    -----------
Net cash used in financing activities..............  (1,097,426)    (2,060,772)
                                                    -----------    -----------
Net increase in cash and cash equivalents..........     168,876        213,656
Cash and cash equivalents at beginning of period...      79,392        248,268
                                                    -----------    -----------
Cash and cash equivalents at end of period......... $   248,268    $   461,924
                                                    ===========    ===========
Supplemental disclosure of cash flow information
Interest paid...................................... $    80,309    $    71,742
                                                    ===========    ===========


The accompanying notes are an integral part of the financial statements.

                                 EXEC-PC, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Organization and Basis of Presentation

   EXEC-PC, Inc. (the "Company") provides full service access to the Internet for corporate and individual users in Illinois and Wisconsin.

Revenue Recognition

   The Company recognizes revenue when internet access services are provided. Advance collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

Property and Equipment

   Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Equipment acquired under capital leases are depreciated over their related lease terms or their estimated productive useful lives, depending on the criteria met in determining their qualification as a capital lease. Costs of repair and maintenance are charged to expense as incurred.

Advertising Costs

   Advertising costs are expensed as incurred.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Intangible Assets

   Goodwill, representing the excess cost over net assets of an acquired company, is amortized using the straight-line method over 10 years. The carrying value of goodwill will be periodically reviewed to determine if an impairment has occurred.

                                 EXEC-PC, INC.

2. Property and Equipment:

   Cost of property and equipment and depreciable lives are summarized as follows:

                                                                   Depreciable
                                            1997         1998      Life-Years
   Computer equipment................... $   862,695  $   865,782        3
   Office equipment.....................     105,903      144,969      5-7
   Furniture and fixtures...............     113,974      124,873        7
   Software.............................      97,729       99,183        3
   Equipment acquired under capital
    lease...............................   1,710,400    3,800,652      3-5
   Vehicles.............................      21,882       24,094        5
   Building improvements................     811,444      882,768        7
                                         -----------  -----------
                                           3,724,027    5,942,321
    Less accumulated depreciation.......  (1,259,889)  (2,016,771)
                                         -----------  -----------
     Property and equipment, net........ $ 2,464,138  $ 3,925,550
                                         ===========  ===========

   Depreciation expense of approximately $1,259,000 and $1,124,000 was charged to operations in 1997 and 1998, respectively.

3. Intangible Assets:

   Intangible assets consist of the following:

                                                               1997      1998
   Goodwill................................................. $370,600  $370,600
   Less accumulated amortization............................  (15,442)  (43,242)
                                                             --------  --------
    Intangible assets, net.................................. $355,158  $327,358
                                                             ========  ========

4. Capital Leases:

   The Company leases computer equipment under capital leases expiring in various years through the year 2001. The assets under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The net book value of these assets as of September 22, 1998 is $3,084,907. Depreciation of assets under capital leases is included in depreciation expense.

   Future minimum lease payments under capital leases as of September 22, 1998 are as follows:

   1999............................................................ $ 1,329,600
   2000............................................................   1,131,942
   2001............................................................     391,552
   2002............................................................       4,506
                                                                    -----------
   Total minimum lease payments....................................   2,857,600
   Less amount representing interest...............................    (204,154)
                                                                    -----------
   Present value of net minimum lease payments.....................   2,653,446
   Less current maturities.........................................  (1,238,844)
                                                                    -----------
   Long-term portion............................................... $ 1,414,602
                                                                    ===========

                                 EXEC-PC, INC.

   The Company also leases office facilities under operating lease agreements that expire in the years 2006 and 2007. The following is a schedule of future minimum rental payments under these leases as of September 22, 1998:

   1999.............................................................. $  199,050
   2000..............................................................    205,021
   2001..............................................................    211,172
   2002..............................................................    217,507
   2003..............................................................    224,033
   Thereafter........................................................    932,125
                                                                      ----------
                                                                      $1,988,908
                                                                      ==========

   In addition to these office leases, the Company also leases point of presence locations under lease terms of less than one year.

   Rent expense under the above operating leases was approximately $203,000 and $165,000 was charged to operations in 1997 and 1998, respectively.

5. Long-Term Debt:

   Long-term debt consists of the following:

                                                            1997       1998
   Note payable to bank, original amount $446,635 due in
    monthly principal and interest payments of $14,171
    through May 1, 2000, interest due monthly at 8.6% per
    annum on the unpaid principal balance................ $ 357,418  $ 262,177
   Note payable, StarNet, Inc. (Five Star Telecom),
    original amount $300,000, due in monthly principal
    payments of $30,000 through May 31, 1998, non-
    interest bearing.....................................   150,000         --
                                                          ---------  ---------
                                                            507,418    262,177
   Less current maturities...............................  (295,000)  (145,000)
                                                          ---------  ---------
   Long-term debt........................................ $ 212,418  $ 117,177
                                                          =========  =========

   Maturities of principal payments of long-term debt are as follows:

   1999................................................................ $145,000
   2000................................................................  117,177
                                                                        --------
                                                                        $262,177
                                                                        ========

6. Related Party Transactions:

   In 1997, the Company borrowed a total of approximately $432,000 from an officer of the Company at an interest rate of ten percent. The entire amount borrowed was repaid by December 31, 1997. Interest expense on the note payable in 1997 was approximately $13,000.

                                 EXEC-PC, INC.

7. Acquisition:

   During 1997, the Company acquired StarNet, Inc. for $370,600. The transaction was accounted as a purchase and goodwill in the amount of $370,600 was recognized. The purchase price consisted of cash in the amount of $70,600 and a $300,000 note payable (see Note 5).

8. Earnings Per Share:

   The following table sets forth the computation of basic and diluted earnings per share:

                                            Year ended        Period ended
                                         December 31, 1997 September 22, 1998
                                         ----------------- ------------------
   Net income applicable to common
    stockholders........................     $ 343,782         $1,634,357
                                             ---------         ----------
   Basic weighted average shares........           100                100
                                             ---------         ----------
   Basic and diluted....................     $3,437.82         $16,343.57
                                             =========         ==========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the Stockholders of Voyager.net, Inc.:

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholder's equity (deficit) and cash flows, present fairly, in all material respects, the financial position of NetLink Systems, L.L.C. (the "Company") at December 31, 1997 and September 30, 1998 and the results of its operations and its cash flows for the year ended December 31, 1997 and the nine months ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                     PricewaterhouseCoopers LLP

Grand Rapids, Michigan
April 28, 1999

                            NETLINK SYSTEMS, L.L.C.

                                 BALANCE SHEETS

                                                     December 31, September 30,
                                                         1997         1998
Assets
Current assets:
 Cash...............................................   $ 55,407     $ 26,070
 Accounts receivable, less allowance for doubtful
  accounts of $10,000 and $45,000 in 1997 and 1998,
  respectively......................................     28,528       66,547
 Prepaid and other assets...........................      4,500        3,300
                                                       --------     --------
Total current assets................................     88,435       95,917
Property and equipment, net.........................    383,577      338,711
                                                       --------     --------
Total assets........................................   $472,012     $434,628
                                                       ========     ========
Liabilities and Members' Equity
Current liabilities:
 Line of credit.....................................   $149,237     $167,747
 Current portion of note payable....................      1,586       10,587
 Accounts payable...................................    102,697       72,554
 Other liabilities..................................     25,591       23,138
 Deferred revenue...................................         --      119,166
                                                       --------     --------
Total current liabilities...........................    279,111      393,192
Note payable........................................     26,691           --
Members' equity.....................................    166,210       41,436
                                                       --------     --------
Total liabilities and members' equity...............   $472,012     $434,628
                                                       ========     ========



The accompanying notes are an integral part of the financial statements.

                            NETLINK SYSTEMS, L.L.C.

                    STATEMENTS OF INCOME AND MEMBERS' EQUITY

                                                                  Nine months
                                                     Year ended      ended
                                                    December 31, September 30,
                                                        1997         1998
Revenue:
 Internet access service...........................  $1,399,514   $1,441,020
 Other.............................................         258        1,080
                                                     ----------   ----------
Total revenue......................................   1,399,772    1,442,100
                                                     ----------   ----------
Operating expenses:
 Internet access service costs.....................     702,888      853,582
 Sales and marketing...............................      34,990       69,645
 General and administrative........................     260,516      364,591
 Depreciation and amortization.....................      41,540       73,808
                                                     ----------   ----------
Total operating expenses...........................   1,039,934    1,361,626
                                                     ----------   ----------
Income from operations before other income
 (expense).........................................     359,838       80,474
                                                     ----------   ----------
Other income (expense):
 Interest income...................................         296          758
 Interest expense..................................      (9,422)     (12,831)
                                                     ----------   ----------
Total other income (expense).......................      (9,126)     (12,073)
                                                     ----------   ----------
Net income.........................................     350,712       68,401
Members' equity, beginning of year.................      57,217      166,210
Distribution to members............................    (241,719)    (193,175)
                                                     ----------   ----------
Members' equity, end of year.......................  $  166,210   $   41,436
                                                     ==========   ==========



The accompanying notes are an integral part of the financial statements.

                            NETLINK SYSTEMS, L.L.C.

                            STATEMENTS OF CASH FLOWS

                                                      Year ended   Nine months
                                                     December 31, September 30,
                                                         1997         1998
Cash Flows From Operating Activities:
 Net income.........................................  $ 350,712     $  68,401
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.....................     41,540        73,808
  Changes in assets and liabilities:
   Accounts receivable..............................     23,718       (38,019)
   Prepaids and other assets........................     (1,500)        1,200
   Accounts payable.................................     29,937       (30,143)
   Accrued expenses.................................     (5,197)       (2,453)
   Deferred revenue.................................         --       119,166
                                                      ---------     ---------
Net cash provided by operating activities......... .    439,210       191,960
Cash Flows From Investing Activities:
 Purchase of property and equipment.................   (279,672)      (28,942)
                                                      ---------     ---------
Net cash used in investing activities...............   (279,672)      (28,942)
Cash Flows Provided By Financing Activities:
 Payment on line of credit..........................    (26,805)      (48,490)
 Proceeds from line of credit.......................    176,042        67,000
 Payment on note payable............................    (25,023)      (17,690)
 Distributions to members...........................   (241,719)     (193,175)
                                                      ---------     ---------
Net cash used in financing activities...............   (117,505)     (192,355)
                                                      ---------     ---------
Net increase (decrease) in cash.....................     42,033       (29,337)
Cash at beginning of period.........................     13,374        55,407
                                                      ---------     ---------
Cash at end of period...............................  $  55,407     $  26,070
                                                      =========     =========
Supplemental disclosure of cash flow information:
 Interest paid......................................  $   9,422     $  12,831
                                                      =========     =========


The accompanying notes are an integral part of the financial statements.

                            NETLINK SYSTEMS, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Organization and Basis of Presentation

   NetLink Systems, L.L.C. (the "Company") provides full service access to the Internet for corporate and individual users in Michigan.

Revenue Recognition

   The Company recognizes revenue when Internet access services are provided. Advance collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

Property and Equipment

   Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Costs of repair and maintenance are charged to expense as incurred.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

   The Company is classified as a limited liability corporation for federal income tax purposes. Accordingly, no provisions for income taxes are required as income or losses generated flow to the individual members.

2. Property and Equipment:

   Cost of property and equipment and depreciable lives are summarized as follows:

                                                                     Depreciable
                                                   1997      1998    Life-Years
   Computer equipment........................... $446,722  $473,171        5
   Furniture and fixtures.......................   21,415    21,415        7
                                                 --------  --------
                                                  468,137   494,586
    Less accumulated depreciation...............  (84,560) (155,875)
                                                 --------  --------
     Property and equipment, net................ $383,577  $338,711
                                                 ========  ========

   Depreciation expense of approximately $42,000 and $74,000 was charged to operations in 1997 and 1998, respectively.

                            NETLINK SYSTEMS, L.L.C.

3. Other Liabilities:

   Other liabilities consist of the following:

                                                                 1997    1998
   Accrued payroll and related expenses........................ $19,091 $10,302
   Accrued expenses............................................   6,500  12,836
                                                                ------- -------
                                                                $25,591 $23,138
                                                                ======= =======

4. Operating Leases:

   The Company leases office space and communication services under operating leases expiring in various years through 2001.

   Minimum future rental payments under noncancellable operating leases as follows:

                                                                         1998
   1999............................................................... $ 47,040
   2000...............................................................   45,920
   2001...............................................................   40,260
                                                                       --------
   Total minimum future rental payments............................... $133,220
                                                                       ========

   Rent expense under the above operating leases was approximately $56,000 and $45,000 in 1997 and 1998, respectively.

5. Line of Credit:

   In 1997, the Company entered into a $250,000 revolving term loan with a bank which matures July 10, 2000, bearing interest at the bank's prime rate plus
 .25%. The rate at September 30, 1998 is 8.5%. Borrowings are collateralized by substantially all of the Company's assets and the limited personal guarantees of the members. At December 31, 1997 and September 30, 1998, $149,237 and $167,747, respectively, was outstanding under the credit facility.

6. Long-Term Debt:

   At December 31, 1996, the Company entered into an agreement to purchase a member's equity. Under the terms of the agreement, the Company is to pay the former member $46,300 in full consideration for a note payable and accrued interest of $27,627 and a return of capital in the amount of $18,673. The full consideration to be paid consists of a $10,300 cash payment and an unsecured note in the amount of $36,000. The unsecured note bearing interest at 7 percent is payable in monthly installments of $1,093, including interest, through July 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the Stockholders of Voyager.net, Inc.:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows, present fairly, in all material respects, the financial position of GDR Enterprises, Inc. (the "Company") and its subsidiaries at December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                                               PricewaterhouseCoopers LLP

Grand Rapids, Michigan
June 9, 1999

                             GDR ENTERPRISES, INC.

                           CONSOLIDATED BALANCE SHEET

                                                               March 31,
                                            December 31, ----------------------
                                                1998        1998        1999
                                                              (unaudited)
Assets
Current assets:
 Cash and cash equivalents................   $1,771,056  $1,315,887  $1,995,158
                                             ----------  ----------  ----------
Total current assets......................    1,771,056   1,315,887   1,995,158
Property and equipment, net...............    1,309,222     981,382   1,278,068
Note receivable, related party............      172,432     273,614     169,422
Intangible assets, net....................       36,765      53,355      31,235
                                             ----------  ----------  ----------
Total assets..............................   $3,289,475  $2,624,238  $3,473,883
                                             ==========  ==========  ==========
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
 Current portion of obligations under
  capital leases..........................   $  704,577  $  434,257  $  643,679
 Accounts payable.........................      392,781     254,198     249,255
 Income taxes payable.....................       18,510      62,406      37,728
 Other liabilities........................       84,878     154,200      76,705
 Current portion of deferred revenue......    1,570,855   1,527,553   1,874,555
                                             ----------  ----------  ----------
Total current liabilities.................    2,771,601   2,432,614   2,881,922
Obligations under capital leases..........      294,849     211,612     245,943
Deferred revenue, non-current portion.....      175,237      23,262     185,396
Stockholders' equity (deficit):
 Common stock.............................        1,000       1,000       1,000
 Paid-in capital..........................       49,500      49,500      49,500
 Retained earnings (deficit)..............       (2,712)    (93,750)    110,122
                                             ----------  ----------  ----------
Total stockholders' equity (deficit)......       47,788     (43,250)    160,622
                                             ----------  ----------  ----------
Total liabilities and stockholders' equity
 (deficit)................................   $3,289,475  $2,624,238  $3,473,883
                                             ==========  ==========  ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                             GDR ENTERPRISES, INC.

                       CONSOLIDATED STATEMENT OF INCOME

                                                            Three months ended
                                                                 March 31,
                                               December 31, -------------------
                                                   1998       1998      1999
                                                                (unaudited)
Revenue, Internet access service..............  $3,860,368  $914,138 $1,141,331
                                                ----------  -------- ----------
Operating expenses:
 Internet access service costs................   1,253,554   301,666    318,029
 Sales and marketing..........................     136,221    25,903     83,782
 General and administrative...................   1,739,115   406,809    353,138
 Depreciation and amortization................     651,771   146,929    228,864
                                                ----------  -------- ----------
Total operating expenses......................   3,780,661   881,307    983,813
                                                ----------  -------- ----------
Income from operations before other income
 and expense..................................      79,707    32,831    157,518
                                                ----------  -------- ----------
Other income (expense):
 Interest income..............................     101,124    24,983     25,316
 Loss on sale of assets.......................    (108,843)      --         --
                                                ----------  -------- ----------
Total other income (expense)..................      (7,719)   24,983     25,316
                                                ----------  -------- ----------
Income before income taxes....................      71,988    57,814    182,834
Income taxes..................................      34,000    22,000     70,000
                                                ----------  -------- ----------
Net income....................................  $   37,988  $ 35,814 $  112,834
                                                ==========  ======== ==========
Per share data:
Basic and diluted net income per share appli-
 cable to
 common stockholders..........................  $    47.49  $  44.77 $   141.04
                                                ==========  ======== ==========
Weighted average common shares outstanding:
Basic and diluted.............................         800       800        800
                                                ==========  ======== ==========






    The accompanying notes are an integral part of the consolidated financial statements.

                             GDR ENTERPRISES, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                             Common Stock
                             -------------
                                                   Retained        Total
                                           Paid-in Earnings    Stockholders'
                             Shares Amount Capital (Deficit)  Equity (Deficit)
Balances at January 1,
 1998.......................  800   $1,000 $49,500 $(40,700)      $  9,800
  Net income................                         37,988         37,988
                              ---   ------ ------- --------       --------
Balances at December 31,
 1998.......................  800   $1,000 $49,500 $ (2,712)      $ 47,788
  Net income (unaudited)....                        112,834        112,834
                              ---   ------ ------- --------       --------
Balances at March 31, 1999
 (unaudited)................  800   $1,000 $49,500 $110,122       $160,622
                              ===   ====== ======= ========       ========



   The accompanying notes are an integral part of the consolidated financial statements.

                             GDR ENTERPRISES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOW

                                                         Three Months Ended
                                            Year Ended        March 31,
                                           December 31, ----------------------
                                               1998        1998        1999
                                                             (unaudited)
Cash Flows From Operating Activities:
  Net income.............................   $   37,988  $   35,814  $  112,834
  Adjustments to reconcile net income to
   net cash
  provided by operating activities:
    Depreciation and amortization........      651,771     146,929     228,864
    Loss on sale of equipment............      108,843         --          --
    Changes in assets and liabilities:
      Accounts payable...................      209,906      71,323    (142,526)
      Income taxes payable...............      (55,404)     78,050      19,218
      Other liabilities..................      147,736      49,450      (8,173)
      Deferred revenue...................      391,474     196,197     313,859
                                            ----------  ----------  ----------
Net cash provided by operating
 activities..............................    1,492,314     577,763     524,076
Cash Flows Used In Investing Activities:
  Purchase of property and equipment.....     (229,006)    (82,689)    (85,633)
                                            ----------  ----------  ----------
Net cash used in investing activities....     (229,006)    (82,689)    (85,633)
Cash Flows From Financing Activities:
  Payments on capital leases.............     (536,814)   (122,567)   (217,351)
  Proceeds from note receivable, related
   party.................................      101,784         602       3,010
                                            ----------  ----------  ----------
Net cash used in financing activities....     (435,030)   (121,965)   (214,341)
                                            ----------  ----------  ----------
Net increase in cash and cash
 equivalents.............................      828,278     373,109     224,102
Cash and cash equivalents at beginning of
 period..................................      942,778     942,778   1,771,056
                                            ----------  ----------  ----------
Cash and cash equivalents at end of
 period..................................   $1,771,056  $1,315,887  $1,995,158
                                            ==========  ==========  ==========
Supplemental disclosure of cash flow
 information:
  Refundable income taxes received.......   $   32,000  $      --   $      --
                                            ==========  ==========  ==========
  Equipment acquired through capital
   leases................................   $1,086,239  $  310,200  $  106,546
                                            ==========  ==========  ==========

The accompanying notes are an integral part of the consolidated financial statements.

                             GDR ENTERPRISES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Organization and Basis of Presentation

   GDR Enterprises, Inc. ("Company") provides full service access to the Internet for corporate and individual users in Ohio, Indiana, Kentucky, Tennessee, North Carolina, and Alabama through its wholly-owned subsidiaries Mall 2000, Inc. and TDIN, Inc. EriNet Telecom, a wholly-owned subsidiary of the Company, is a competitive local exchange carrier licensed in approximately 15 Ohio counties. On July 16, 1998 all the issued and outstanding shares of common stock of Mall 2000, Inc. were exchanged for shares in the Company.

Revenue Recognition

   The Company recognizes revenue when Internet access services are provided. Advance collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

Cash Equivalents

   The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Property and Equipment

   Property and equipment are stated at cost and depreciated over their estimated useful lives using an accelerated method. Equipment acquired under capital leases are depreciated over their related lease terms. Costs of repair and maintenance are charged to expense as incurred.

Advertising Costs

   Advertising costs are expensed as incurred. Advertising costs of approximately $122,000 were charged to operations in 1998.

Intangible Assets

   Intangible assets consist primarily of the acquired customer base. The acquired customer base is amortized using the straight-line method over 3 years based on the estimated customer churn rate. The carrying value of intangible assets will be periodically reviewed to determine if an impairment has occurred. Impairments, if any, are measured based upon discounted cash flow analyses and are recognized in operating results in the period in which the impairment in value is determined.

                             GDR ENTERPRISES, INC.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

   A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between book and tax accounting and operating loss and tax credit carryforwards.

2. Property and Equipment:

   Cost of property and equipment and depreciable lives are summarized as follows at December 31, 1998:

                                                                     Depreciable
                                                                     Life-Years
Equipment acquired under capital lease.................. $1,678,395        2
Computer equipment......................................    431,993      5-7
Leasehold improvements..................................    106,030        7
Furniture and fixtures..................................     38,895      5-7
                                                         ----------
                                                          2,255,313
  Less accumulated depreciation.........................   (946,091)
                                                         ----------
    Property and equipment, net......................... $1,309,222
                                                         ==========

   Depreciation expense of approximately $622,000 was charged to operations in 1998.

3. Intangible Assets:

   Intangible assets consist of the following at December 31, 1998:

Acquired customer base................................................ $ 66,050
Other.................................................................      500
                                                                       --------
                                                                         66,550
  Less accumulated amortization.......................................  (29,785)
                                                                       --------
Intangible assets, net................................................ $ 36,765
                                                                       ========

4. Capital Leases:

   The Company leases computer equipment under capital leases expiring in various years through the year 2000. The assets under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The net

                             GDR ENTERPRISES, INC.

book value of these assets as of December 31, 1998 is $1,029,396. Depreciation of assets under capital leases is included in depreciation expense.

   Future minimum lease payments under capital leases as of December 31, 1998 are as follows:

1999................................................................. $ 753,573
2000.................................................................   323,510
                                                                      ---------
Total minimum lease payments......................................... 1,077,083
Less amount representing interest....................................   (77,657)
                                                                      ---------
Present value of net minimum lease payments.......................... $ 999,426
                                                                      =========

   The Company also leases office facilities and point of presence locations under operating lease agreements that expire in the years 1999, 2000, 2001, and 2002. The following is a schedule of future minimum rental payments under these leases:

1999................................................................... $ 49,707
2000...................................................................   35,765
2001...................................................................   15,258
2002...................................................................    7,596
                                                                        --------
                                                                        $108,326
                                                                        ========

   In addition to these leases, the Company also leases point of presence locations under lease terms of less than one year.

   Rent expense under all operating leases of approximately $57,959 was charged to operations in 1998.

5. Other Liabilities:

   Other liabilities consist of the following at December 31, 1998:

Accrued payroll and related expenses................................... $19,733
Accrued profit sharing.................................................  45,935
Other..................................................................  19,210
                                                                        -------
                                                                        $84,878
                                                                        =======

6. Income Taxes:

   The components for income taxes at December 31, 1998 are as follows:

Current federal income tax............................................. $19,000
Current state and local income taxes...................................  15,000
                                                                        -------
Provision for income taxes............................................. $34,000
                                                                        =======

                             GDR ENTERPRISES, INC.

   A reconciliation of the statutory U.S. federal tax rate to the Company's effective tax rate at December 31, 1998 is as follows:

U.S. federal statutory.................................................... 34.0%
Effect of graduated tax rates............................................. (8.0)
State and local income taxes.............................................. 21.0
                                                                           ----
                                                                           47.0%
                                                                           ====

7. Notes Receivable, Related Party:

   In 1997, an officer of the Company borrowed $275,000 from the Company at an interest rate of ten percent. Principal and interest of $1,970 are due monthly through August 2027. Interest income on the note receivable in 1998 was approximately $21,000.

8. Retirement Savings Plan:

   In 1997, the Company established a retirement savings 401(k) plan for all employees. The Company can make discretionary contributions to the plan. Contributions charged to operations were approximately $50,000 in 1998.

9. Earnings Per Share:

   The following table sets forth the computation of basic and diluted earnings per share:

                                                 Year ended    Three months
                                                December 31, ended March 31,
                                                ------------ ----------------
                                                    1998      1998     1999
                                                ------------ ------- --------
   Net income applicable to common
    stockholders...............................   $37,988    $35,814 $112,834
                                                  -------    ------- --------
   Basic weighted average shares...............       800        800      800
                                                  -------    ------- --------
   Basic and diluted...........................   $ 47.49    $ 44.77 $ 141.04
                                                  =======    ======= ========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
July 20, 1999

[VOYAGER.NET LOGO APPEARS HERE]

                       9,000,000 Shares of Common Stock

                            ----------------------

                                  PROSPECTUS

                            ----------------------

                         Donaldson, Lufkin & Jenrette

                       First Union Capital Markets Corp.

                              CIBC World Markets

                                DLJdirect Inc.

-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in the prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Voyager.net have not changed since the date hereof.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Until August 14, 1999 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------